                                                FILED PURSUANT TO RULE 424(b)(1)
                                                REGISTRATION NO. 333-46351




                               3,800,000 SHARES

                               [LOGO OF TOKHEIM]

                                 COMMON STOCK

                               ----------------

  All of the 3,800,000 shares of Common Stock offered hereby are being sold by Tokheim Corporation ("Tokheim" or the "Company"). The Common Stock is listed on the New York Stock Exchange under the symbol "TOK." On March 17, 1998, the last closing price of the Common Stock, as reported on the New York Stock Exchange, was $16.5625 per share. See "Price Range of Common Stock."

  SEE "RISK FACTORS" BEGINNING ON PAGE 11 FOR A DISCUSSION OF CERTAIN FACTORS THAT SHOULD BE CONSIDERED IN CONNECTION WITH AN INVESTMENT IN THE COMMON STOCK OFFERED HEREBY.

                               ----------------

  THESE  SECURITIES  HAVE  NOT  BEEN  APPROVED  OR  DISAPPROVED  BY  THE
   SECURITIES   AND  EXCHANGE  COMMISSION   OR  ANY  STATE   SECURITIES
    COMMISSION NOR  HAS THE SECURITIES AND EXCHANGE COMMISSION  OR ANY
     STATE  SECURITIES   COMMISSION  PASSED  UPON  THE   ACCURACY  OR
            ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO
                    THE CONTRARY IS A CRIMINAL OFFENSE.

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

                                                    Underwriting
                                       Price to    Discounts and   Proceeds to
                                        Public     Commissions(1)   Company(2)
------------------------------------------------------------------------------
Per Share..........................    $16.5625        $0.87         $15.6925
------------------------------------------------------------------------------
Total..............................  $62,937,500     $3,306,000    $59,631,500
------------------------------------------------------------------------------
Total Assuming Full Exercise of
 Over-Allotment Option(3)..........  $72,378,125     $3,801,900    $68,576,225

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------
(1) See "Underwriting."
(2) Before deducting expenses estimated at $650,000, which are payable by the Company.
(3) Assuming exercise in full of the 30-day option granted by the Company to the Underwriters to purchase up to 570,000 additional shares, on the same terms, solely to cover over-allotments. See "Underwriting."

                               ----------------

  The shares of Common Stock are offered by the Underwriters, subject to prior sale, when, as and if delivered to and accepted by the Underwriters, and subject to their right to reject orders in whole or in part. It is expected that delivery of the Common Stock will be made in New York City on or about March 23, 1998.

                               ----------------

PAINEWEBBER INCORPORATED
                                 BT ALEX. BROWN
                                                            SCHRODER & CO. INC.

                               ----------------

                THE DATE OF THIS PROSPECTUS IS MARCH 18, 1998.

     [Inside Front Cover: Artist's rendition of a retail service station, highlighting the Company's products]



  CERTAIN PERSONS PARTICIPATING IN THE OFFERING MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN OR OTHERWISE AFFECT THE PRICE OF THE COMMON STOCK. SUCH TRANSACTIONS MAY INCLUDE STABILIZING, THE PURCHASE OF COMMON STOCK TO COVER SYNDICATE SHORT POSITIONS AND THE IMPOSITION OF PENALTY BIDS. FOR A DESCRIPTION OF THESE ACTIVITIES, SEE "UNDERWRITING."

                             AVAILABLE INFORMATION

  The Company is subject to the reporting and other information requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files reports and other information with the Securities and Exchange Commission (the "Commission"). The reports, information statements and other information that the Company files pursuant to the Exchange Act may be inspected and copied (at prescribed rates) at the public reference facilities maintained by the Commission at Judiciary Plaza, 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549, and at the Commission's regional offices located at Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661, and Seven World Trade Center, New York, New York 10048. In addition, reports, proxy statements and other information concerning the Company (symbol: TOK) can be inspected and copied at the offices of the New York Stock Exchange, on which the Common Stock of the Company is listed. The Commission also maintains a Web site (http://www.sec.gov) containing reports, proxy materials, information statements and other items regarding registrants that file electronically with the Commission.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

  The following documents, filed by the Company with the Commission under the Exchange Act, are hereby incorporated by reference into this Prospectus:

  1. The Company's Annual Report on Form 10-K for the fiscal year ended November 30, 1997 (filed February 13, 1998);

  2. The Company's Current Report on Form 8-K filed January 15, 1998;

  3. The Company's Current Report on Form 8-K/A filed February 13, 1998; and

  4.  The Company's Current Report on Form 8-K filed March 17, 1998.

  All documents filed by the Company pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this Prospectus and prior to the termination of the offering made hereby (the "Offering") will be deemed to be incorporated by reference in this Prospectus and to be a part hereof from the date of filing of such documents. Any statement contained herein or in a document incorporated or deemed to be incorporated herein by reference shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained in any subsequently filed document which is deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

  The Company will provide, without charge, to each person to whom a copy of this Prospectus is delivered, on the written or oral request of such person, a copy of any or all of the documents incorporated herein by reference (other than exhibits thereto). Written and telephone requests for such copies should be directed to the Company's principal office: Tokheim Corporation, 10501 Corporate Drive, P.O. Box 360, Fort Wayne, Indiana 46801, Attention: Executive Vice President, Finance and Administration (telephone: (219) 470-4600).

               SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

  Certain statements contained in this Prospectus, including, without limitation, statements containing the words "believes," "anticipates," "expects" and words of similar import, constitute "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995 (the "PSLRA"). Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, performance or achievements of the Company, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others, the following: loss of key members of management; increases in interest rates or the Company's cost of borrowing or a default under any material debt agreement; inability to achieve future sales levels or other operating results; fluctuation in foreign currency valuation; unavailability of funds for capital expenditures or research and development; changes in customer spending levels and demand for new products; changes in governmental, environmental or other regulations, especially as they may affect the capital expenditures of the Company's customers; failure of the Company to comply with governmental regulations; inability of the Company to successfully make and integrate acquisitions; adverse publicity; contingent liabilities and other claims asserted against the Company; competition; loss of significant customers or suppliers; fluctuations and difficulty in forecasting operating results; changes in business strategy or development plans; business disruptions; inability to protect technology or to integrate new technologies quickly into new products; claims relating to intellectual property infringement; changes in general economic conditions; and other factors referenced in this Prospectus. Certain of these factors are discussed in more detail elsewhere in this Prospectus, including, without limitation, under the captions "Risk Factors," "The Company" and "Management's Discussion and Analysis of Financial Condition and Results of Operations." Given these uncertainties, prospective purchasers are cautioned not to place undue reliance on such forward-looking statements. The Company disclaims any obligation to update any such factors or to announce publicly the result of any revisions to any of the forward-looking statements contained herein to reflect future events or developments.

                                    SUMMARY

  The following summary is qualified in its entirety by, and should be read in conjunction with, the more detailed information and the Consolidated Financial Statements of Tokheim, including the notes thereto, appearing elsewhere in this Prospectus. As used in this Prospectus, unless otherwise stated, the "Company" or "Tokheim" refers to Tokheim Corporation and its consolidated subsidiaries. Certain capitalized terms used and not defined in this Summary have the meanings given to them elsewhere in this Prospectus. Unless otherwise indicated, (i) the information in this Prospectus does not give effect to the Underwriters' over-allotment option and (ii) references to years in this Prospectus are to the Company's fiscal years ended November 30th.

                                  THE COMPANY

  Tokheim is one of the world's largest manufacturers and servicers of electronic and mechanical petroleum dispensing systems. These systems include petroleum dispensers and pumps, retail automation systems (including point-of-sale ("POS") systems), dispenser payment or "pay-at-the-pump" terminals, replacement parts and upgrade kits. As a result of its acquisition of the petroleum dispenser business ("Sofitam") of Sofitam S.A. in September 1996, Tokheim has positioned itself as a global competitor in the petroleum dispenser business, with the ability to provide both products and services to customers in over 80 countries. Tokheim is a leading supplier of petroleum dispensing systems in the United States, France, Canada, Mexico and Africa, and has strong market positions in Italy, the United Kingdom, Germany and Spain. The Company also has operations established in Asia, eastern Europe and Latin America.

  Petroleum dispensing systems are designed for and sold principally to owners of retail service stations, which include major oil companies ("MOCs"), national oil companies ("nationals"), independent owners operating under a MOC brand ("jobbers"), independent oil companies ("independents"), convenience store stations, hypermarkets and other retailers, and to commercial customers. In 1997, approximately 89% of Tokheim's net sales were to retail operators, such as Amoco, Elf Aquitaine, Marathon, Royal Dutch/Shell ("Shell"), SuperAmerica, Total and their affiliated jobbers, and approximately 11% of net sales were to commercial customers, such as Federal Express, United Parcel Service, Penske Corporation and municipalities. In the United States, Canada and western Europe, demand for the Company's products is driven by new, more convenient systems, such as credit/debit card readers, and by environmental regulations, such as those requiring vapor recovery systems and more secure underground storage tanks. In emerging markets, such as eastern Europe, Africa and southeast Asia, economic growth is promoting vehicle use and infrastructure development, which increase the demand for fuel and fuel dispensers. Deregulation of local markets and privatization of state-owned oil companies have created additional growth opportunities in emerging markets.

  The Company believes that it offers superior customer support and service through its extensive international network of distributors and trained field representatives. The Company offers 24-hour, seven-day-per-week on-line and telephone support to both authorized field service representatives and customers in its major markets. Additionally, the Company has begun to provide centralized service support to customers through regional service offices. The Company believes that the quality and availability of its service have been important factors in winning contracts and gaining new customers. The Company also recently began to offer a financing service that allows certain customers the option to lease the Company's products through a third party.

  Between 1993 and 1997, the Company's revenues grew from approximately $172.3 million to $385.5 million, and EBITDA (as defined herein) increased from approximately $2.9 million to $34.8 million. Growth of revenue and EBITDA is partly attributable to the Company's increased global presence as a result of the Sofitam acquisition. Revenue growth is also attributable to increased demand due to new product development, technological improvements, strengthened customer relationships, changing environmental regulations and growth in emerging markets. EBITDA improvements resulted primarily from increased sales volume, consolidation of manufacturing operations, enhanced manufacturing efficiency, product redesign and the sale of non-core businesses.

                             COMPETITIVE STRENGTHS

  As one of the world's largest manufacturers and servicers of petroleum dispenser systems, Tokheim believes it has the following principal competitive strengths:

  STRONG CUSTOMER RELATIONSHIPS. The Company's strong customer relationships are increasingly valuable as MOCs and nationals form alliances with suppliers to deliver products and services across large geographic regions. MOCs and nationals frequently solicit proposals for national, regional or global supply contracts ("tenders") that specify product and service requirements. The Company's global network of distributors and service providers, which was significantly expanded by the Sofitam acquisition, enables the Company to distribute products and provide reliable service to customers in over 80 countries. The Company's ability to customize its equipment and software to meet customer- and country-specific standards makes the Company attractive to MOCs and nationals as a single source of supply. In recent years, Tokheim has entered into a preferred supplier relationship with Total in several regions of the world, has renewed its alliance with Paz Oil, an Israeli national, until the year 2000 and has been selected to supply Amoco's U.S. and Mexican retail operations.

  BROAD, TECHNOLOGICALLY ADVANCED PRODUCT LINE. The Company manufactures and sells a wide variety of dispensers, pumps, meters, payment and retail automation systems, including POS systems (both hardware and software), and fleet fueling systems. The Company's recent acquisition of Management Solutions, Inc. ("MSI") has provided additional depth to its retail automation system product line. See "Recent Developments." This extensive product portfolio allows the Company to satisfy diverse customer- and country-specific requirements. The Company considers itself an industry leader in the integration of electronics and software into its products and believes there is a significant potential demand for certain existing technologies. For example, only 26% of all retail petroleum dispensers in the United States are estimated to have dispenser payment or "pay-at-the-pump" terminals.

  GLOBAL DISTRIBUTION AND SERVICE NETWORK. The Company's global distribution and service network provides a significant advantage when competing for national, regional and global tenders. Tokheim can provide products and services to customers in over 80 countries through its 138 U.S. distributors, 114 international distributors, 298 service companies, and over 1,400 trained field representatives. The Company believes that the reach of its European and African networks for distribution and service makes it a preferred partner for MOCs in these regions. The Company continues to focus on its service network as a competitive advantage. Tokheim recently launched an on-line help desk which allows authorized service representatives worldwide access to its service database using the Internet.

  LEADING POSITIONS IN DEVELOPED MARKETS. The Company has the leading market share in France and large market shares in the United States and Canada. The Company also has significant market positions in other developed markets, including Italy, the United Kingdom, Germany and Spain. These strong market positions have provided the Company with a significant base of recurring sales of equipment, retrofit kits and service contracts.

  PRESENCE ESTABLISHED IN EMERGING MARKETS. The Company has the leading market position in Africa and Mexico and has operations established in many countries in Asia, Latin America and eastern Europe. Consequently, the Company believes that it is well-positioned to grow as local economies expand and as MOCs enter emerging and newly privatized petroleum markets which require petroleum dispensing equipment and services.

  PROVEN MANAGEMENT TEAM. Since 1992, Tokheim's management team has successfully implemented a strategic plan that restored financial flexibility, strengthened MOC relationships, broadened product lines and reduced costs. In addition, management has successfully begun to integrate Sofitam's operations into the Company by consolidating operations in Europe. Management has also begun to re-engineer its manufacturing process to improve quality and increase efficiency.

                               BUSINESS STRATEGY

  The Company's business strategy has five principal components:

  LEVERAGE GLOBAL PLATFORM. Tokheim has a worldwide presence with a significant market share on three continents. As a result, the Company is able to satisfy the complete petroleum dispensing equipment and servicing needs of customers throughout the world and has an understanding of the regulatory requirements of countries where its customers operate. The Company intends to obtain additional customers and increase sales to existing customers by offering comprehensive sales and service coverage worldwide through its extensive networks.

  MAINTAIN TECHNOLOGICAL LEADERSHIP. In developed markets, such as the United States, Canada and western Europe, the Company believes that improved technology will be the primary driver of sales of petroleum dispensing products. As a result, the Company has made a significant effort to maintain its competitive edge technologically and considers itself a leader in the integration of electronics and software into petroleum dispensing products. For example, the Company's new Radio Frequency Identification ("RFID") technology, similar to the drive-through payment systems used at toll booths, permits consumers to pay for fuel purchases without using cash or credit cards. Tokheim also continues to invest in developing new technologies, such as touch-screen technology, wireless POS systems, improved meter technology and robotic fueling. The MSI acquisition is expected to broaden both Tokheim's range of retail automation systems and its customer base for such products. See "Recent Developments."

  PROVIDE INTEGRATED SALES, SERVICE AND PRODUCT DEVELOPMENT. The Company believes that it provides an integrated service solution for the marketplace. By offering a full range of petroleum dispensing equipment and services, the Company addresses its customers' demands for a single source of supply and a reduction of the total costs incurred over the life cycle of a petroleum dispensing system. In addition, Tokheim is partnering with certain MOCs to develop or customize products to meet their specific needs.

  INCREASE OPERATIONAL EFFICIENCY. Beginning in 1992, the Company initiated an aggressive program to consolidate manufacturing operations, enhance manufacturing efficiency, redesign existing products and divest non-core businesses. In addition, since the Sofitam acquisition, the Company has begun to implement a plan to combine manufacturing facilities, integrate product lines, re-engineer the manufacturing process and eliminate general and administrative redundancies. The Company is continually looking for opportunities to redesign its products and manufacturing processes to increase efficiency.

  MAINTAIN TOP QUALITY. Tokheim strives to produce the highest quality products and is committed to continuous quality improvement. Since 1995, an aggressive focus on product quality has reduced the defect rate (measured in parts per million) by approximately 90%. Another indication of the Company's commitment to quality is the award of ISO-9000 certification to all of the Company's domestic and most of its international manufacturing facilities. The International Organization for Standardization awards ISO-9000 certification on a facility-by-facility basis to those adhering to strict quality standards. Moreover, the Company's automated Computerized Dispenser Testers comprehensively test each dispenser's electrical and fluid systems before shipment to the customer, further improving the quality assurance process.

  Tokheim was formed in 1901 and its principal executive offices are located at 10501 Corporate Drive, Fort Wayne, Indiana, 46845. Its telephone number is
(219) 470-4600.

                                  THE OFFERING

Common Stock Offered by the         3,800,000 shares.
 Company...........................
Common Stock to Be Outstanding      12,095,523 shares.
 after the Offering(1).............
Use of Proceeds.................... The Company intends to use the net proceeds of $59.0 million from the Offering as
                                    follows: (i) approximately $39.5 million to
                                    redeem (the "Note Redemption") $35.0
                                    million in aggregate principal amount of
                                    the Company's 11 1/2% Senior Subordinated
                                    Notes due 2006 (the "Notes"), including
                                    accrued and unpaid interest and redemption
                                    premiums; and (ii) approximately $19.5
                                    million to repay indebtedness under the
                                    Company's bank credit facility (the "Bank
                                    Credit Facility"), which had an outstanding
                                    balance of approximately $32.6 million as
                                    of December 31, 1997.
New York Stock Exchange Symbol..... "TOK."

--------
(1) Based on the number of shares outstanding as of February 4, 1998. Does not include (i) 551,421 shares issuable upon the exercise of outstanding options, of which 79,921 are exercisable or (ii) 771,263 shares into which the Company's ESOP preferred stock is convertible. See "Capitalization" and Notes 10 and 11 to the Consolidated Financial Statements.

                                ----------------

                                  RISK FACTORS

  See "Risk Factors," which begins on page 11, for a discussion of certain factors that should be considered in evaluating an investment in the Common Stock.

                              RECENT DEVELOPMENTS

  In December 1997, the Company acquired MSI, located near Denver, Colorado. MSI develops and distributes retail automation systems, including POS systems, primarily for the convenience store, petroleum dispensing and fast-food service industries. The Company paid the MSI shareholders an initial amount of $12.0 million. The Company is also obligated to make contingent payments of up to $13.2 million over the next 3 years based upon MSI's performance.

  MSI's principal product is the CVN(TM) (Convenience Management Solution), a comprehensive retail automation system, including POS, backroom and store management systems. The CVN(TM) integrates such features as advanced gas pump controls, barcode scanning, credit authorization, commercial and charge accounts, employee time clock, detailed inventory tracking and cash drawer controls. Among its dispenser features, the CVN(TM) displays up to 32 separate pumps at all times, with up to two customers per pump. Its "One Touch" controls allow service station employees to easily authorize, pre-pay and monitor pumps by pressing one button. In addition, the system can automatically add merchandise and/or fast-food purchases to the customer's fuel bill.

  The CVN(TM) also has the capacity to work with a monitoring system to automatically alert station owners of the status, fuel level, temperature, water content, and presence of leaks in underground storage tanks. The system interfaces with almost every dispenser and control currently on the market, including those not manufactured by the Company. The system permits station owners to take a physical inventory or spot check with a hand-held radio frequency scanner. It also can track customers, even those who pay cash, and can help manage fleet, commercial and in-house charge accounts. See "Recent Developments."

                         SUMMARY FINANCIAL INFORMATION
                (AMOUNTS IN THOUSANDS EXCEPT DOLLARS PER SHARE)

  The following table sets forth summary historical and pro forma financial information of the Company. The summary historical statement of operations data for each of the three fiscal years in the period ended November 30, 1997 were derived from the Company's audited Consolidated Financial Statements. The information contained in this table should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the Company's Consolidated Financial Statements and Unaudited Pro Forma Financial Statements, including the notes thereto. In the opinion of the Company, such financial statements contain all adjustments (consisting of only normal recurring items) necessary to present fairly its financial position and results of operations as of and for the periods presented.

                                                YEAR ENDED NOVEMBER 30,
                                         ---------------------------------------
                                                                      PRO FORMA
                                           1995   1996(1)     1997     1997(2)
                                         -------- --------  -------- -----------
                                                                     (UNAUDITED)
STATEMENT OF OPERATIONS DATA:
Net sales..............................  $221,573 $279,733  $385,469  $393,272
Operating income(3)....................     5,811    6,356    20,645    21,509
Interest expense, net..................     3,319    7,191    16,451    11,238
Earnings (loss) before income taxes(4).     3,270   (1,229)    5,197    11,310
Earnings (loss)(4).....................     3,231   (2,009)    3,980     9,481
Preferred stock dividends..............     1,580    1,543     1,512     1,512
Earnings (loss) applicable to common
 stock(4)..............................     1,651   (3,552)    2,468     7,969
Earnings per common share(4):
 Primary
  Earnings (loss)......................  $   0.21 $  (0.45) $   0.31  $   0.67
  Weighted average number of shares
   outstanding.........................     7,911    7,981     8,083    11,883
 Fully diluted
  Earnings (loss)......................  $   0.17 $  (0.45) $   0.27  $   0.62
  Weighted average number of shares
   outstanding.........................     9,500    7,981     9,067    12,867
OTHER DATA:
Capital expenditures...................  $  5,559 $  3,061  $ 11,154  $ 11,355
EBITDA (as defined)(5).................    14,126   17,842    34,767    36,925

                                                             AS OF NOVEMBER 30,
                                                                    1997
                                                            --------------------
                                                                         PRO
                                                             ACTUAL   FORMA(2)
                                                            -------- -----------
                                                                     (UNAUDITED)
BALANCE SHEET DATA:
Working capital............................................ $ 41,650  $ 43,623
Total assets...............................................  290,619   296,570
Total debt(6)..............................................  130,405    87,878
ESOP preferred stock, net..................................    9,853     9,853
Common shareholders' equity, net...........................   10,618    58,729

--------
(1) Results for 1996 include three months of Sofitam operations. In addition, the financial statements presented have been restated for an accounting change in the method of valuing inventory, as more fully described in Note 1 to the Consolidated Financial Statements, "Summary of Significant Accounting Policies."
(2) The summary unaudited pro forma statement of operations data and other data give effect to the Offering and the MSI acquisition as if they had occurred on December 1, 1996. The pro forma balance sheet data give effect to the Offering and the MSI acquisition as if they had occurred on November 30, 1997.

(3) Operating income equals net sales less cost of sales, selling, general and administrative expenses, depreciation and amortization, and merger and acquisition costs and other unusual items.
(4) The 1997 amount excludes $1,886 for extraordinary loss from debt retirement. The 1997 pro forma excludes $1,886 and $4,964, both for extraordinary loss from debt retirement.
(5) EBITDA (as used herein) represents earnings (loss) from continuing operations before income taxes, extraordinary loss from debt retirement, net interest expense, depreciation and amortization, merger and acquisition costs and other unusual items and minority interest. Management uses EBITDA as a financial indicator of Company's ability to service debt, although the precise definition of EBITDA is subject to variation among companies. EBITDA should not be construed as an alternative to operating income or cash flows from operating activities (as determined in accordance with generally accepted accounting principles) and should not be construed as an indication of the Company's operating performance or as a measure of liquidity. See "Management's Discussion and Analysis of Financial Condition and Results of Operations." For additional information concerning the Company's historical cash flows, see the Consolidated Statement of Cash Flows included elsewhere herein.
(6) Total debt includes the Notes, long-term borrowings under the Bank Credit Facility and other credit agreements, the current portion of such borrowings and the guarantee of certain debt incurred by the Company's Employee Stock Ownership Plan (the "ESOP") to purchase Tokheim preferred stock, the dividends of which are used by the ESOP to service such debt (the "Guaranteed ESOP Obligation").

                                 RISK FACTORS

  Prospective investors should consider carefully the following risk factors in addition to the other information set forth in this Prospectus before purchasing any shares of Common Stock offered hereby.

DEPENDENCE ON THE RETAIL PETROLEUM INDUSTRY

  For the year ended November 30, 1997, 89% of the Company's net sales were derived from the sale and servicing of petroleum dispensing equipment to the retail petroleum industry. The Company's future results of operations will depend on demand for equipment from the retail petroleum industry in developed and emerging markets. Factors affecting demand for such equipment include wholesale and retail prices for petroleum products, taxation of petroleum products, environmental regulations, technological improvements, consumer demand for new products, changing retailing patterns in the retail petroleum industry, consolidation trends among retailers in developed markets, the pace of development in emerging markets, changes in interest rates and general economic and industry conditions. Factors adversely affecting the prices of or demand for the Company's products and services could have a material adverse effect on the Company's business, financial condition or results of operations.

  The Company's customers include MOCs, nationals, jobbers, independents, convenience store stations, hypermarkets, other retailers and commercial users. Certain of these customers contribute substantially to the Company's revenues. The loss of any such customer, or class of customers, or decreases in such customers' capital expenditure levels, could have a material adverse effect on the Company's business, financial condition or results of operation. Recently, MOCs and nationals have moved both toward granting national, regional and global contracts, or tenders, and toward creating alliances and preferred supplier relationships with suppliers. Typically, a customer can terminate these arrangements at any time. Because of anticipated increasing reliance on such arrangements, the loss of a customer, or the award of a contract to a competitor, may have a more significant impact on the Company in the future.

APPLICATION OF TECHNOLOGY AND SOFTWARE IN PRODUCTS

  The Company's success will depend, in significant part, on the continued market acceptance of the Company's existing products and the successful development, introduction and customer acceptance of new products and services and enhanced versions of the Company's current products. The technology and software being integrated into the Company's products, including electronic components, POS systems and related products, are growing increasingly sophisticated and expensive. There can be no assurance that the Company will successfully continue to develop new products in a timely fashion or that the Company's current or future products will be marketed properly or satisfy the needs of the worldwide market. Certain assets of the Company could become obsolete or become impaired in value as a result. In addition, the competition in the Company's industry to develop new products, and to establish proprietary rights to these products and the related technology, is intense. Competitors may be successful in establishing proprietary rights to new technologies, and there can be no assurance that the Company will be able to obtain rights to such technology or that it will not face claims that its products infringe patents held by its competitors. See "The Company--Legal Proceedings." Certain customers demand customized products to address particular characteristics of their businesses. The Company's commitment to customization could burden its resources or delay the delivery or installation of products. Any of these factors could adversely affect the Company's relationship with its customers, which in turn could materially adversely affect its business, financial condition or results of operations.

COMPETITION

  The market for petroleum dispensing equipment is competitive and sensitive to new product introductions and pricing pressure. Intense competition has significantly reduced the average price on the Company's products over the past few years. Prices may continue to fall in the future. The Company competes with Gilbarco, Inc. (a division of GEC, Plc), Wayne (a division of Dresser Industries, Inc.), Schlumberger Limited, Tankanlagen Salzkotten GmbH, Scheidt & Bachmann GmbH and Tatsuno Corporation, among others. Several of the Company's current and potential competitors, as subsidiaries or divisions of much larger corporations, have significantly greater financial, technical and marketing resources than the Company. There can be no assurance that the Company's current or potential competitors will not develop products superior to those developed by the Company or integrate new technologies more quickly than the Company. Competitors may be able to form alliances with MOCs or respond to their tender proposals faster than the Company, potentially causing the Company to lose market share. Increased competition could cause price reductions, reduced gross margins or loss of market share, which in turn could materially adversely affect the Company's business, financial condition or results of operations. There can be no assurance that the Company will be able to compete effectively against current and future competitors.

RISKS ASSOCIATED WITH INTERNATIONAL OPERATIONS

  The Company intends to continue to expand its international sales activity, which currently represents a substantial portion (approximately 64% for 1997) of its total sales. This expansion will require significant management attention and financial resources. In addition, foreign sales are subject to numerous risks, including political and economic instability in foreign markets, restrictive trade policies of foreign governments, inconsistent product regulation or sudden policy changes by foreign agencies or governments, the imposition of duties, taxes and governmental royalties, foreign exchange rate risks, exchange controls, national and regional labor strikes, potentially longer payment cycles, increased costs associated with maintaining international marketing efforts, difficulties in enforcing contractual obligations (including the collection of accounts receivable) and intellectual property rights and the burdens of complying with a wide variety of international and U.S. export laws and differing regulatory requirements. Any of these factors could materially adversely affect the Company's business, financial condition or results of operations. In particular, the Company has experienced a business slowdown in Asia due to current market conditions (although the Company currently derives only a minor portion of its sales from the region). There can be no assurances as to when Asian market conditions will improve or whether they may worsen.

  The Company's ability to satisfy its obligations depends, in substantial part, on its ability to obtain the cash flow generated by its international operations, whether such cash flow is in the form of payments on account of intercompany obligations, dividends or advances. The Company loaned certain amounts to its international subsidiaries to acquire Sofitam and to refinance certain debt of Sofitam. Payments of interest by the Company's international subsidiaries to the Company on such intercompany loans have resulted and are expected to continue to result in the repatriation of a portion of the cash flow of such subsidiaries. Certain of the Company's subsidiaries also pay fees to the Company under management agreements. There can be no assurance that the interest payments on such intercompany loans or the management fees will not be characterized as dividends or otherwise, so as to have adverse tax or other consequences to the Company, or become subject to restrictions or exchange controls on the transfer of funds in or out of the respective countries, thus adversely affecting the Company's ability to service its outstanding indebtedness. In addition, declines in the value of the French franc relative to the U.S. dollar have the effect of reducing the amount of funds (measured in U.S. dollars) which can be repatriated. Under French law, in case of bankruptcy proceedings, the trustee or receiver in bankruptcy or the court, among others, may also be in a position to seek either the nullification or the non-enforceability, depending on the situation, of any legal acts undertaken by a company with third parties, including affiliates (such as the increase of intercompany obligations, including intercompany notes, and the payment of management or other fees). Such an act may materially adversely affect the Company's ability to satisfy its obligations.

CURRENCY RISK

  A substantial portion of the Company's expenses and sales are denominated in foreign currencies. Accordingly, the Company's revenues, cash flows and earnings are affected by fluctuations in certain exchange rates, principally between the U.S. dollar and the French franc. For 1997, approximately 29% of the Company's total revenue was denominated in French francs, which over the past year has significantly depreciated against the U.S. dollar. Decreases in the value of foreign currencies relative to the U.S. dollar could make the Company's exports from the U.S. more expensive and potentially less competitive in those markets. As a result of the expansion of the Company's international operations, sales denominated in currencies other than U.S. dollars will become more significant and will comprise an increasing percentage of the Company's net sales. The Company has entered into currency hedging transactions in the past, and may continue to do so in the future.

LEVERAGE

  As set forth under "Capitalization," on a pro forma basis (assuming completion of the Offering and the use of the proceeds therefrom as set forth herein), as of November 30, 1997, the Company would have had approximately $87.9 million of total debt and approximately $58.7 million of common shareholders' equity. The Company's future operating performance and ability to service or refinance its indebtedness will be subject to future economic conditions and to financial, business and other factors, many of which are beyond its control. Consequently, the Company may be unable to service all of its debt in the future. There can be no assurance that the Company's future operating performance and the availability under the Bank Credit Facility will suffice to service such indebtedness or that the Company will be able to refinance its indebtedness in whole or in part.

  The degree to which the Company is leveraged could have other important consequences to the Company and its shareholders, including but not limited to the following: (i) the Company's ability to obtain additional financing in the future for working capital, capital expenditures, acquisitions or general corporate purposes, including refinancing its debt, may be significantly impaired; (ii) a substantial portion of the Company's cash flow from operations must be dedicated to debt service, thereby reducing funds available for operations; (iii) borrowings under the Bank Credit Facility are at floating rates of interest, causing the Company to be vulnerable to increases in interest rates; and (iv) the Company's leverage may make it more vulnerable to economic downturns and limit its ability to withstand competitive pressures or to take advantage of business opportunities. The Company's ability to make scheduled payments of the principal of or interest on, or to refinance, its indebtedness will depend on its future operating performance and cash flow, which are subject to prevailing economic conditions, primarily interest rate levels and financial, competitive, business, and other factors, many of which are beyond its control.

RESTRICTIONS IMPOSED BY TERMS OF INDEBTEDNESS

  The indenture (the "Indenture") relating to the Notes and the Bank Credit Facility contain covenants imposing significant operating and financial restrictions on the Company. The Indenture restricts the ability of the Company and its subsidiaries to, among other things, incur additional indebtedness, incur liens, pay dividends on Common Stock or make certain other restricted payments or investments, merge or consolidate with any other person or sell, assign, transfer, lease, convey or otherwise dispose of all or substantially all of the assets of the Company. The Bank Credit Facility contains other and more restrictive covenants. The Bank Credit Facility also requires the Company to maintain specific financial ratios and to satisfy certain financial tests. A breach of any of these covenants could result in an event of default under the Bank Credit Facility. If such an event of default occurs, the lenders could elect to declare that all amounts borrowed under the Bank Credit Facility are immediately due and payable. If the Company were unable to repay all amounts declared due and payable, the lenders could proceed against the collateral granted to them to satisfy the indebtedness and other obligations due and payable. Substantially all of the assets of the Company and its U.S. subsidiaries have been pledged as security under the Bank Credit Facility. If the Bank Credit Facility indebtedness were to be accelerated, there can be no assurance that the assets of the Company would be sufficient to repay in full such indebtedness and the other indebtedness of the Company. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

GOVERNMENT REGULATION

  Environmental. Both the Company and its principal customers are subject to local, regional and national regulations, laws and standards, including those concerning the environment. Changes in environmental regulation applicable to petroleum exploration, manufacturing, distribution and sales businesses (principally in any of the geographic areas where the Company competes) could require the Company's customers to increase their capital spending to comply with such regulations and substantially decrease their capital spending on the Company's products. Although the Company believes that the cost to comply with environmental regulations applicable to its business will not have a material adverse effect on its financial condition or results of operations, there can be no assurance that significant costs and liabilities will not be incurred. See "The Company--Regulation--Environment."

  Emerging Markets. Future sales to operators in emerging markets will depend upon the continued privatization and deregulation of energy and retail petroleum markets in eastern Europe, Latin America, Africa and Asia. The

Company's operations in emerging markets will be subject to the inherent risks of doing business in markets with financial, political and legal systems that may be unstable or unpredictable.

  Hypermarkets. A 1996 French regulation that restricted the construction of new hypermarkets has limited new service station growth and the Company's sales to this important segment of the French market. It is possible that other countries where hypermarkets operate will also adopt restrictive laws.

DEPENDENCE ON KEY PERSONNEL

  The Company's success depends in large part upon its ability to attract, retain and motivate highly skilled employees. There is significant competition for employees with the skills required to perform the services that the Company provides. There can be no assurance that the Company will be able to continue to attract and retain sufficient numbers of highly skilled employees for the foreseeable future. The loss of Douglas K. Pinner, the Company's Chairman of the Board, President and Chief Executive Officer, or other key personnel, could have a material adverse effect on the Company's business, financial condition or results of operations.

PRODUCT LIABILITY

  Because the Company's products are used primarily in connection with highly combustible, toxic materials, a product defect could pose a significant risk of injury or environmental contamination. The Company also faces the possibility that defects in the design or manufacture of its products might necessitate a product recall. There can be no assurance that the Company will not experience losses due to product liability claims or recalls in the future. Such cases could result in substantial claims against the Company and could materially adversely affect the Company's business, financial condition or results of operations.

POTENTIAL VOLATILITY OF STOCK PRICE

  In recent months, the market price of the Common Stock has been, and may continue to be, volatile. Certain factors have had, and may continue to have, a significant impact on the market price of the Common Stock, including: quarterly fluctuations in the Company's results of operations; the announcement of technological innovations; new products or acquisitions by the Company or its competitors; general conditions in the retail petroleum industry; changes in financial estimates by securities analysts; and market fluctuations. In addition, financial markets have experienced extreme price and volume volatility that have substantially affected the market prices of securities of many companies for reasons frequently unrelated or disproportionate to the operating performance of such companies or have resulted from the failure of the operating performance of such companies to meet the market expectations in a particular quarter. These broad market fluctuations or failure of the Company's quarterly operating results to meet market expectations may adversely affect the market price of the Common Stock. In the past, securities class action litigation has sometimes been instituted against companies following periods of volatility in the market price of their securities. Such litigation could result in substantial costs and a diversion of management's attention and resources, which could materially adversely affect the Company's business, financial condition or results of operations.

POTENTIAL "YEAR 2000" PROBLEMS

  It is possible that the Company's currently installed computer systems, software products or other business systems, or those of the Company's customers, vendors or resellers, working either alone or in conjunction with other software systems, will not accept input of, store, manipulate and output dates for the years 1999, 2000 or thereafter without error or interruption (commonly known as the "Year 2000" problem). The Company has conducted a review of its business systems, including its computer systems, and is querying its customers, vendors and resellers as to their progress in identifying and addressing problems that their computer systems may face in correctly interrelating and processing date information as the year 2000 approaches and is reached. However, there can be no assurance that the Company will identify all such Year 2000 problems in its computer systems or those of its customers, vendors and resellers in advance of their occurrence or that the Company will be able to successfully remedy any problems that are discovered. The expenses of the Company's efforts to identify and address such problems, or the expenses or liabilities to which the Company may become subject as a result of such problems, could have a material adverse effect on the Company's business, financial condition and results of operations. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources."

ANTI-TAKEOVER PROVISIONS

  In January 1997, the Company's Board of Directors adopted a revised Shareholder Rights Plan (the "Plan"). The Plan and/or certain provisions of the Company's Restated Articles of Incorporation and Bylaws may delay, discourage or prevent a change in control of the Company. The Plan and/or such provisions may discourage bids for the Common Stock at a premium over the market price of the Common Stock and may adversely affect the market price and the voting and other rights of the holders of Common Stock. In addition, the Board of Directors has the authority (without any action by the Company's shareholders) to fix the rights, privileges and preference of, and to issue shares of, the Company's preferred stock, which may have the effect of delaying, deterring or preventing a change in control of the Company. Certain provisions of the Indiana Business Corporation Law could also delay or make more difficult a merger, tender offer or proxy contest involving the Company. Such provisions could limit the price that investors are willing to pay in the future for shares of the Common Stock. See "Description of Capital Stock."

RESTRICTIONS ON THE PAYMENT OF DIVIDENDS

  The Company has not paid any dividends on the Common Stock in recent years. Currently, the Bank Credit Facility and the Indenture both restrict the Company's ability to pay dividends. The Company does not anticipate paying any cash dividends on the Common Stock in the foreseeable future. See "Dividend Policy."

                              RECENT DEVELOPMENTS

THE MSI ACQUISITION

  In December 1997, the Company acquired MSI, located near Denver, Colorado. MSI develops and distributes retail automation systems, including POS systems, primarily for the convenience store, petroleum dispensing and fast-food service industries. The Company paid the MSI shareholders an initial amount of $12.0 million. The Company is also obligated to make contingent payments of up to $13.2 million over the next three years based upon MSI's performance. The $13.2 million consists of $8.0 million of additional purchase price which will be allocated to certain assets to be amortized over their appropriate lives, $2.6 million related to a non-compete agreement to be amortized over the term of the covenant, and $2.6 million of additional employee compensation to be expensed as incurred. The $12.0 million amount was funded through the Company's existing Bank Credit Facility.

  As part of the transaction, the Company entered into an employment relationship with Arthur S. Elston, the president of MSI, pursuant to which he will oversee the Company's retail automation systems business.

MSI'S RETAIL AUTOMATION SYSTEM

  MSI's principal product is the CVN(TM) (Convenience Management Solution), a comprehensive retail automation system, including POS, backroom and store management systems. The CVN(TM) integrates such features as advanced gas pump controls, barcode scanning credit authorization, commercial and charge accounts, employee time clock, detailed inventory tracking and cash drawer controls. See "The Company--Products."

                                USE OF PROCEEDS

  The net proceeds to the Company from the sale of the 3,800,000 shares of Common Stock offered hereby will be approximately $59.0 million ($67.9 million if the Underwriters' over-allotment option is exercised in full), after underwriting discounts, commissions and estimated Offering expenses.

  The Company intends to use the net proceeds to redeem approximately $35.0 million in aggregate principal amount of the Notes issued by the Company in August 1996. The Notes bear interest at 11 1/2% per annum and mature on August 1, 2006. The Indenture provides that at any time before August 1, 1999, the Company may use the net cash proceeds from one or more public equity offerings to redeem up to an aggregate of 35% of the principal amount of the Notes originally issued at prices specified in the Indenture. The cost to redeem the $35.0 million in Notes will be approximately $39.5 million, which includes accrued and unpaid interest and redemption premiums. In connection with this partial redemption of the Notes, the Company will record an extraordinary charge in the fiscal quarter in which this Offering is consummated of approximately $5.0 million. See Note (o) of Notes to Unaudited Pro Forma Financial Statements.

  The Company also intends to use the net proceeds to repay approximately $19.5 million of indebtedness outstanding under the Bank Credit Facility upon the closing of the Offering. As of December 31, 1997, approximately $32.6 million was outstanding under the Bank Credit Facility at a weighted average interest rate of 7.6%. In December 1997, approximately $12.0 million of this debt was incurred to finance the MSI acquisition. See "Recent Developments." In addition, approximately $11.7 million of this debt was incurred in the fourth quarter of 1997 in connection with the purchase by the Company of $10.0 million in aggregate principal amount of the Notes. See "Management's Discussion and Analysis of Financial Condition and Results of Operations" for additional information.

                          PRICE RANGE OF COMMON STOCK

  The Common Stock is traded on the New York Stock Exchange under the symbol "TOK." The following table sets forth for the periods indicated the high and low sales prices per share for the Common Stock as reported on the New York Stock Exchange:

                                                                 HIGH      LOW
                                                               --------- -------
      YEAR ENDED NOVEMBER 30, 1996
        First Quarter......................................... $ 9 1/2   $ 6 1/8
        Second Quarter........................................  10 3/4     8 3/4
        Third Quarter.........................................  10         7 1/2
        Fourth Quarter........................................  10         8 1/2
      YEAR ENDED NOVEMBER 30, 1997
        First Quarter......................................... $ 9 7/8   $ 7 1/4
        Second Quarter........................................  10 1/8     8
        Third Quarter.........................................  14 3/8     9 3/4
        Fourth Quarter........................................  18 13/16  13 1/4
      YEAR ENDED NOVEMBER 30, 1998
        First Quarter......................................... $21       $15 7/8
        Second Quarter (through March 17)..................... $18 1/8   $16 1/2

  The number of shareholders of record of Common Stock on February 4, 1998, was approximately 7,200. On March 17, 1998, the closing price of the Common Stock, as reported on the New York Stock Exchange, was $16.5625 per share.

                                DIVIDEND POLICY

  The Company has not declared or paid any dividends on the Common Stock in recent years. The Company currently intends to retain future earnings to fund the development and growth of its businesses and to repay indebtedness, and therefore does not anticipate paying any cash dividends on the Common Stock in the foreseeable future. In addition, the Bank Credit Facility and the Indenture governing the Notes restrict the payment of dividends. Any future determination to declare and pay dividends will be made by the Board of Directors of the Company in light of the Company's earnings, financial position, capital requirements, credit agreements and other factors that the Board of Directors deems relevant.

                                CAPITALIZATION

                            (AMOUNTS IN THOUSANDS)

  The following table sets forth the capitalization of the Company (i) on an actual basis as of November 30, 1997, (ii) pro forma for the MSI acquisition and (iii) pro forma to reflect the MSI acquisition and the Offering and the application of the estimated net proceeds therefrom (after deducting underwriting discounts and commissions and estimated Offering expenses payable by the Company). This table should be read in conjunction with the Company's Consolidated Financial Statements and the Unaudited Pro Forma Financial Statements, and respective notes related thereto.

                                                   AS OF NOVEMBER 30, 1997
                                             -----------------------------------
                                                      PRO FORMA FOR
                                                         THE MSI         PRO
                                              ACTUAL  ACQUISITION(1)  FORMA(1)
                                             -------- -------------- -----------
                                                       (UNAUDITED)   (UNAUDITED)
      Total long-term debt, including
       current portion:
        Bank Credit Facility(2)............  $ 24,090    $ 36,090     $ 16,563
        Senior Subordinated Notes due 2006.    90,000      90,000       55,000
        Guaranteed ESOP Obligation.........     9,429       9,429        9,429
        Other debt.........................     6,886       6,886        6,886
                                             --------    --------     --------
          Total long-term debt.............   130,405     142,405       87,878
      Total equity:
        ESOP Preferred Stock, net(3).......     9,853       9,853        9,853
        Common shareholders' equity, net
         (30,000 shares authorized, 8,232
         shares issued and 12,032 shares
         pro forma)(4).....................    10,618       4,710       58,729
                                             --------    --------     --------
          Total equity.....................    20,471      14,563       68,582
                                             --------    --------     --------
          Total capitalization.............  $150,876    $156,968     $156,460
                                             ========    ========     ========

--------
(1) The detailed calculations to arrive at the Pro Forma columns are further explained in the notes to the "Unaudited Pro Forma Condensed Financial Statements" elsewhere in this Prospectus.
(2) The Bank Credit Facility provides for a $12.2 million term loan and a $67.8 million revolving credit facility (of which approximately $33.1 million was available as of November 30, 1997. An additional $9.0 million is available to the Company if it meets the borrowing base requirements. The actual borrowings outstanding under the revolving credit facility depend in part on daily fluctuations in the Company's working capital needs. Subsequent to November 30, 1997, the Company borrowed an additional $12.0 million to fund the MSI acquisition. Borrowings under the Bank Credit Facility are secured by substantially all of the assets of Tokheim and certain of its subsidiaries.
(3) See the Company's Consolidated Financial Statements, for information as to the components of ESOP Preferred Stock, net, and common shareholders' equity, net.
(4) Pro Forma reflects the write-off of (i) $5.9 million of in-process research and development in connection with the MSI acquisition and (ii) $5.0 million of deferred financing fees and premiums related to the Note Redemption.

                   UNAUDITED PRO FORMA FINANCIAL STATEMENTS

  The following unaudited pro forma financial statements of the Company have been adjusted to reflect the effects of the MSI acquisition and the Offering. The Unaudited Pro Forma Consolidated Condensed Statement of Earnings gives effect to the MSI acquisition and the Offering as if they had occurred on December 1, 1996. The Unaudited Pro Forma Consolidated Condensed Balance Sheet gives effect to the MSI acquisition and the Offering as if they had occurred on November 30, 1997. The statements do not purport to represent what the Company's results of operations or financial position actually would have been if the MSI acquisition and the Offering had occurred as of such dates and are not necessarily indicative of future operating results or financial position. The Unaudited Pro Forma Consolidated Condensed Statement of Earnings for the year ended November 30, 1997 and Pro Forma Consolidated Condensed Balance Sheet as of November 30, 1997 were derived from the Company's audited Consolidated Financial Statements.

       UNAUDITED PRO FORMA CONSOLIDATED CONDENSED STATEMENT OF EARNINGS
 FOR THE YEAR (FOR TOKHEIM) AND FOR THE ELEVEN MONTHS (FOR MSI) ENDED NOVEMBER
                                   30, 1997
                (AMOUNTS IN THOUSANDS EXCEPT DOLLARS PER SHARE)

                                                                                      TOKHEIM
                                                MSI       TOKHEIM PRO                PRO FORMA
                                            ACQUISITION    FORMA FOR   OFFERING     FOR OFFERING
                                             PRO FORMA        MSI      PRO FORMA      AND MSI
                          TOKHEIM    MSI    ADJUSTMENTS   ACQUISITION ADJUSTMENTS   ACQUISITION
                          --------  ------  -----------   ----------- -----------   ------------
Net sales...............  $385,469  $7,803    $  --        $393,272     $  --         $393,272
Cost of sales, exclusive
 of items listed below..   283,932   3,820       --         287,752        --          287,752
Selling, general and
 administrative
 expenses...............    68,167   1,761       100 (a)     70,028        --           70,028
Depreciation and
 amortization...........     9,232      53     1,205 (b)     10,490        --           10,490
Merger and acquisition
 cost and other unusual
 items..................     3,493   1,347    (1,347)(c)      3,493        --            3,493
                          --------  ------    ------       --------     ------        --------
Operating income........    20,645     822        42         21,509                     21,509
Interest expense, net ..    16,451     (28)      912 (d)     17,335     (6,097)(f)      11,238
Other income, net.......    (1,003)    (36)      --          (1,039)       --           (1,039)
                          --------  ------    ------       --------     ------        --------
Earnings (loss) before
 income taxes and
 extraordinary loss.....     5,197     886      (870)         5,213      6,097          11,310
Income taxes............     1,217     --         2 (e)       1,219        610 (g)       1,829
                          --------  ------    ------       --------     ------        --------
Earnings (loss) before
 extraordinary loss.....  $  3,980  $  886    $ (872)      $  3,994     $5,487        $  9,481
                          ========  ======    ======       ========     ======        ========
Preferred stock
 dividends ($1.94 per
 share).................  $ (1,512)                        $ (1,512)                  $ (1,512)
Earnings (loss) before
 extraordinary loss
 applicable to common
 stock..................  $  2,468                         $  2,482                   $  7,969
Earnings (loss) per
 common share:
 Primary
   Before extraordinary
    loss................  $   0.31                         $   0.31                   $   0.67
                          ========                         ========                   ========
   Weighted average
    number of shares
    outstanding.........     8,083                            8,083      3,800 (h)      11,883
                          ========                         ========     ======        ========
 Fully diluted
   Before extraordinary
    loss................  $   0.27                         $   0.27                   $   0.62
                          ========                         ========                   ========
   Weighted average
    number of shares
    outstanding.........     9,067                            9,067      3,800 (h)      12,867
                          ========                         ========     ======        ========

            UNAUDITED PRO FORMA CONSOLIDATED CONDENSED BALANCE SHEET
                            AS OF NOVEMBER 30, 1997
                             (AMOUNTS IN THOUSANDS)

                                                                                      TOKHEIM
                                               MSI       TOKHEIM PRO                 PRO FORMA
                                           ACQUISITION    FORMA FOR   OFFERING      FOR OFFERING
                                            PRO FORMA        MSI      PRO FORMA       AND MSI
                          TOKHEIM    MSI   ADJUSTMENTS   ACQUISITION ADJUSTMENTS    ACQUISITION
                          --------  ------ -----------   ----------- -----------    ------------
ASSETS:
Current assets:
 Cash and cash
  equivalents...........  $  6,438  $1,020   $   --  (i)  $  7,458    $    --         $  7,458
 Accounts receivable,
  net...................    83,011   2,002      (850)(j)    84,163         --           84,163
 Net inventory..........    64,347     161       --         64,508         --           64,508
 Other current assets...     6,705       7       --          6,712         --            6,712
                          --------  ------   -------      --------    --------        --------
     Total current
      assets............   160,501   3,190      (850)      162,841         --          162,841
Property, plant &
 equipment, net.........    41,966     255       --         42,221         --           42,221
Other tangible assets...     9,184       7       --          9,191         --            9,191
Goodwill................    62,695     --        --         62,695         --           62,695
Other noncurrent assets
 and deferred charges...    16,273      42     4,821 (k)    21,136      (1,514)(n)      19,622
                          --------  ------   -------      --------    --------        --------
     Total assets.......  $290,619  $3,494   $ 3,971      $298,084    $ (1,514)       $296,570
                          ========  ======   =======      ========    ========        ========
LIABILITIES AND
 SHAREHOLDERS' EQUITY:
Liabilities:
 Current liabilities:
   Current portion of
    long-term debt......  $  2,391  $  --    $   --       $  2,391    $    --         $  2,391
   Notes payable, bank..        98     --        --             98         --               98
   Cash overdraft.......    10,575     --        --         10,575         --           10,575
   Accounts payable.....    54,597     170       --         54,767         --           54,767
   Accruals & reserves..    51,190   1,203       --         52,393      (1,006)(o)      51,387
                          --------  ------   -------      --------    --------        --------
     Total current
      liabilities.......   118,851   1,373                 120,224      (1,006)        119,218
 Long-term debt.........     4,397     --        --          4,397                       4,397
 Bank credit facility...    24,090     --     12,000 (l)    36,090     (19,527)(p)      16,563
 Senior subordinated
  notes.................    90,000     --        --         90,000     (35,000)(o)      55,000
 Guaranteed ESOP
  obligation............     9,429     --        --          9,429         --            9,429
 Postretirement
  benefits..............    14,378     --        --         14,378         --           14,378
 Minimum pension
  liability.............     2,173     --        --          2,173         --            2,173
 Minority interest......     1,319     --        --          1,319         --            1,319
 Other long-term
  liabilities...........     5,511     --        --          5,511         --            5,511
                          --------  ------   -------      --------    --------        --------
     Total liabilities..   270,148   1,373    12,000       283,521     (55,533)        227,988
Redeemable convertible
 preferred stock........    24,000     --        --         24,000         --           24,000
Guaranteed ESOP
 obligation.............    (9,429)    --        --         (9,429)        --           (9,429)
Preferred treasury stock
 at cost................    (4,718)    --        --         (4,718)        --           (4,718)
                          --------  ------   -------      --------    --------        --------
     Total preferred
      equity............     9,853                           9,853                       9,853
Common stock............    21,158     300      (300)(m)    21,158      58,983 (q)      80,141
Minimum pension
 liability..............    (2,173)    --        --         (2,173)        --           (2,173)
Foreign currency
 translation
 adjustments............   (18,048)    --        --        (18,048)        --          (18,048)
Retained earnings
 (accumulated deficit)..     9,821   1,821    (7,729)(m)     3,913      (4,964)(o)      (1,051)
Common treasury stock at
 cost...................      (140)    --        --           (140)        --             (140)
                          --------  ------   -------      --------    --------        --------
     Total common
      equity............    10,618   2,121    (8,029)        4,710      54,019          58,729
                          --------  ------   -------      --------    --------        --------
     Total liabilities
      and shareholders'
      equity............  $290,619  $3,494   $ 3,971      $298,084    $ (1,514)       $296,570
                          ========  ======   =======      ========    ========        ========

(a) Reflects additional compensation paid to the President of MSI pursuant to an employment agreement entered into at the time of
    the MSI acquisition..............................................  $   100
(b) Reflects additional amortization expense related to $4,821 of the purchase price that has been allocated to internally developed software, which is being amortized over a 4 year period..........  $ 1,205
(c) Reflects the elimination of a non-recurring charge of $980 that relates to a bonus paid to the principal shareholder of MSI. Also reflects the elimination of bonuses paid to employees of MSI in anticipation of the sale to Tokheim, offset by expected bonuses anticipated to be paid by Tokheim to senior management of MSI....  $(1,347)
(d) Additional interest expense related to the $12,000 of additional borrowings under the Bank Credit Facility to fund the purchase of
    MSI at a 7.6% weighted average interest rate.....................  $   912
(e) MSI will be incorporated into Tokheim's consolidated federal tax return. As such, Tokheim has available approximately $24,669 of
    NOL carryforwards, which are offset by a corresponding valuation allowance. Therefore, federal tax provisions are only recorded for book purposes equal to the expected Alternative Minimum Tax
    ("AMT") liability. The pro forma provision for taxes is
    calculated as follows:
    State and local tax provision for MSI's pre-tax earnings at an
       8.0% effective tax rate.......................................  $    71
    Federal tax provision for MSI's pre-tax pro forma earnings reduced by 90% for utilization of Tokheim's Net Operating Loss
       ("NOL") carryforwards with the remaining amount taxed at a 20%
       AMT rate......................................................       18
    Reduction of state and local tax provision for pre-tax pro forma
       earnings at an 8.0% effective tax rate........................      (70)
    Federal tax provision for MSI's pre-tax pro forma earnings reduced by 90% for utilization of NOL carryforwards, with the
       remaining amount taxed at a 20% AMT rate......................      (17)
                                                                       -------
                                                                       $     2
                                                                       =======

Note: In addition to the above Pro Forma adjustments, the Company will incur a one-time charge to operations for the writedown of in-process research and development, of which technological feasibility has not yet been determined and which has no alternative future use. This charge to earnings of approximately
$5,908 will be recorded in the first quarter of 1998.

(f) Pro forma adjustments to interest expense:
    Decreased interest expense related to a portion of the $12,000 of additional borrowings under the Bank Credit Facility to fund the purchase of MSI at a 7.6% interest rate.........................  $  (724)
    Decreased interest expense related to the $35,000 of Notes
     redeemed at 11.5%...............................................   (4,025)
    Decreased interest expense related to the $10,000 of Notes repurchased using proceeds from the Bank Credit Facility
     ($10,000 at 11.5% for 10.5 months, $10,000 at 7.6% for 1.5
     months).........................................................   (1,101)
    Decrease in amortization expense related to a pro rata share of deferred issuance cost written off to extraordinary loss on debt
     retirement......................................................     (247)
                                                                       -------
                                                                       $(6,097)
                                                                       =======
(g) Pro forma provision for taxes:
    State and local tax provision at an 8.0% effective tax rate......  $   488
    Federal tax provision for pre-tax earnings reduced by 90% for utilization of NOL carry-forwards, with the remaining amount
       taxed at a 20% AMT rate.......................................      122
                                                                       -------
                                                                       $   610
                                                                       =======

(h) Pro forma adjustment reflecting the additional shares issued in
    the Offering.....................................................     3,800

Note: In addition to the pro forma adjustments, the Company will incur a one-time extraordinary loss of $4,964 which reflects the premiums paid to redeem the Notes and to write off a pro rata share of the original deferred issuance cost.

(i) Pro forma adjustment to cash:
    Reflects the repayment of a loan from a minority shareholder.....  $    850
    Reflects an adjustment to record a distribution of cash dividends
     to MSI shareholders prior to the acquisition....................  $   (850)
                                                                       --------
                                                                       $    --
                                                                       ========
(j) Reflects the repayment of a loan from a minority shareholder.....  $   (850)
(k) Reflects the purchase price allocation to capitalized software costs to be amortized
    over a four-year life............................................  $  4,821
(l) To record additional borrowings under the Bank Credit Facility to fund the MSI acquisition.........................................  $ 12,000
(m) Pro forma adjustment to shareholders' equity:
    Elimination of MSI's common stock................................  $   (300)
                                                                       --------
    To record the one-time write down of in-process research and
     development.....................................................    (5,908)
    Reflects an adjustment to record a distribution of cash dividends
     to MSI shareholders prior to the acquisition....................      (850)
    Elimination of MSI's retained earnings...........................      (971)
                                                                       --------
     Total adjustment to retained earnings...........................  $ (7,729)
                                                                       --------
     Total adjustment to shareholders' equity........................  $ (8,029)
                                                                       ========
(n) Decrease in deferred issuance cost related to a 35% write down of the unamortized balance..........................................  $ (1,514)
(o) Redemption of Notes
    Redemption of Notes with Offering proceeds.......................  $(35,000)
    Elimination of three months of accrued interest on the $35,000 of
       redeemed Notes................................................    (1,006)
    Redemption premiums, charged to equity...........................    (3,450)
    Pro rata write-off of deferred debt issuance costs, charged to
       equity........................................................    (1,514)
                                                                       --------
                                                                       $(40,970)
                                                                       ========
(p) Pro forma adjustments to Bank Credit Facility:
    Repayment of funds borrowed to repurchase $10,000 of Notes.......  $(10,000)
    Repayment of funds borrowed to purchase MSI......................    (9,527)
                                                                       --------
                                                                       $(19,527)
                                                                       ========
(q) Increase in Common Stock reflecting net proceeds of the Offering.  $ 58,983

                     SELECTED CONSOLIDATED FINANCIAL DATA

                (AMOUNTS IN THOUSANDS EXCEPT DOLLARS PER SHARE)

  The following table sets forth summary financial information of the Company. The statement of operations data for each of the five years in the period ended November 30, 1997 were derived from the Company's audited Consolidated Financial Statements. The information contained in this table should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the Company's Consolidated Financial Statements, including the notes thereto.

                                            YEAR ENDED NOVEMBER 30,
                                  ----------------------------------------------
                                    1993      1994     1995   1996(1)     1997
                                  --------  -------- -------- --------  --------
STATEMENT OF OPERATIONS DATA:
Net sales.......................  $172,306  $202,134 $221,573 $279,733  $385,469
Operating income (loss)(2)......    (2,324)    3,780    5,811    6,356    20,645
Interest expense, net...........     3,443     2,806    3,319    7,191    16,451
Earnings (loss) before income
 taxes(3).......................    (5,745)    1,932    3,270   (1,229)    5,197
Earnings (loss)(3) .............    (5,867)    1,675    3,231   (2,009)    3,980
Preferred stock dividends.......     1,663     1,617    1,580    1,543     1,512
Earnings (loss) applicable to
 common stock(3)................    (7,530)       58    1,651   (3,552)    2,468
Earnings per common share(3):
 Primary:
 Earnings (loss)................  $  (1.09) $   0.01 $   0.21 $  (0.45) $   0.31
 Weighted average number of
  shares outstanding............     6,940     7,801    7,911    7,981     8,083
 Fully diluted:
 Earnings (loss)................  $  (1.09) $   0.01 $   0.17 $  (0.45) $   0.27
 Weighted average number of
  shares outstanding............     6,940     7,801    9,500    7,981     9,067
OTHER DATA:
Capital expenditures............  $  2,503  $  2,757 $  5,559 $  3,061  $ 11,154
EBITDA (as defined)(4)..........     2,931    10,230   14,126   17,842    34,767

                                                                       AS OF
                                                                    NOVEMBER 30,
                                                                        1997
                                                                    ------------
BALANCE SHEET DATA (AT PERIOD END):
Working capital....................................................   $41,650
Total assets.......................................................   290,619
Total debt(5)......................................................   130,405
ESOP preferred stock, net..........................................     9,853
Common shareholders' equity, net...................................    10,618

--------
(1) 1996 includes three months of Sofitam operations. In addition, the financial statements presented have been restated for an accounting change in the method of valuing inventory, as more fully described in Note 1 to the Consolidated Financial Statements, "Summary of Significant Accounting Policies."
(2) Operating income equals net sales less cost of sales, selling, general and administrative expenses, depreciation and amortization, and merger and acquisition costs and other unusual items.
(3) The 1997 amount excludes $1,886 for extraordinary loss from debt retirement. The 1994 amount excludes the cumulative effect of change in method of accounting for postretirement benefits other than pensions of $13.4 million.
(4) EBITDA (as used herein) represents earnings (loss) from continuing operations before income taxes, extraordinary loss from debt retirement, net interest expense, depreciation and amortization, merger and acquisition costs and other unusual items and minority interest. Management uses EBITDA as a financial indicator of Company's ability to service debt, although the precise definition of EBITDA is subject to variation among companies. EBITDA should not be construed as an alternative to operating income or cash flows from operating activities (as determined in accordance with generally accepted accounting principles) and should not be construed as an indication of the Company's operating performance or as a measure of liquidity. See "Management's Discussion and Analysis of Financial Condition and Results of Operations." For additional information concerning the Company's historical cash flows, see the Consolidated Statement of Cash Flows included elsewhere herein.
(5) Total debt includes the Notes, long-term borrowings under the Bank Credit Facility and other credit agreements, the current portion of such borrowings and the guarantee of certain debt incurred by the Company's Employee Stock Ownership Plan (the "ESOP") to purchase Tokheim preferred stock, the dividends of which are used by the ESOP to service such debt (the "Guaranteed ESOP Obligation").

               MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                      CONDITION AND RESULTS OF OPERATIONS

  The Company's petroleum dispensing systems are designed for and sold principally to owners of retail service stations, which include major oil companies ("MOCs"), national oil companies ("nationals"), independent owners operating under a MOC brand ("jobbers"), independent oil companies ("independents"), convenience store stations, hypermarkets and other retailers, and to commercial customers. In 1997, approximately 89% of Tokheim's net sales were to retail operators, and approximately 11% of net sales were to commercial customers, such as municipalities and truck fleets. Unless otherwise noted, references herein to years are to the Company's fiscal years ended November 30th. In the United States, Canada and western Europe, demand is driven by new, more convenient products, such as credit/debit card readers, and by environmental regulations, such as those requiring vapor recovery systems and more secure underground storage tanks. In emerging markets, such as eastern Europe, Africa and southeast Asia, economic growth is promoting vehicle use and infrastructure development, which increase the demand for fuel and fuel dispensers. Deregulation of local markets and privatization of state-owned oil companies have created additional growth opportunities in emerging markets.

  The market for petroleum dispensing equipment is competitive and sensitive to new product introductions and pricing pressure. Intense competition has significantly reduced the average price on the Company's products over the past few years. Prices may continue to fall in the future.

  Beginning in 1992, the Company initiated an aggressive program to consolidate manufacturing operations, enhance manufacturing efficiency, redesign existing products and divest non-core businesses. In addition, since the Sofitam acquisition, the Company has begun to implement a plan to combine manufacturing facilities, integrate product lines, re-engineer the manufacturing process and eliminate general and administrative redundancies. The Company is continually looking for opportunities to redesign its products and manufacturing processes to increase efficiency.

  The Company has entered into a licensing agreement, effective as of December 1, 1997 (the "Licensing Agreement"). Under the terms of the Licensing Agreement, the Company will pay a $3.0 million fixed royalty fee, payable in 12 quarterly installments, plus earned royalties on patented devices used in Company products until the patents expire. The Company expects that these earned royalties will total approximately $1.1 million in 1998, based on projected sales. These licensing expenses may offset in part savings from the Company's restructuring efforts.

  The Company acquired Sofitam in September 1996 for $107.4 million less certain adjustments. The Company's 1996 financial statements include three months of Sofitam operations, and the 1997 financial statements include a full year of Sofitam operations. A comparison of sales in 1997 versus 1996 of entities that have been part of Tokheim since before the acquisition are not meaningful because certain sales that had been made by these entities were conducted through Sofitam in 1996 and 1997.

  International sales by foreign subsidiaries and exports from the U.S. totaled approximately 64%, 47%, and 38% of consolidated net sales in 1997, 1996, and 1995, respectively. The acquisition of Sofitam has significantly extended the Company's international distribution network, reducing its reliance on U.S. domestic sales.

  Sales of petroleum dispenser equipment have historically been seasonal, primarily due to the construction season and MOC purchasing which typically is highest at the end of the calendar year. Historically, approximately 30% of Tokheim's annual net sales volume has been recorded in the fourth quarter of its fiscal year, with no significant variation among the other three quarters. The acquisition of Sofitam has diminished such seasonality, with the 1997 fourth quarter representing 27% of consolidated annual sales. Because of the Company's relatively low profit margins, the relatively higher sales in the fourth quarter have translated into a disproportionately high contribution to the Company's annual earnings. See Note 12 to the Consolidated Financial Statements.

  In December 1997, the Company acquired Management Solutions, Inc. ("MSI"). MSI develops and distributes retail automation systems, including POS systems, primarily for the convenience store, petroleum dispensing and fast-food service industries. The Company paid MSI's stockholders an initial amount of $12.0 million. The Company is also obligated to make contingent payments of up to $13.2 million over the next three years based upon MSI's performance. The $13.2 million consists of $8.0 million of additional purchase price, $2.6 million related to a non-compete agreement, and $2.6 million of additional employee compensation. The Company borrowed funds for the initial purchase price under the Bank Credit Facility.

  RESULTS OF OPERATIONS

  Consolidated sales for 1997 were $385.5 million, an increase of 37.8% from 1996 consolidated sales of $279.7 million. Substantially all of this increase was due to the inclusion of a full year of Sofitam's results in 1997 compared to three months of Sofitam's results in 1996. These increases were offset by the impact of a decline in revenues due to a decline in foreign currency exchange rates. Sales for 1997 would have been $20.9 million higher if average exchange rates of European and African currencies had remained the same as in 1996. Consolidated sales of $279.7 million in 1996 represented an increase of 26.3% from $221.6 million in 1995. The increase was due principally to the inclusion of three months of Sofitam's operations as well as unit volume increases. Both domestic and international sales contributed to this gain in sales.

  The gross margin (defined as net sales less cost of sales divided by net sales) for 1997 was 26.3%, up from 24.8% in 1996 and 24.6% in 1995. The increase from 1996 to 1997 is due to (i) the inclusion of Sofitam at higher margin levels for a full year, (ii) personnel reductions and related cost savings, (iii) reduction of warranty expense in North America, and (iv) the results of concentrated efforts to improve manufacturing efficiencies globally. Cost reductions were offset somewhat by decreasing sales prices. The 1996 increase over 1995 was achieved by higher sales volume and improvements in the Company's cost structure, offset, in part, by lower sales prices.

  Selling, general and administrative expenses as a percentage of net sales were 17.7% in 1997, compared to 18.5% in 1996 and 18.6% in 1995. Such expenses increased to $68.2 million in 1997 compared to $51.7 million in 1996 and $41.3 million in 1995. The 1997 expense increase over 1996 is largely attributable to a full year of Sofitam expenses. These increases were offset by a program implemented by the Company in 1997 to improve efficiency and reduce personnel, which translated into lower total compensation cost.

  Net interest expense increased in 1997 to $16.5 million from $7.2 million in 1996, reflecting a full year's interest expense on the Company's 11 1/2% Senior Subordinated Notes due 2006 (the "Notes") issued to finance the acquisition of Sofitam. Interest expense for 1997 is net of interest income of $0.8 million, which includes $0.5 million of interest on tax refunds. The increase in interest expense of $3.9 million in 1996 compared to 1995 reflects approximately three months of interest on the Notes.

  A net foreign currency exchange loss of less than $0.1 million was incurred in 1997 versus a loss of $0.2 million incurred in 1996 and a gain of $0.1 million in 1995. The 1997 loss was due principally to the decline of the French franc against the U.S. dollar and was partially offset by a foreign currency gain of $0.5 million on the sale of a foreign currency option contract.

  Other income, net was $1.4 million in 1997 compared to $0.2 million in 1996. This increase is partly due to gains on the sale of property, plant and equipment that were $0.4 million greater in 1997 than 1996 and to the inclusion of Sofitam's other income for the full year. In addition, other income in 1996 of $0.2 million includes $0.3 million of expense for a litigation settlement of a nonoperating nature. In 1995, the Company sold a non-core product line and related assets that resulted in a net gain of $0.5 million.

  Income tax expense for 1997 was $1.2 million, an increase from $0.8 million in 1996. The increase was due to higher income, offset by utilization of net operating loss carryforwards and adjustments of prior year's taxes and refunds. At the end of 1997, the Company recorded a net deferred tax asset of $14.9 million, which was offset in full by a valuation allowance due largely to uncertainties associated with the Company's ability to fully use these tax benefits. The Company is continuing to evaluate the likelihood that all or part of the deferred tax asset will be realized through the generation of future taxable earnings. If, in the future, the Company is able to generate sufficient levels of taxable income, the valuation allowance will be adjusted accordingly. See Note 13 of the Consolidated Financial Statements for additional information concerning the Company's income tax position at November 30, 1997.

  Earnings before extraordinary loss on debt extinguishment in 1997 were $4.0 million, or $0.27 per fully diluted common share, compared with a loss of $2.0 million or $0.45 loss per fully diluted common share in 1996. Earnings in 1995 were $3.2 million, or $0.17 per fully diluted common share. Earnings in 1997 included merger and acquisition costs and other unusual items of $3.5 million, compared to $6.5 million in 1996 and $2.7 million in 1995.

  In 1997, the Company incurred a $1.9 million extraordinary loss, or $0.21 loss per fully diluted common share, as a result of the open-market purchase and retirement of $10.0 million in aggregate principal amount of the Notes. This loss includes $1.4 million of premiums paid to purchase the Notes and $0.5 million representing the write-off of a proportionate share of the original unamortized deferred issuance costs. See further discussions under "--Liquidity and Capital Resources" and Note 6 to the Consolidated Financial Statements, "Senior Subordinated Notes."

  Inflation has not had a significant impact on the Company's results of operations.

  The Company is a party to various legal matters, and its operations are subject to federal, state, and local environmental laws and regulations. For further details, see Note 18 to the Consolidated Financial Statements, "Contingent Liabilities."

  During 1996, the Company changed its method of valuing domestic inventories from the last-in, first-out (LIFO) method to the first-in, first-out (FIFO) method. The change did not have a material impact on earnings from operations.

LIQUIDITY AND CAPITAL RESOURCES

  The Company has available to it various internal and external sources of liquidity and capital resources. These resources provide funds required for current operations, interest payments, debt retirement, capital expenditures and other requirements. Working capital at November 30, 1997 was $41.7 million compared to $54.4 million on November 30, 1996. The Company's current ratio was 1.4 at November 30, 1997 and 1996.

  In September 1996, Tokheim entered into the Bank Credit Facility, an $80 million revolving credit facility with five domestic and international banks for a six-year term. This facility allows the Company to borrow in several currencies. The Company has pledged as collateral substantially all of its assets, including intercompany notes and receivables and intangibles. The facility includes numerous covenants, including minimum levels of earnings and interest coverage and restrictions on capital expenditures, rentals and dividend payments. The Company must be in compliance with the terms and conditions of the facility before making interest and principal payments on the Notes. The Company had $33.1 million available under the Bank Credit Facility as of November 30, 1997. Subsequent to November 30, 1997, the Company borrowed an additional $12.0 million to fund the MSI acquisition. Availability of revolving credit under this facility is subject to borrowing base requirements and compliance with covenants as described in Note 5 to the Consolidated Financial Statements, "Notes Payable to Banks." The Company was in full compliance with all covenants as of November 30, 1997.

  In August 1996, the Company sold $100 million in aggregate principal amount of the Notes in a private placement pursuant to Rule 144A. The offering of the Notes was made in connection with the Company's acquisition of Sofitam. In January 1997, the Company completed an offer to exchange the original Notes for registered notes. The terms of the registered Notes are similar in all material respects to those of the original Notes, except that the registered Notes are registered under the Securities Act of 1933, as amended, and thus do not bear legends restricting transfer. All of the original Notes were exchanged before the expiration of the exchange offer. During the fourth quarter of 1997, the Company used proceeds from the Bank Credit Facility to purchase $10.0 million in aggregate principal amount of the Notes on the open-market at an aggregate price of $11.4 million, plus accrued interest.

  Cash provided from operations was $21.2 million in 1997 compared to $5.9 million in 1996 and $3.3 million in 1995. The increase in 1997 was achieved primarily through improved earnings, reductions in receivables and inventory, and an increase in accounts payable. The improved cash flow is the result of continued efforts to increase the efficiency of the two consolidated businesses (Sofitam and Tokheim) and improved working capital management. Cash flow from operations in 1996 was enhanced by improved receivables collection and increased accrued expenses.

  In 1997, the Company's French subsidiaries participated as needed, in the practice of selling traits (selling accounts receivable without recourse) to financial institutions. Under this arrangement, the subsidiaries present traits to financial institutions and receive 95% of the face value in the form of short-term loans. These loans bear interest at a variable rate, which was 3.8% at November 30, 1997. When the subsidiaries receive payment from the customers, they remit 95% of the amount received back to the financial institutions plus the accrued interest. The amount outstanding at November 30, 1997 was approximately $3.6 million.

  The Company's capital expenditures amounted to $11.2 million in 1997, $3.1 million in 1996 and $5.6 million in 1995. The increase in 1997 relates primarily to capital requirements for implementing both the consolidation plan for Sofitam and improvements at the Company's Fort Wayne, Indiana manufacturing facility. At November 30, 1997, no significant contractual commitments existed for future capital expenditures. The Company expects to commit approximately $8.0 million for capital expenditures during 1998.

  In connection with the continued implementation of the Sofitam consolidation plan, the Company expects to incur a number of charges. During 1997, the Company charged $3.2 million against the acquisition accrual recorded for estimated costs necessary to realign the Sofitam operations in Europe and to close redundant operations. This realignment also resulted in $1.7 million of charges against operating income in 1997. With respect to the consolidation, the Company anticipates charging $7.3 million against the remaining acquisition accrual during the next eighteen to twenty-four months. The Company also expects to charge $0.1 million and $1.6 million in 1998 and 1999, respectively, against operating income for the realignment. See Notes 2 and 3 to the Consolidated Financial Statements for additional information concerning the Company's consolidation plan.

  As part of the MSI acquisition, the Company is obligated to make contingent payments of up to $13.2 million over the next 3 years based on MSI's performance. The $13.2 million consists of $8.0 million of additional purchase price, $2.6 million related to a non-compete agreement, and $2.6 million of additional employee compensation. See Note 19 to the Consolidated Financial Statements, "Recent Events."

  The Company has guaranteed loans to the ESOP in the amounts of $9.4 million and $11.7 million at November 30, 1997 and 1996, respectively. The Trustee, who holds the ESOP Preferred Stock, may elect to convert each preferred share to one common share in the event of redemption by Tokheim, certain consolidations or mergers of Tokheim, or a redemption by the Trustee that is necessary to provide for distributions under the Company's Retirement Savings Plan. A participant may elect to receive a distribution from the Plan in cash or common stock. If redeemed by the Trustee, the Company is responsible for purchasing the preferred stock at the $25 floor value. The Company may elect to pay the redemption price in cash or an equivalent amount of common stock. Preferred stock dividends paid were $1.5 million, $1.5 million, and $1.6 million in 1997, 1996, and 1995, respectively. See Note 16 to the Consolidated Financial Statements, "Retirement Plan Cost."

  The Company also satisfies various capital needs through operating leases for machinery and equipment, computer systems, vehicles and other items. Expenses related to such leases aggregated approximately $4.9 million in 1997. See Note 8 to the Consolidated Financial Statements for further additional information concerning commitments related to leases.

  The Company is completing the initial phase of assessment and is developing a project plan of tasks, resources, time schedules and estimated costs to replace or upgrade those computer programs which are not year 2000 compliant. This initiative includes activities to test and certify all Company-wide business systems, infrastructure, and internal and external products and services. Based on preliminary estimates, the Company expects to spend a total of approximately $1.7 million in 1998 and 1999 to modify its computer information systems enabling proper processing of transactions relating to the year 2000 and beyond. The Company continues to evaluate appropriate courses of corrective action, including replacement of certain systems whose associated cost would be recorded under capital or operating leases.

  The Company's long-term investments and long-term loans to foreign subsidiaries, when translated at 1997 conversion rates, resulted in a translation adjustment that is reflected as a reduction to shareholders' equity of $18.0 million in 1997 and $7.3 million in 1996. The adjustments represent the effect of changes in the current rate of exchange from the beginning to the end of the year used in translating the net assets of foreign subsidiaries, including certain long-term intercompany loans of foreign subsidiaries, into U.S. dollar amounts. The majority of the 1997 and 1996 adjustments are the result of translating long-term loans to foreign affiliates which were established to complete the acquisition of Sofitam.

  In summary, the Company believes that it has adequate financial resources, both from internal and external sources, to meet its liquidity needs over the next 12 months.

NEW ACCOUNTING PRONOUNCEMENTS

  The Company has considered the impact that accounting pronouncements recently issued by the Financial Accounting Standards Board and American Institute of Certified Public Accountants will have on the Consolidated Financial Statements as of November 30, 1997. See Note 1 to the Consolidated Financial Statements for additional information regarding recently issued accounting pronouncements.

                                  THE COMPANY

  Tokheim is one of the world's largest manufacturers and servicers of electronic and mechanical petroleum dispensing systems. Those systems include petroleum dispensers and pumps, retail automation systems (including POS systems), dispenser payment or "pay-at-the-pump" terminals, replacement parts and upgrade kits. As a result of its acquisition of Sofitam in September 1996, Tokheim has positioned itself as a global competitor in the petroleum dispenser business, with the ability to provide both products and services to customers in over 80 countries. Tokheim is a leading supplier of petroleum dispensing systems in the United States, France, Canada, Mexico and Africa, and has strong market positions in Italy, the United Kingdom, Germany and Spain. The Company also has operations established in Asia, eastern Europe and Latin America.

  Petroleum dispensing systems are designed for and sold principally to owners of retail service stations, which include MOCs, nationals, jobbers, independents, convenience store stations, hypermarkets and other retailers, and to commercial customers. In 1997, approximately 89% of Tokheim's net sales were to retail operators, such as Amoco, Elf Aquitaine, Marathon, Shell, SuperAmerica, Total and their affiliated jobbers and approximately 11% of net sales were to commercial customers, such as Federal Express, United Parcel Service, Penske Corporation and municipalities. In the United States, Canada and western Europe, demand for the Company's products is driven by new, more convenient systems, such as credit/debit card readers, and by environmental regulations, such as those requiring vapor recovery systems and more secure underground storage tanks. In emerging markets, such as eastern Europe, Africa and southeast Asia, economic growth is promoting vehicle use and infrastructure development, which increase the demand for fuel and fuel dispensers. Deregulation of local markets and privatization of state-owned oil companies have created additional growth opportunities in emerging markets.

  The Company believes that it offers superior customer support and service through its extensive international network of distributors and trained field representatives. The Company offers 24-hour, seven-day-per-week on-line and telephone support to both authorized field service representatives and customers in its major markets. Additionally, the Company has begun to provide centralized service support to customers through regional service offices. The Company believes that the quality and availability of its service have been important factors in winning contracts and gaining new customers. The Company also recently began to offer a financing service that allows certain customers the option to lease the Company's products through a third party.

  Between 1993 and 1997, the Company's revenues grew from approximately $172.3 million to $385.5 million, and EBITDA (as defined herein) increased from approximately $2.9 million to $34.8 million. Growth of revenue and EBITDA growth is partly attributable to the Company's increased global presence following the Sofitam acquisition. Revenue growth is also attributable to increased demand due to new product development, technological improvements, strengthened customer relationships, changing environmental regulations and growth in emerging markets. EBITDA improvements resulted primarily from increased sales volume, consolidation of manufacturing operations, enhanced manufacturing efficiency, product redesign and the sale of non-core businesses.

COMPETITIVE STRENGTHS

  As one of the world's largest manufacturers and servicers of petroleum dispenser systems, Tokheim believes it has the following principal competitive strengths:

  STRONG CUSTOMER RELATIONSHIPS. The Company's strong customer relationships are increasingly valuable as MOCs and nationals form alliances with suppliers to deliver products and services across large geographic regions. MOCs and nationals frequently solicit proposals for national, regional or global tenders that specify product and service requirements. The Company's global network of distributors and service providers, which was significantly expanded by the Sofitam acquisition, enables the Company to distribute products and provide reliable service to customers in over 80 countries. The Company's ability to customize its equipment and software to meet customer- and country-specific standards makes the Company attractive to MOCs and nationals as a single source of supply. In recent years, Tokheim has entered into a preferred supplier relationship with Total in several regions of the world, has renewed its alliance with Paz Oil, an Israeli national, until the year 2000 and has been selected to supply Amoco's U.S. and Mexican retail operations.

  BROAD, TECHNOLOGICALLY ADVANCED PRODUCT LINE. The Company manufactures and sells a wide variety of dispensers, pumps, meters, payment and retail automation systems, including POS systems (both hardware and software), and fleet fueling systems. The Company's recent acquisition of Management Solutions, Inc. ("MSI") has provided additional depth to its retail automation system product line. See "Recent Developments." This extensive product portfolio allows the Company to satisfy diverse customer- and country-specific requirements. The Company considers itself an industry leader in the integration of electronics and software into its products and believes there is a significant potential demand for certain existing technologies. For example, only 26% of all retail petroleum dispensers in the United States are estimated to have dispenser payment or "pay-at-the-pump" terminals.

  GLOBAL DISTRIBUTION AND SERVICE NETWORK. The Company's global distribution and service network provides a significant advantage when competing for national, regional and global tenders. Tokheim can provide products and services to customers in over 80 countries through its 138 U.S. distributors, 114 international distributors, 298 service companies, and over 1,400 trained field representatives. The Company believes that the reach of its European and African networks for distribution and service makes it a preferred partner for MOCs in these regions. The Company continues to focus on its service network as a competitive advantage. Tokheim recently launched an on-line help desk which allows authorized service representatives worldwide access to its service database using the Internet.

  LEADING POSITIONS IN DEVELOPED MARKETS. The Company has the leading market share in France and large market shares in the United States and Canada. The Company also has significant market positions in other developed markets, including Italy, the United Kingdom, Germany and Spain. These strong market positions have provided the Company with a significant base of recurring sales of equipment, retrofit kits and service contracts.

  PRESENCE ESTABLISHED IN EMERGING MARKETS. The Company has the leading market position in Africa and Mexico and has operations established in many countries in Asia, Latin America and eastern Europe. Consequently, the Company believes that it is well-positioned to grow as local economies expand and as MOCs enter emerging and newly privatized petroleum markets which require petroleum dispensing equipment and services.

  PROVEN MANAGEMENT TEAM. Since 1992, Tokheim's management team has successfully implemented a strategic plan that restored financial flexibility, strengthened MOC relationships, broadened product lines and reduced costs. In addition, management has successfully begun to integrate Sofitam's operations into the Company by consolidating operations in Europe. Management has also begun to re-engineer its manufacturing process to improve quality and increase efficiency.

BUSINESS STRATEGY

  The Company's business strategy has five principal components:

  LEVERAGE GLOBAL PLATFORM. Tokheim has a worldwide presence with a significant market share on three continents. As a result, the Company is able to satisfy the complete petroleum dispensing equipment and servicing needs of customers throughout the world and has an understanding of the regulatory requirements of countries where its customers operate. The Company intends to obtain additional customers and increase sales to existing customers by offering comprehensive sales and service coverage worldwide through its extensive networks.

  MAINTAIN TECHNOLOGICAL LEADERSHIP. In developed markets, such as the United States, Canada and western Europe, the Company believes that improved technology will be the primary driver of sales of petroleum dispensing products. As a result, the Company has made a significant effort to maintain its competitive edge technologically and considers itself a leader in the integration of electronics and software into petroleum dispensing products. For example, the Company's new RFID technology, similar to the drive-through payment systems used at toll booths, permits consumers to pay for fuel purchases without using cash or credit cards. Tokheim also continues to invest in developing new technologies, such as touch-screen technology, wireless POS systems, improved meter technology and robotic fueling. The MSI acquisition is expected to broaden both Tokheim's range of retail automation systems and its customer base for such products. See "Recent Developments."

  PROVIDE INTEGRATED SALES, SERVICE AND PRODUCT DEVELOPMENT. The Company believes that it provides an integrated service solution for the marketplace. By offering a full range of petroleum dispensing equipment and services, the Company addresses its customers' demands for a single source of supply and a reduction of the total costs incurred over the life cycle of a petroleum dispensing system. In addition, Tokheim is partnering with certain MOCs to develop or customize products to meet their specific needs.

  INCREASE OPERATIONAL EFFICIENCY. Beginning in 1992, the Company initiated an aggressive program to consolidate manufacturing operations, enhance manufacturing efficiency, redesign existing products and divest non-core businesses. In addition, since the Sofitam acquisition, the Company has begun to implement a plan to combine manufacturing facilities, integrate product lines, re-engineer the manufacturing process and eliminate general and administrative redundancies. The Company is continually looking for opportunities to redesign its products and manufacturing processes to increase efficiency.

  MAINTAIN TOP QUALITY. Tokheim strives to produce the highest quality products and is committed to continuous quality improvement. Since 1995, an aggressive focus on product quality has reduced the defect rate (measured in parts per million) by approximately 90%. Another indication of the Company's commitment to quality is the award of ISO-9000 certification to all of the Company's domestic and most of its international manufacturing facilities. The International Organization for Standardization awards ISO-9000 certification on a facility-by-facility basis to those adhering to strict quality standards. Moreover, the Company's automated Computerized Dispenser Testers comprehensively test each dispenser's electrical and fluid systems before shipment to the customer, further improving the quality assurance process.

HISTORY

  Tokheim originated in 1898 in a hardware store in Thor, Iowa. Merchant John
J. Tokheim, while searching to improve on the "drum-and-spigot" method of dispensing kerosene and gasoline, conceived of the idea of a pump dispenser. His invention became known as the Tokheim Dome Oil Pump. The pump's popularity led to the organization of the Tokheim Manufacturing Company in Cedar Rapids, Iowa in 1901. In 1918, Tokheim was purchased by a group of businessmen from Fort Wayne, Indiana. Tokheim moved to Fort Wayne and was incorporated in Indiana under the name Tokheim Oil Tank and Pump Company. The present name was adopted in December 1953. The Common Stock began trading on the New York Stock Exchange on September 8, 1978. In 1986, the Company acquired the business now operated as Gasboy International, Inc. ("Gasboy"). Gasboy has been designing and manufacturing products for fleet fuel dispensing for over 70 years and fluid management products for over 30 years. Gasboy sells primarily to commercial and governmental customers that maintain fleets.

  In September 1996, the Company acquired Sofitam for $107.4 million less certain adjustments. The acquisition included Sofitam's in-house service provider, Sogen S.A., as well as the two distinct brand names--EIN and Satam. Sofitam had and continues to have a leading market position in France and northern Africa, as well as a strong market position in southern Europe. In December 1997, the Company strengthened its offerings of retail automation systems, including POS systems, with the acquisition of MSI. See "Recent Developments."

PRODUCTS

  The Company's principal product offerings include petroleum dispensers and pumps, retail automation systems, including POS systems, dispenser payment or "pay-at-the-pump" terminals, replacement parts and upgrade kits. Petroleum dispensers and pumps transfer fuel from storage tanks to vehicles or portable containers. Dispensers include meters, which measure the quantity of fuel pumped and transfer the information to calculators which determine a sales price. Retail automation systems control in-store and at-the-pump fuel sales, pump activation and credit card transactions, monitor inventory, transmit data to a central management system and perform other management functions. Pay-at-the-pump terminals automate customer payment at the pump with cash and credit/debit cards. Upgrade kits permit owners to upgrade a dispenser's capabilities and functionality without incurring the cost of replacing the entire dispenser. The Company also offers services for its products through authorized service representatives and Company-owned facilities.

  In the United States, the Company's most popular petroleum dispensers are the Premier(TM) series. Premier(TM) dispensers include a variety of sizes and models that dispense multiple grades of fuel and that offer advanced pay-at-the-pump terminals. Internationally, the Company offers a range of petroleum pumps, including its compact Consommateur, Bernice, ADONIS and Partner 3 models.

  One of the Company's distinguishing characteristics is its commitment to adapting products to local needs. For example, the Company produces a dispenser that permits multiple hoses on the same side of the pump to operate simultaneously. This model is targeted primarily at urban Asian markets with a high motorcycle population. The Company has also adapted its products to accommodate differences among markets which are driven more by custom than by need. For example, European dispensers usually have retractable hoses and suction pumps within the dispenser, while dispensers in the United States usually have high-hose units and pumps located within the underground storage tank.

  The Company provides both the software and hardware required for retail automation systems. The Company's Columbus(TM) system was introduced on a commercial basis in 1997. Columbus(TM) uses a touch-screen PC monitor and Windows NT software in an open architecture system that allows full integration with both existing and new equipment. The user-friendly, touch-screen cashier interface reduces both employer training time and customer wait time. Other POS solutions available from Tokheim include the Profit Point System, the Ruby System and the Check Point System in the United States and the Prisma and S-2000 systems in the international market.

  MSI's principal product is the CVN(TM) (Convenience Management Solution), a comprehensive retail automation system, including POS, backroom and store management systems. The CVN(TM) integrates such features as advanced gas pump controls, barcode scanning, credit authorization, commercial and charge accounts, employee time clock, detailed inventory tracking and cash drawer controls. Among its dispenser features, the CVN(TM) displays up to 32 separate pumps at all times, with up to two customers per pump. Its "One Touch" controls allow service station employees to easily authorize, pre-pay and monitor pumps by pressing one button. The system can automatically add merchandise purchases to the customer's fuel bill.

  The CVN(TM) also has the capacity to work with a monitoring system to automatically alert station owners of the status, fuel level, temperature, water content and presence of leaks in underground storage tanks. The system interfaces with almost every dispenser and control currently on the market, including those not manufactured by the Company. The system permits station owners to take a physical inventory or spot check with a hand-held radio frequency scanner. It also can track customers, even those who pay cash, and can help manage fleet, commercial and in-house charge accounts.

  The Company believes that its product offerings in the retail automation systems market provide its customers one of the broadest product ranges in the marketplace, from simple pump controllers to sophisticated convenience store and fast-food functions. The Company believes that by combining its retail automation resources under the leadership of MSI, the Company will strengthen its market position and better utilize these resources.

  The Company's newest dispenser payment terminal is INsight(TM), which can be used with any of the Premier(TM) dispenser models now in the market. INsight(TM) provides a flexible platform for merchandising at the dispenser, using a monitor that automatically prompts the consumer, making transactions easier to initiate and complete. This product includes an animated graphic display for payment options (credit card, cash or debit) and a larger display for text. Non-fuel items, such as car washes or food, can also be purchased through INsight(TM). The Company has developed a graphic printer to provide such items as coupons, logos and barcodes on the consumer's receipt.

  In 1997, the Company began market testing of its RFID technology. Similar to the drive-through payment system at toll booths in major metropolitan areas, this technology automatically charges a consumer's account, which is read from either a microchip key ring tag or a microchip window decal. By eliminating the need to pay for fuel with cash or credit cards, the system speeds gas purchases, both increasing consumer convenience and enabling stations to fuel more cars in less time. The technology also permits service station owners to gather information about consumer buying habits to improve marketing techniques, such as promotion of food and car washes on pump-mounted displays. Tokheim's RFID system is compatible with all POS systems and with other manufacturer's dispensers (as an upgrade). The Company has entered into an agreement with Micron Communications to further develop its RFID system.

  Also in 1997, the Company introduced its Fuel Link(TM) wireless communication system. Fuel Link(TM) transmits information by radio frequency between the point of sale and the dispenser hardware, eliminating the cost of installing underground wiring to upgrade the functionality of the dispenser.

  For the commercial market, the Company's new Gasboy products include Astra(TM) and Fuel Point(TM). Astra(TM) is an electronic dispenser designed for the above-ground tank market. The Fuel Point(TM) system automatically reads information from the dispenser's nozzle including vehicle identification, odometer data, fuel consumption and service record, and other operating and maintenance data, eliminating the risk of manually misentered data.

SERVICE

  The Company believes that one of its strongest competitive advantages is its ability to offer comprehensive customer support and service. Tokheim offers support through a network of 138 U.S. distributors, 114 international distributors and 298 service companies. In addition, the Company has over 1,400 trained field service representatives acting as independent contractors, many of whom maintain a service parts inventory. The Company's customer service division, which maintains a help desk in English, Spanish and other languages, is available 24 hours a day, 365 days a year, to respond immediately to service needs. Additionally, the customer service division maintains a continuing program of service clinics for customers and distributors, both in the field and at the Company's training centers.

  To improve efficiency, response time and customer convenience, the Company has begun to implement a system to collect performance data and coordinate the dispatch of service technicians. In addition, the Company recently launched an Internet-based help desk known as FASRLINK(TM), which provides authorized service representatives worldwide immediate access to installation drawings, product updates, service bulletins and diagnostic procedures 24 hours a day.

CUSTOMERS

  The Company's products are sold primarily to retail service station operators and commercial customers which fall into seven categories.

  Major Oil Companies--MOCs are typically large multinational companies that are vertically integrated with retail operations in developed and emerging markets. They sell "branded" products and typically have standard station formats, including dispenser design and proprietary credit card networks. The Company's MOC customers include Amoco, Elf Aquitaine, Marathon Oil, Shell and Total, among others.

  National Oil Companies--A national is an oil company that operates exclusively (or almost exclusively) in a single national market (other than the United States). Most nationals are, or until recently were, state-owned. In recent years, a number of nationals have been privatized or have relinquished their monopolies over the local retail petroleum markets. For example, in Mexico, the market was previously controlled by the government-owned oil company, Petroleos Mexicanos ("Pemex"). Initial deregulation occurred in 1995, allowing MOCs such as Amoco, Mobil and Conoco to enter that market. Increased local competition as well as the need for newly-privatized companies to earn profits has made once-insulated nationals more sensitive to costs and customer service. These new sensitivities often translate into demand for newer, more sophisticated dispenser equipment. Additionally, a number of privatized nationals are now expanding across borders. The Company's national customers include Pemex in Mexico, Petroleo Brasileiro S.A. ("Petrobras") in Brazil, Paz Oil in Israel and Deltaven S.A. in Venezuela, among others.

  Independent Oil Companies--Independents are usually U.S. companies that sell "branded" products regionally rather than nationally. They typically have station and dispenser designs which are standardized, similar to MOCs. Independents that are Company customers include Merit Oil Corp., Getty Petroleum Corp., Amerada Hess Corp. and Phillips 66 Company, among others.

  Jobbers--Jobbers are independent service station owners that operate under the brand of a MOC. A station owned by a jobber looks substantially the same as one owned by a MOC, selling MOC-branded products and using standard MOC station layouts. Most jobbers own multiple stations. Some jobbers work exclusively with one MOC, while others have multiple partners. Moreover, jobbers can change their MOC affiliation within the contractual limitations between the jobber and the MOC. Usually, jobbers are not required to purchase their petroleum dispensing equipment from the same manufacturers as their affiliated MOC.

  Convenience Store Stations--Convenience store stations are petroleum retailers who source over 50% of their sales from merchandise rather than from petroleum products. A significant number of convenience store stations are owned by MOCs. The Company's convenience store stations customers also include national and regional operators, as well as small, local businesses.

  Hypermarkets--The Company is the leading supplier to French hypermarkets. The hypermarket is a retailing format pioneered in France, with a growing presence in the rest of Europe. A hypermarket is similar to a strip mall in the United States, with a supermarket as the anchor retailer. Hypermarkets typically offer competitively-priced, private label petroleum products to attract customers. In France, more than 50% of retail petroleum sales are through hypermarkets. The Company's hypermarket customers include Intermarche, Leclerc, Systeme U, Comptoirs Modernes, Promodes and Carrefour, among others.

  Commercial Customers--The commercial market is characterized by companies whose fuel consumption needs justify maintaining internal fueling capabilities, such as truck fleets and municipalities. Through its Gasboy subsidiary, Tokheim is the leading supplier of fuel dispensing equipment to the U.S. commercial market. The Company's commercial customers include Federal Express, United Parcel Service, Penske Corp. and municipalities and state agencies.

SALES, MARKETING AND DISTRIBUTION

 United States

  In the United States, the Company relies on two primary channels of distribution: (i) direct sales to national accounts such as MOCs and certain independents and (ii) indirect sales through a large network of independent distributors. The Company directly markets through seven national account managers who call on the MOCs, independents and large convenience store chains. National account managers work closely with the MOCs to develop technology, pricing and jobber account strategies. The Company markets to jobbers and convenience stores through its 138 independent distributors. To coordinate its distributor marketing, the Company has regional district managers who are responsible for geographic coverage, training the district sales force and assisting in the development of sales and marketing strategies.

 International Markets

  Historically, the petroleum dispenser market outside of the U.S. has been served by local distributors. The Company has 114 international distributors serving customers that cannot be served cost-effectively by the Company's direct sales force. The Company generally requires letters of credit from its international distributors. However, as MOCs expand geographically and as nationals become more commercially competitive, they increasingly are purchasing directly from manufacturers, using national, regional and global "tenders," "alliances" and "preferred supplier" relationships. A "tender" is an award made by a MOC or national to a manufacturer to supply petroleum dispensing equipment and related services in a specific country or region (or even globally) for a specific period at specified prices and quantities. Tenders allow MOCs and nationals to reduce the number of their suppliers while improving relationships with those remaining. In response to the advent of tenders, manufacturers have expanded and adapted their product lines and service capabilities to satisfy the specific regulatory, marketing, and service demands of each country being supplied. Tenders are often nonexclusive and cancellable by the customer at any time.

  An alliance involves a closer relationship than a tender. Often, a MOC or national will ask only its alliance partner to submit a tender proposal. As part of an alliance, manufacturers can assist the MOC or national by tracking purchases, warranty coverage, service coverage and service response requirements on behalf of the MOC or national. The Company has also been able to expand its alliance with Amoco, in particular, to obtain its Mexican business.

  "Preferred supplier" relationships are less committed arrangements than alliances. These arrangements typically involve a one-way commitment by the manufacturer on such matters as prices, service and available inventory. Usually, the MOC or national does not make any purchasing or other contractual commitments. Preferred supplier relationships are usually non-exclusive and are typically cancellable by the customer at any time. A MOC or national seeking to reduce the number of suppliers with which it deals while increasing volume purchasing discounts often will identify several manufacturers as preferred suppliers. The Company has an expanded preferred supplier relationship with Total. See "Risk Factors--Dependence on the Retail Petroleum Industry."

 Leasing

  The Company recently began supplying petroleum dispensing systems through a capital leasing program. The Company sells dispensing systems through third party leasing agents, who then lease them to service stations. The Company supports and services the leased units which provide customers with financial flexibility and the ability to obtain the latest petroleum dispensing technology without the up-front purchase cost.

MANUFACTURING AND QUALITY

  The Company's manufacturing process consists of sheet metal fabrication, machining, assembly of electronic components and customer-specific painting. The Company's manufacturing and production are generally to order. To improve quality and productivity and to reduce costs, the Company employs a cellular manufacturing format and just-in-time process engineering. The majority of the Company's manufacturing operations are concentrated in the following cities:
Fort Wayne, Indiana; Washington, Indiana; Lansdale, Pennsylvania; Grentheville, France; Kya Sand, Randburg, South Africa and Glenrothes, Scotland. Management anticipates that the Company has sufficient production capacity to meet demand over the next several years.

  The Company strives to produce the highest quality products, and is committed to continuous quality improvement of its products and processes. Since 1995, an aggressive focus on product quality has reduced the defect rate (measured in parts per million) by approximately 90%. One important element in reducing the defect rate has been the Company's effort to satisfy the standards for ISO-9000 certification at its manufacturing facilities. The International Organization for Standardization awards ISO-9000 certification on a facility-by-facility basis to manufacturers that adhere to strict quality standards. Companies must maintain these standards and supply supporting documentation to retain their ISO certification, and certified facilities are audited regularly. Independent third party registrars must nominate candidates for certification. All of the Company's domestic and most of its international manufacturing facilities are ISO-9000 certified, and the Company is actively seeking certification for the uncertified facilities.

  Another important aspect of the Company's efforts to improve quality is its automated Computerized Dispenser Tester ("CDT"). The CDT monitors all fluid paths to detect leakage, and simulating real-world conditions, tests displays, keypads, valves, pulsers, totalizers, card readers, cash acceptors, printers, vapor recovery systems and other critical dispenser components. After each testing cycle, technicians review the data for any potential corrective actions. The CDT is networked to the Company's mainframe computer, allowing instantaneous access from the order entry, engineering, customer service and quality assurance departments, and permitting close monitoring of the manufacturing process.

  The Company has been recognized by third parties for its commitment to quality. In October 1997, the Company was one of five recipients (out of 350 candidates) of the Circle of Excellence Award from the 1,500-member Petroleum Equipment Institute. This award recognizes the Company's commitment to competitive pricing, honest business practices, good product availability and responsive customer service. This was the second consecutive year that the Company has received the Circle of Excellence Award. The Company's principal manufacturing facility in Fort Wayne, Indiana and its electronic assembly plant in Washington, Indiana each received the 1996 State of Indiana Quality Improvement Award.

SUPPLIES

  The principal raw materials essential to the Company's business are flat sheet steel, aluminum, copper tubing, iron castings and electronic, POS, and computer components, all of which are generally available through competitive sources of supply. At its U.S. facilities, the Company's purchasing strategy, which includes a comprehensive supplier quality assurance component, seeks to ensure that inventories are purchased at the lowest total cost-of-quality. In making purchasing decisions, the Company considers the quality of performance of the required items, as well as the supplier's delivery responsiveness and prices. The Company has significantly reduced the number of suppliers it uses to develop more effective relationships with the remaining suppliers. The Company has also implemented point-of-use programs so that supplies are delivered directly to the proper usage points at the factory or to a storage facility.

PROPERTIES

  The Company owns properties in: Fort Wayne, Indiana; Fremont, Indiana; Washington, Indiana; Lansdale, Pennsylvania; Brighton, Ontario, Canada; Kya Sand, Randburg, South Africa; Glenrothes, Scotland; Weilheim, Germany; Grentheville, France; Fribourg, Switzerland; Scurzolengo, Italy; Abidjan, Ivory Coast, and Halstenbek, Germany. The Company leases properties in:
Greenwood Village, Colorado; Mexico City, Mexico; Tremblay, France; Casablanca, Morocco; Solothurn, Switzerland; West Sussex, United Kingdom; Vilvoorde, Belgium; Barcelona, Spain; La Soukra, Tunisia; Dakar, Senegal; Douala, Cameroon; Leiderdorp, the Netherlands, and Hamburg, Germany. The majority of the Company's manufacturing operations are concentrated in the following cities: Fort Wayne, Indiana; Washington, Indiana; Lansdale, Pennsylvania; Grentheville, France; Kya Sand, Randburg, South Africa and Glenrothes, Scotland. The Company believes that it has sufficient production capacity to meet demand over the next several years. The Company also owns an engineering and design center and a corporate office building in Fort Wayne, Indiana. The remaining properties owned or leased by the Company are primarily for warehouse space or sales and service except that the Colorado facility is for software development. The Company is currently holding for sale facilities in Falaise, France, Jasper, Tennessee and Atlanta, Georgia, as well as a 109-acre tract of unimproved land located in Fort Wayne, Indiana.

EMPLOYEES

  As of November 30, 1997, the Company employed approximately 2,900 persons. Most employees are involved in manufacturing and production, with the balance engaged in administration, sales and clerical work. In the United States, approximately 870 the Company employees are union members covered by collective bargaining agreements that expire in the year 2000. The Company believes its relationship with its employees is good. It has not recently experienced any work stoppages at its facilities, and has been able to extend or renegotiate its collective bargaining agreement without disrupting production.

RESEARCH AND DEVELOPMENT

  The Company continually seeks to enhance its existing product lines to offer increased functionality in new or existing products and has dedicated research and engineering staffs. The Company spent approximately $18.3 million, $15.9 million and $12.7 million in 1997, 1996 and 1995, respectively, to improve existing products and manufacturing methods, develop new products and pursue other applied research and development. The Company has also begun to form partnerships with the MOCs to develop products that meet their specific needs and with electronics companies to develop advanced technologies.

  The Company revamped its product development process in 1996 to incorporate formal product development procedures. Each project now includes a cross-functional team of representatives from the engineering, manufacturing, quality, marketing, customer service, finance and service parts departments. The team reviews the project from a variety of aspects, including financial impact, design and production implications, and required after-sale support.

LEGAL PROCEEDINGS

  The Company is defending various claims and legal actions, including claims relating to CERCLA and other environmental laws, product liability and various contract and employee matters. The Company believes that the outcome of such pending claims will not, individually or in the aggregate, have a material adverse effect on the Company's business, financial condition or result of operations.

  In addition, the Company was a defendant in litigation filed by a competitor, Gilbarco, Inc., ("Gilbarco"), which alleged infringement of patents on its vapor recovery system and certain vapor recovery improvements, blender, printed receipt severing and filter housing. Gilbarco also alleged violation of the North Carolina Fair Practice Claims Act. The plaintiff sought injunctions and treble unspecified damages. The Company, in addition to asserting other defenses, counterclaimed with an antitrust claim. The lawsuit was filed on August 3, 1995 in federal court in the Middle District of North Carolina. The parties have signed a settlement agreement which includes a non-exclusive, world-wide license relating to the disputed technology (the "License Agreement") effective December 1, 1997.

  Under the terms of the Licensing Agreement, the Company will pay an annual fixed royalty of $1.0 million for three years, plus earned royalties on patented devices used in Company products until the patents expire. The Company expects that these earned royalties will total approximately $1.1 million in 1998, based on projected sales. The court has entered a consent judgment regarding the settlement.

SEASONALITY

  Sales of petroleum dispenser equipment have historically been seasonal, primarily due to the construction season and seasonal MOC purchasing which typically is highest at the end of the calendar year. Historically, approximately 30% of Tokheim's annual net sales volume has been recorded in the fourth quarter of its fiscal year, with no significant variation among the other three quarters. The acquisition of Sofitam has diminished such seasonality, with the 1997 fourth quarter representing 27% of consolidated annual sales. See Note 12 to the Consolidated Financial Statements, "Quarterly Financial Information (unaudited)" and Management's Discussion and Analysis of Financial Condition and Results of Operations.

REGULATION

  The Company's operations are subject to national, regional and local laws and regulations, including those concerning product safety, weights and measures, and pollution and protection of the environment.

  Product Safety. In the United States, the Company's products are subject to standards set by Underwriters' Laboratories ("UL"). Standards for petroleum product dispensers govern design features such as frame sturdiness, corrosion resistance and hydrostatics of various parts. UL standards also apply to electronic devices used in the Company's dispensers. Other countries often either accept UL product standards or observe the standard of a comparable body including the Canadian Standards Association and the British Approval Service for Electrical Equipment and Flammable Atmosphere and Organization of International Meterology League ("OIML") in Europe. Individual countries may vary the standards created by these groups.

  Weights and Measures. Meters and displays must meet certain accuracy standards. In the United States, "Handbook 44" from the National Institute on Weights and Measures, which all states have adopted, sets forth those standards. The standards generally require that the meter accurately measure the amount of fuel pumped to within 0.4%. Meters must be able to measure output at varying flow rates, ranging from almost zero to fifteen gallons per minute. Also, pumps must eliminate most of the vapor from the fuel to ensure that what is being measured is fuel. Dispensers in the U.S. are typically inspected every year by state inspectors. Outside the United States, similar standards govern meters and displays. Standards set by OIML are generally accepted throughout Europe, including in France.

  Environment. The Company's operations and properties are subject to a variety of complex and stringent federal, state, and local laws and regulations, including those governing the use, storage, handling, generation, treatment, emission, release, discharge and disposal of certain materials, substances and wastes, the remediation of contaminated soil and groundwater, and the health and safety of employees. As such, the nature of the Company's operations exposes it to the risk of claims with respect to such matters. There can be no assurance that material costs or liabilities will not be incurred in connection with such claims. Based upon its experience to date, the Company believes that the future cost of compliance with existing environmental laws and regulations, and liability for known environmental claims pursuant to such laws and regulations, will not have a material adverse effect on the Company's financial condition or results of operations. However, future events, such as new information, changes in existing laws and regulations or their interpretation, and more vigorous enforcement policies of regulatory agencies, may give rise to additional expenditures or liabilities that could be material. See "Management's Discussion and Analysis of Financial Condition and Results of Operations" and Note 18 to Consolidated Financial Statements "Contingent Liabilities."

  The U.S. Comprehensive Environmental Response, Compensation and Liability Act ("CERCLA"), also known as the "Superfund" law, imposes liability, without regard to fault or the legality of the original conduct, on certain classes of persons with respect to the release of a "hazardous substance" into the environment. These persons include the owner or operator of the disposal site or sites where the release occurred and companies that disposed of or arranged for the disposal of the hazardous substances found at the site. Persons who are or were responsible for releases of hazardous substances under CERCLA may be subject to joint and several liability for the costs of cleaning up the releases and for damages to natural resources. It is not uncommon for neighboring landowners and other third parties to file claims for personal injury or property damages allegedly caused by the hazardous substances released into the environment. In addition, where the Company has sold properties used in its prior manufacturing operations, it may have contractual obligations to the new owner to remediate environmental contamination on the site arising from prior operations.

  The Company also generates or has in the past generated waste, including hazardous waste, that is subject to the federal Reserve Conservation and Recovery Act ("RCRA") and comparable state statutes. The U.S. Environmental Protection Agency ("EPA") and various state agencies have promulgated regulations that limit the disposal options for certain hazardous and nonhazardous waste. Such regulations may also require corrective action with respect to contamination of facilities caused by the past handling of industrial waste.

  The Company has been named as a potentially responsible party ("PRP") under CERCLA or similar state Superfund laws at three sites: the Fort Wayne Reduction Site in Fort Wayne, Indiana; the Moyer Landfill Site in Collegeville, Pennsylvania; and the I. Jones Recycling Site in Fort Wayne, Indiana. The Company believes that the cleanups at these three sites are largely complete and that the Company has paid, or has currently accrued on its balance sheet sufficient funds to pay, any liabilities it may have associated with the cleanup of these sites. The Company also owns or leases, and has in the past owned or leased, numerous properties that for many years have been used in industrial and manufacturing operations. Although the Company has in the past utilized operating and disposal practices that were standard for the industry at the time, hazardous substances may have been disposed of or released on or under the properties owned or leased by the Company, or on or under other locations where such wastes have been taken for disposal. The Company currently owns a facility near Atlanta, Georgia that was previously used to refurbish gasoline dispensers. As part of this operation, chlorinated solvents were inadvertently released to the soil and groundwater through the facility septic system. Migration of these releases has caused solvent concentrations above background levels in the groundwater under an adjacent residential property. The Company has completed the cleanup of this release under the oversight of the Georgia Environmental Protection Division of the Georgia Department of Natural Resources, and is currently monitoring the property to ensure that additional cleanup work is not necessary.

  The Company is also involved in one lawsuit with respect to environmental liabilities under an indemnity provision of a sale agreement concerning the sale of the die casting facility of a former subsidiary to a third party. Negotiations with the other party to settle this matter to avoid litigation expenses ceased when the other party could not show its expenses were a direct result of environmental matters related to the indemnity agreement. Discovery is now being conducted in this matter.

  Although no assurances can be given in this regard, the Company does not believe that any environmental cleanup activities will have a material adverse effect on its financial condition or results of operations.

  Environmental regulations also affect the Company's customers, their spending and their demand for the Company's products. In the United States, a number of states have adopted standards for the recovery of vapor coming from the nozzle as fuel is pumped. The most rigorous standards are those set by the California Air Resources Board ("CARB"), which has become the de facto governing body of such standards in the U.S. CARB's standards apply to vapor recovery systems on the nozzle. In general, a product that meets CARB's standards will pass the tests of other states. More recently, the U.S. federal government has promulgated rules requiring many gas stations to upgrade their underground tanks and pipes (to use various corrosion preventing tanks, pipes, materials or devices, self-containing mechanisms including an interior lining, and leak detection devices or tests) by the end of 1998. Since these gas stations temporarily close to comply with these regulations, the Company believes that many choose to replace their aging gas pumps at the same time. The international operations of the Company and its customers are also subject to various environmental statutes and regulations of the countries in which they operate. In addition, many of the countries in which the Company and its customers operate are members of the European Union, which has promulgated and continues to promulgate environmental directives and regulations. Generally, these requirements are no more restrictive than those in effect in the United States. Although environmental protection and safety laws in the countries in which the Company manufactures and sells its products have an effect on product design, they apply equally to the Company's competitors and have not had, nor are they expected to have, a material adverse effect on the Company's competitive position. Environmental laws and regulations also significantly affect the Company's customers and their spending levels on Company products. See "Risk Factors" and "Management's Discussion and Analysis of Financial Condition and Results of Operations."

                                  MANAGEMENT

DIRECTORS AND EXECUTIVE OFFICERS

  The following table sets forth certain information and ages as of February 4, 1998 regarding each of Tokheim's directors and executive officers:

NAME                      AGE                       POSITION
----                      ---                       --------
Douglas K. Pinner.......   57 Chairman of the Board, President and
                              Chief Executive Officer
Gerald H. Frieling, Jr..   67 Vice Chairman of the Board
John A. Negovetich......   52 Executive Vice President, Finance and Administration
Norman L. Roelke........   48 Vice President, Secretary and General Counsel
Jacques St. Denis.......   40 Executive Vice President, Operations
Scott A. Swogger........   45 President, Tokheim U.S.
Walter S. Ainsworth.....   69 Director
Robert M. Akin, III.....   61 Director
James K. Baker..........   66 Director
B. D. Cooper............   55 Director
Richard W. Hansen.......   60 Director
Dr. Winfred M. Phillips.   57 Director
Ian M. Rolland..........   64 Director

  Douglas K. Pinner has been President and Chief Executive Officer of Tokheim since 1992, a Director since 1993 and Chairman of the Board since 1996. Previously, he was President of Slater Steel's Fort Wayne Specialty Alloys, a wholly-owned subsidiary of Slater Industrial of Toronto, which manufactures stainless steel bar.

  Gerald H. Frieling, Jr. has been Vice Chairman of the Board since 1996. From 1991 to 1996, he was Chairman of the Board. From 1991 to 1992, Mr. Frieling was Chief Executive Officer of Tokheim. Previously, he was Chairman of the Board, President and Chief Executive Officer of National-Standard, a diversified manufacturer of specialty wire, metal products and machinery. He is also a director of CTS Corporation.

  John A. Negovetich has been Executive Vice President, Finance and Administration since 1998. From 1996 to 1998, Mr. Negovetich was President, Tokheim North America. From 1993 to 1995, Mr. Negovetich was Vice President, Finance, Chief Financial Officer and a member of the Board of Ardco, Inc. From 1987 to 1992, he served as Vice President and Chief Financial Officer of Hawker-Siddeley Investments, Inc.

  Norman L. Roelke has been Vice President and General Counsel of Tokheim since 1994 and Secretary since 1995. From 1987 to 1994, Mr. Roelke served as the Company's Corporate Counsel.

  Jacques St. Denis has been Executive Vice President, Operations since 1998. From 1996 to 1998, he served as President and Director General of Tokheim-Sofitam S.A. (the Company subsidiary that was formerly Sofitam). During 1996, he served as Vice President, Tokheim International. From 1995 to 1996, Mr. St. Denis was Director of Export and International Operations for the Company. From 1994 to 1995, he was Tokheim's Director of Marketing, and from 1993 to 1994, he was Director of Worldwide Services. Previously, Mr. St. Denis served as Managing Director of European Operations, and National Sales and Marketing Director, USA, for Babson Brothers Company.

  Scott A. Swogger has been President, Tokheim U.S., since 1997. From 1995 to 1997, he served as Vice President, Quality Systems. From 1994 to 1995, he was Tokheim's Director of Quality Assurance. Previously, he served as the Company's Senior Manager of Quality Assurance.

  Walter S. Ainsworth has been a Director since 1992. Before retiring in 1992, he served as President and Chief Executive Officer of Phelps Dodge Magnet Wire Company, an international producer of magnet wire, and as Senior Vice President of Phelps Dodge Corp. He is also a director of Fort Wayne National Corporation.

  Robert M. Akin, III has been a Director since 1993. Before his retirement in 1995, he served as President and Chief Executive Officer of Hudson Wire Company d/b/a of Hudson International Conductors, a manufacturer of speciality wire products that became a subsidiary of Phelps Dodge Corp.

  James K. Baker has been a Director since 1993. Since 1996, Mr. Baker has been Vice Chairman of the Board of Arvin Industries, Inc., a global manufacturer of automotive products. Previously, he was Chairman and Chief Executive Officer of Arvin Industries, Inc. Mr. Baker is also a director of First Chicago NBD Corp., Amcast Industrial Corp., the GEON Company and CINergy Corp.

  B. D. Cooper has been a Director since 1993. Mr. Cooper is President and Chairman of the Board of P.E.S. Inc., which sells and distributes petroleum equipment to the petroleum industry. He is also a director of Delhi Bancshares, Chairman of the Board of Heritage Banks and a director of Stico Insurance Co.

  Richard W. Hansen has been a Director since 1995. Since 1977, Mr. Hansen has been Chairman, President and Chief Executive Officer of Furnas Electric Company, a leading manufacturer of industrial electrical and electronic motor control products.

  Dr. Winfred M. Phillips has served as a Director since 1986. Dr. Phillips is Dean of the College of Engineering and Associate Vice President, Engineering and Industrial Experiment Station of the University of Florida.

  Ian M. Rolland has been a Director since 1981. Since 1992, Mr. Rolland has been Chairman and Chief Executive Officer of Lincoln National Corporation, which provides life insurance and annuities, property-casualty insurance and related services through its subsidiary companies. Mr. Rolland also served as President of Lincoln National Corporation from 1975 to 1992. He is also a director of NIPSCO Industries, Inc. and Norwest Corporation.

                            PRINCIPAL SHAREHOLDERS

  The table below sets forth, as of February 4, 1998, certain information regarding Common Stock beneficially owned (or deemed to be beneficially owned pursuant to the rules of the Commission) by (i) each director and each of the executive officers of the Company who owns Common Stock, (ii) all directors and executive officers of the Company as a group and (iii) each person known by the Company to own beneficially more than 5% of the Common Stock. Each individual or entity named has sole investment and voting power with respect to the Common Stock such person or entity beneficially owns, except where otherwise noted.

                                                           PERCENT BENEFICIALLY
                                                                 OWNED(1)
                                                 SHARES    --------------------
                                              BENEFICIALLY BEFORE THE AFTER THE
                                              OWNED(2)(3)   OFFERING  OFFERING
                                              ------------ ---------- ---------
EXECUTIVE OFFICERS AND DIRECTORS:
Walter S. Ainsworth (4)......................     4,414          *         *
Robert M. Akin, III..........................     3,800          *         *
James K. Baker...............................     2,600          *         *
B. D. Cooper (5).............................     2,800          *         *
Gerald H. Frieling, Jr.......................     6,400          *         *
Richard W. Hansen............................     6,400          *         *
John A. Negovetich (6).......................    18,211          *         *
Dr. Winfred M. Phillips......................     2,600          *         *
Douglas K. Pinner (7)........................    80,344          *         *
Norman L. Roelke (8).........................    21,550          *         *
Ian M. Rolland...............................     3,125          *         *
Jacques St. Denis (9)........................    21,033          *         *
Scott A. Swogger (10)........................     2,115          *         *
Executive Officers and Directors as a Group
 (13 persons)................................   175,392        2.1       1.5
David L. Babson and Company, Inc.............   893,400       10.8       7.4
One Memorial Drive, Suite 1100
Cambridge, Massachusetts 02142
The TCW Group, Inc...........................   578,200        7.0       4.8
865 South Figueroa Street
Los Angeles, California 90017
Fort Wayne National Bank, as Trustee for the
 ESOP (11)...................................   771,263        --        --
110 West Berry Street
Fort Wayne, Indiana 46802

--------
   * Represents less than 1% of the outstanding Common Stock.
(1) Calculated pursuant to Rule 13d-3(d) of the Exchange Act. Under Rule 13d-3(d), shares not outstanding that are subject to options, warrants, rights or conversion privileges exercisable within 60 days are deemed outstanding for the purpose of calculating the number and percentage owned by such person, but deemed not outstanding for the purpose of calculating the percentage owned by any other person listed. As of February 4, 1998, the Company had 8,295,523 shares of Common Stock outstanding.

(2) Includes shares of restricted stock that are subject to vesting but for which the holder has voting rights in the following amounts: 1,000 shares each for Ainsworth, Akin, Baker, Cooper, Freiling, Hanson, Phillips, and Rolland.
(3) Assumes that the ESOP Preferred Shares have been converted to Common Stock at 1:1 conversion rate.
(4) In addition, Catherine Ainsworth, Mr. Ainsworth's wife, owns 478 shares, with respect to which Mr. Ainsworth disclaims any beneficial interest.
(5) In addition, Barbara Cooper, Mr. Cooper's wife, owns 1,000 shares, with respect to which Mr. Cooper disclaims any beneficial interest. P.E.S., Inc. Pension Plan also owns 2,000 shares. Mr. Cooper is a participant in and trustee of the Plan.
(6) Represents 10,500 shares of Common Stock, 104 shares of Common Stock held in the Company's Retirement Savings Plan, 107 shares of Convertible Preferred Stock held in the Company's Retirement Savings Plan and 7,500 exercisable stock options. Does not include 52,500 unexercisable stock options.
(7) Represents 75,044 shares of Common Stock, 3,873 shares of Common Stock held in the Company's Retirement Savings Plan and 1,427 shares of Convertible Preferred Stock held in the Company's Retirement Savings Plan. Does not include 105,000 unexercisable stock options.
(8) Represents 5,464 shares of Common Stock, 713 shares of Common Stock held in the Company's Retirement Savings Plan, 2,123 shares of Convertible Preferred Stock held in the Company's Retirement Savings Plan and 13,250 exercisable stock options. Does not include 23,750 unexercisable stock options.
(9) Represents 11,897 shares of Common Stock, 408 shares of Common Stock held in the Company's Retirement Savings Plan, 1,228 shares of Convertible Preferred Stock held in the Company's Retirement Savings Plan and 7,500 exercisable stock options. Does not include 45,000 unexercisable stock options.
(10) Represents 156 shares of Common Stock held in the Company's Retirement Savings Plan, 759 shares of Convertible Preferred Stock held in the Company's Retirement Savings Plan and 1,200 exercisable stock options. Does not include 24,750 unexercisable stock options.
(11) This figure represents shares of Common Stock issuable upon conversion of ESOP Preferred Stock held by the Trustee of the Retirement Savings Plan for Employees of Tokheim Corporation and subsidiaries, as if converted on the date hereof. Pursuant to this qualified plan, shares of Preferred Stock are to be allocated from time to time to Tokheim's employees, including its officers. It is not possible to predict the actual number of shares of Preferred Stock which will be allocated to officers in the future. Allocated shares are voted by the participants, including officers, to whom they are allocated. Unallocated shares are voted by the Trustee in proportion to the vote by participants with respect to allocated shares.

                         DESCRIPTION OF CAPITAL STOCK

  The following summarizes the material provisions of the Restated Articles of Incorporation, Bylaws and Shareholder Rights Plan. These summaries do not purport to be complete and are subject to, and are qualified in their entirety by, reference to all of the provisions of such documents, copies of which have been filed as exhibits to the Registration Statement of which this Prospectus is a part.

GENERAL

  As of the date of this Prospectus, the authorized capital stock of the Company consists of 30,000,000 shares of Common Stock, no par value, and 5,000,000 special shares of Preferred Stock, no par value. Of the 5,000,000 shares of Preferred Stock, 1,700,000 shares have been designated as "ESOP Convertible Voting Preferred Stock" ("ESOP Preferred Stock"), and 30,000 shares have been designated as "Series A Junior Participating Preferred Stock" ("Series A Junior Preferred Stock"). 3,270,000 shares of Preferred Stock remain authorized but undesignated and unissued. The following summary of the respective rights of the Common Stock and the Preferred Stock is qualified in its entirety by reference to the Company's Restated Articles of Incorporation.

COMMON STOCK

  Following the Offering, 12,095,523 shares of Common Stock will be outstanding (12,665,523 if the Underwriters' over-allotment option is exercised in full). The holders of Common Stock are entitled to one vote for each share held of record on all matters submitted to a vote of shareholders. Subject to preferences applicable to any outstanding Preferred Stock, holders of Common Stock are entitled to receive ratably such dividends as may be declared by the Board of Directors out of funds legally available therefor. The Company has paid no cash dividends on any of its capital stock since 1991 and does not anticipate paying cash dividends in the foreseeable future.

  In the event of a liquidation, dissolution or winding up of the Company, holders of Common Stock and, if issued, Series A Junior Preferred Stock, are entitled to share ratably in all assets remaining after payment of liabilities and the liquidation preference of any other outstanding Preferred Stock. The outstanding shares of Common Stock are, and the Common Stock to be outstanding upon completion of the Offering will be, fully paid and nonassessable. Except as set forth under "Shareholder Rights Plan" below, no preemptive rights, conversion rights, redemption rights or sinking fund provisions are applicable to the Common Stock.

PREFERRED STOCK

  The Company's Board of Directors has the authority to issue 5,000,000 shares of Preferred Stock in one or more series and to fix the relative preferences, limitations and relative voting and other rights thereof, including dividend rights, distribution rights, dividend rates, terms of redemption, redemption prices, liquidation preferences, the number of shares constituting any series or the designation of such series, and any other preferences or rights, and any qualifications, limitations or restrictions of such preferences or rights, to the full extent permitted by The Indiana Business Corporation Law, without further vote or action by the shareholders.

  On July 10, 1989, the Company sold 960,000 shares of ESOP Preferred Stock to the Trust of the Company's Retirement Savings Plan (RSP) at the liquidation value of $25 per share, or $24 million. As of November 30, 1997, there were 771,263 shares of ESOP Preferred Stock outstanding. The ESOP Preferred Stock has a dividend rate of 7.75%. The holders of ESOP Preferred Stock are entitled to vote on all matters submitted to a vote of the shareholders of the Company, voting together with the holders of Common Stock as one class. The holder of each share of ESOP Preferred Stock is entitled to a number of votes equal to the number of shares of Common Stock into which such share of ESOP Preferred Stock could be converted on the record date for determining the shareholders entitled to vote, rounded to the nearest one-tenth of a vote.

  The Trustee, who holds the ESOP Preferred Stock, may elect to convert each preferred share to one common share in the event of redemption by Tokheim, certain consolidations or mergers of Tokheim, or a redemption by the

Trustee which is necessary to provide for distributions under the RSP. A participant may elect to receive a distribution from the RSP in cash or common stock. If redeemed by the Trustee, the Company is responsible for purchasing the ESOP Preferred Stock at the $25 floor value. The Company may elect to pay the redemption price in cash or an equivalent amount of common stock.

  The Series A Junior Preferred Stock is authorized and may be issued as set forth below under "Shareholder Rights Plan." Subject to the prior and superior rights of the holders of any shares of any series of Preferred Stock ranking prior and superior to the shares of Series A Junior Preferred Stock with respect to dividends, the holders of Series A Junior Preferred Stock are entitled to receive, when, if and as declared by the Board of Directors, quarterly dividends payable in cash, commencing on the first quarterly dividend payment date after the first issuance of a share or fraction of a share of Series A Junior Preferred Stock, in an amount per share (rounded to the nearest cent) equal to the greater of (a) $0.01 or (b) subject to certain adjustments, 1,000 times the aggregate per share amount of all cash dividends, and 1,000 times the aggregate per share amount (payable in kind) of all non-cash dividends or other distributions, other than a dividend payable in Common Stock or a subdivision of the outstanding Common Stock, declared on the Common Stock of the Company since the immediately preceding quarterly dividend payment date, or, with respect to the first quarterly dividend payment date, since the first issuance of any share or fraction of a share of Series A Junior Preferred Stock.

  Subject to adjustment relating to the number of shares of outstanding Common Stock, each share of Series A Junior Preferred Stock shall entitle the holder thereof to 1,000 votes on all matters submitted to a vote of the shareholders of the Company.

  In the event of a liquidation, dissolution or winding up of the Company, holders of Common Stock and, if issued, Series A Junior Preferred Stock, are entitled to share ratably in all assets remaining after payment of liabilities and the liquidation preference of any outstanding Preferred Stock, including the liquidation preference of the Series A Junior Preferred Stock.

SHAREHOLDER RIGHTS PLAN

  On January 22, 1997, the Board of Directors of the Company approved the extension of the benefits afforded by the Company's then-existing rights plan by adopting a new shareholder rights plan. Pursuant to the new Rights Agreement, dated as of January 22, 1997, by and between the Company and Harris Bank and Trust Company, as Rights Agent, one Right was issued for each outstanding share of Common Stock upon the expiration of the Company's then-existing rights (February 9, 1997). Each of the new Rights entitle the registered holder to purchase from the Company one one-thousandth of a share of Series A Junior Preferred Stock at a price of $44.00 per one-thousandth of a share. The Rights will not become exercisable, however, unless and until, among other things, any person acquires 15% or more of the outstanding Common Stock or the Board of Directors of the Company determines that a person is an Adverse Person.

  A person who beneficially owns 10% or more of the outstanding Common Stock will be declared an Adverse Person if the Board of Directors determines (a) that such beneficial ownership is intended to cause the Company to repurchase the Common Stock beneficially owned by such person or to pressure the Company to take action or enter into transactions intended to provide such person with short-term financial gain that are not in the best long-term interests of the Company and its shareholders or (b) such beneficial ownership is causing or reasonably likely to cause a material adverse impact on the Company to the detriment of the Company's shareholders, employees, suppliers, customers or community. If a person acquires 15% or more of the outstanding Common Stock or is declared an Adverse Person (subject to certain conditions and exceptions more fully described in the Rights Agreement), each Right will entitle the holder (other than the person who acquired 15% or more of the outstanding Common Stock or is declared an Adverse Person) to purchase Common Stock having a market value equal to twice the exercise price of a Right. The new Rights are redeemable under certain circumstances at $0.01 per Right and will expire, unless earlier redeemed, on February 9, 2007.

ANTI-TAKEOVER EFFECTS OF INDIANA LAW

  Indiana Code Section 23-1-42 (the "Control Share Acquisitions Act") provides that any person or group of persons that acquires the power to vote more than one-fifth of certain corporations' shares shall not have the right to vote such shares unless granted voting rights by both the holders of a majority of the corporation's outstanding shares and by the holders of a majority of the outstanding shares that are not "interested shares." Interested shares are those shares held by the acquiring person, by officers of the corporation and by employees who are also directors of the corporation. If approval of voting power for the shares is obtained, additional shareholder approvals are required when a shareholder acquires the power to vote more than one-third and more than a majority of the voting power of the corporation's shares. In the absence of such approval, the additional shares acquired by the shareholder may not be voted. If the shareholders grant voting rights to the shares after a shareholder has acquired more than a majority of the voting power, all shareholders of the corporation are entitled to exercise statutory dissenters' rights and to demand the value of their shares in cash from the corporation. If voting rights are not accorded to the shares, the corporation may have the right to redeem them. The provisions of the Control Share Acquisitions Act do not apply to acquisitions of voting power pursuant to a merger or share exchange agreement to which the corporation is a party.

  Indiana Code Section 23-1-43 (the "Business Combination Act") prohibits a person who acquires beneficial ownership of 10% or more of certain corporations' shares (an "Interested Shareholder"), or any affiliate or associate of an Interested Shareholder, from effecting a merger or other business combination with the corporation for a period of five years from the date on which the person became an Interested Shareholder, unless the transaction in which the person became an Interested Shareholder was approved in advance by the corporation's Board of Directors. Following the five-year period, a merger or other business combination may be effected with an Interested Shareholder only if (a) the business combination is approved by the corporation's shareholders, excluding the Interested Shareholder and any of its affiliates or associates, or (b) the consideration to be received by shareholders in the business combination is at least equal to the highest price paid by the Interested Shareholder in acquiring its interest in the corporation, with certain adjustments, and certain other requirements are met. The Business Combination Act broadly defines the term "business combination" to include mergers, sales or leases of assets, transfers of shares of the corporation, proposals for liquidation and the receipt by an Interested Shareholder of any financial assistance or tax advantage from the corporation, except proportionately as a shareholder of the corporation.

  Indiana Code Section 23-1-35-1 provides that directors are required to discharge their duties: (i) in good faith; (ii) with the care an ordinarily prudent person in a like position would exercise under similar circumstances; and (iii) in a manner the directors reasonably believe to be in the best interests of the Company. This section also provides that a director is not liable for any action taken as a director, or any failure to act, unless the director has breached or failed to perform the duties of the director's office and the action or failure to act constitutes willful misconduct or recklessness. This statutory exoneration of directors may discourage shareholders from bringing a lawsuit against directors for breach of their fiduciary duty and may also have the effect of reducing the likelihood of derivative litigation against directors and officers, even though such an action, if successful, might otherwise have benefitted the Company and its shareholders.

  The overall effect of the above provisions may be to render more difficult or to discourage a merger, tender offer, proxy contest, the assumption of control of the Company by a holder of a large block of the Company's stock or other person, or the removal of incumbent management, even if such actions may be beneficial to the Company's shareholders generally.

                                 UNDERWRITING

  The Underwriters named below, acting through their representatives, PaineWebber Incorporated, BT Alex. Brown Incorporated and Schroder & Co. Inc. (collectively, the "Representatives"), have severally agreed with the Company, subject to the terms and conditions of the Underwriting Agreement (a copy of which is attached as an exhibit to the Registration Statement of which this Prospectus is a part), to purchase from the Company the number of shares of Common Stock set forth opposite their respective names below. The Underwriters are committed to purchase and pay for all such shares if any are purchased.

                                                                      NUMBER OF
      UNDERWRITERS                                                      SHARES
      ------------                                                    ----------
      PaineWebber Incorporated.......................................    820,000
      BT Alex. Brown Incorporated....................................    820,000
      Schroder & Co. Inc.............................................    820,000
      BancAmerica Robertson Stephens.................................    100,000
      CIBC Oppenheimer Corp. ........................................    100,000
      Credit Lyonnaise Securities (USA) Inc. ........................    100,000
      Donaldson, Lufkin & Jenrette Securities Corporation............    100,000
      A.G. Edwards & Sons, Inc. .....................................    100,000
      Goldman, Sachs & Co. ..........................................    100,000
      Merrill Lynch, Pierce, Fenner & Smith Incorporated.............    100,000
      Morgan Stanley & Co. Incorporated..............................    100,000
      Societe Generale Securities Corporation........................    100,000
      Fahnestock & Co. Inc. .........................................     55,000
      First Chicago Capital Markets, Inc. ...........................     55,000
      Ladenburg Thalmann & Co. Inc. .................................     55,000
      Natcity Investments, Inc. .....................................     55,000
      Pennsylvania Merchant Group....................................     55,000
      Raymond James & Associates, Inc. ..............................     55,000
      Loewenbaum & Company Incorporated..............................     55,000
      C.E. Unterberg, Towbin.........................................     55,000
                                                                      ----------
          Total......................................................  3,800,000
                                                                      ==========

  The Company has been advised by the Representatives that the Underwriters propose to offer the shares of Common Stock to the public at the public offering price set forth on the cover page of this Prospectus and to certain dealers at such price less a concession of not more than $0.52 per share, of which $0.10 may be reallowed to other dealers. After the initial public offering, the public offering price, concession and reallowance to dealers may be reduced by the Representatives. No such reduction shall change the amount of proceeds to be received by the Company as set forth on the cover page of this Prospectus.

  The Company has granted to the Underwriters an over-allotment option, exercisable during the 30-day period after the date of this Prospectus, to purchase up to an additional 570,000 shares of Common Stock at the same price per share as the Company will receive for the 3,800,000 shares that the Underwriters have agreed to purchase. To the extent that the Underwriters exercise such option, each of the Underwriters will have a firm commitment to purchase approximately the same percentage of such additional shares that the number of shares of Common Stock to be purchased by it shown in the above tables represents as a percentage of the 3,800,000 shares offered hereby. If purchased, such additional shares will be sold by the Underwriters on the same terms as those on which the 3,800,000 shares are being offered hereby.

  The Underwriting Agreement contains covenants of indemnity between the Underwriters and the Company against certain civil liabilities, including liabilities under the Securities Act.

  The executive officers and directors of the Company have agreed with the Representative for a period of 120 days from the date of this Prospectus (the "Lock-Up Period") not to offer to sell, contract to sell, or otherwise sell, dispose of, loan, pledge or grant any option to purchase any shares of Common Stock, or any securities convertible into, or exchangeable for, or any rights to purchase or acquire, shares of Common Stock, now owned or hereafter acquired directly by such holders or with respect to which they have the power of disposition, without the prior written consent of PaineWebber Incorporated which may, in its sole discretion and at any time or from time to time, without notice, release all or any portion of the shares subject to the lock-up agreements. In addition, the Company has agreed that, during the Lock-Up Period, the Company will not, without the prior written consent of PaineWebber Incorporated, issue, sell, contract to sell or otherwise dispose of any shares of Common Stock, any options or warrants to purchase any shares of Common Stock or any securities convertible into, exercisable for or exchangeable for shares of Common Stock other than the issuance of Common Stock upon the exercise of outstanding options and the Company's grant of options under existing stock option plans.

  PaineWebber Incorporated, BT Alex. Brown Incorporated and Schroder & Co. Inc. have in the past performed, and may continue to perform, investment banking, broker dealer, lending and financial advisory services for the Company, and have received customary compensation therefor.

  In connection with the Offering, the Underwriters may purchase and sell the Common Stock in the open market. These transactions may include over-allotment and stabilizing transactions and purchases to cover syndicate short positions established in connection with the Offering. Stabilizing transactions consist of certain bids or purchases made for the purposes of preventing or retarding a decline in the market price of the Common Stock. If the Underwriters over-allot (i.e., if they sell more shares of Common Stock than are set forth on the cover page of this Prospectus) and thereby create a short position in the Common Stock in connection with this Offering, then the Underwriters may reduce that short position by purchasing shares of Common Stock in the open market. The Underwriters may also elect to reduce any short position by exercising all or part of the over-allotment option described herein.

  These activities may stabilize, maintain or otherwise affect the market price of the Common Stock, which may or may not be higher than the price that might otherwise prevail in the open market. The Underwriters make no representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of the shares of Common Stock. In addition, the Underwriters make no representation that the Underwriters will engage in such transactions, and if such transactions are commenced they may be discontinued without notice.

  The offering price for the Common Stock has been determined by negotiations among the Company and the Representatives, based largely upon the market price for the Common Stock as reported on the New York Stock Exchange.

  The Underwriters do not intend to confirm sales to any accounts over which they exercise discretionary authority.

                                 LEGAL MATTERS

  Certain legal matters with respect to the validity of the Common Stock will be passed upon for the Company by Norman L. Roelke, Esq., Vice President, Secretary, and General Counsel of the Company, and by Skadden, Arps, Slate, Meagher & Flom (Illinois), Chicago, Illinois, which will rely on the opinion of Mr. Roelke as to matters of Indiana law. Certain legal matters in connection with the Common Stock offered hereby will be passed upon for the Underwriters by Vinson & Elkins L.L.P., Houston, Texas.

                                    EXPERTS

  The consolidated balance sheets as of November 30, 1997 and 1996 and the consolidated statements of earnings, shareholder's equity and cash flows of Tokheim Corporation for each of the three years in the period ended

November 30, 1997, included in this prospectus, have been included herein in reliance on the report of Coopers & Lybrand LLP, independent accountants, given on the authority of that firm as experts in accounting and auditing.

  The consolidated balance sheets as of November 30, 1997 and December 31, 1996 and the consolidated statements of operations, stockholder's equity, and cash flows of Management Solutions, Inc. for the eleven months ended November 30, 1997 and the year ended December 31, 1996 included in this prospectus, have been included herein in reliance on the report of Coopers & Lybrand LLP, independent accountants, given on the authority of that firm as experts in accounting and auditing.

  The combined balance sheets as of December 31, 1995 and 1994 and the combined statements of income and cash flows of the Fuel Pump Division of Sofitam S.A. for each of the three years in the period ended December 31, 1995, incorporated by reference in this prospectus, have been incorporated herein in reliance on the report of Salustro Reydel, independent accountants, given on the authority of that firm as experts in accounting and auditing.

                         INDEX TO FINANCIAL STATEMENTS

CONSOLIDATED FINANCIAL STATEMENTS OF THE COMPANY

    Consolidated Statement of Earnings for each of the three years in the period ended
    November 30, 1997..................................................... F-2
    Consolidated Statement of Cash Flows for each of the three years in the period ended November 30, 1997.................................... F-3
    Consolidated Balance Sheet as of November 30, 1997, and 1996.......... F-4
    Consolidated Statement of Shareholders' Equity for each of the three years in the period ended November 30, 1997.......................... F-6
    Notes to Consolidated Financial Statements............................ F-7
    Independent Accountants' Report....................................... F-31

COMBINED FINANCIAL STATEMENTS OF MANAGEMENT SOLUTIONS, INC.

    Independent Accountants' Report....................................... F-32
    Balance Sheets as of November 30, 1997 and December 31, 1996.......... F-33
    Statements of Operations for the eleven months ended November 30, 1997 and the year ended December 31, 1996................................. F-34
    Statements of Cash Flows for the eleven months ended November 30, 1997 and the year ended December 31, 1996................................. F-35
    Statements of Stockholders' Equity for the eleven months ended
     November 30, 1997 and the year ended December 31, 1996............... F-36
    Notes to the financial statements..................................... F-37

                       CONSOLIDATED STATEMENT OF EARNINGS
             FOR THE YEARS ENDED NOVEMBER 30, 1997, 1996, AND 1995
                (AMOUNTS IN THOUSANDS EXCEPT DOLLARS PER SHARE)

                                                     1997      1996      1995
                                                   --------  --------  --------
Net sales........................................  $385,469  $279,733  $221,573
Cost of sales, exclusive of items listed below...   283,932   210,223   166,974
Selling, general, and administrative expenses....    68,167    51,667    41,251
Depreciation and amortization....................     9,232     5,028     4,857
Merger and acquisition costs and other unusual
 items...........................................     3,493     6,459     2,680
                                                   --------  --------  --------
Operating profit.................................    20,645     6,356     5,811
Interest expense (net of interest income of $837,
 $602 and $269, respectively)....................    16,451     7,191     3,319
Foreign currency (gain) loss.....................        48       159      (143)
Minority interest in subsidiaries................       394       393       --
Other income, net................................    (1,445)     (158)     (635)
                                                   --------  --------  --------
Earnings (loss) before income taxes and
 extraordinary loss..............................     5,197    (1,229)    3,270
Income taxes.....................................     1,217       780        39
                                                   --------  --------  --------
Earnings (loss) before extraordinary loss........     3,980    (2,009)    3,231
Extraordinary loss on debt extinguishment........    (1,886)      --        --
                                                   --------  --------  --------
Net earnings (loss)..............................     2,094    (2,009)    3,231
Preferred stock dividends ($1.94 per share)......    (1,512)   (1,543)   (1,580)
                                                   --------  --------  --------
Earnings (loss) applicable to common stock.......  $    582  $ (3,552) $  1,651
                                                   ========  ========  ========
Earnings (loss) per common share:
 Primary
  Before extraordinary loss......................  $   0.31  $  (0.45) $   0.21
  Extraordinary loss on debt extinguishment......     (0.23)      --        --
                                                   --------  --------  --------
  Net earnings (loss)............................  $   0.07  $  (0.45) $   0.21
                                                   ========  ========  ========
  Weighted average number of shares outstanding..     8,083     7,981     7,911
                                                   ========  ========  ========
 Fully diluted
  Before extraordinary loss......................  $   0.27  $  (0.45) $   0.17
  Extraordinary loss on debt extinguishment......     (0.21)      --        --
                                                   --------  --------  --------
  Net earnings (loss)............................  $   0.06  $  (0.45) $   0.17
                                                   ========  ========  ========
  Weighted average number of shares outstanding..     9,067     7,981     9,500
                                                   ========  ========  ========


    The accompanying notes are an integral part of the financial statements.

                      CONSOLIDATED STATEMENT OF CASH FLOWS
             FOR THE YEARS ENDED NOVEMBER 30, 1997, 1996, AND 1995
                             (AMOUNTS IN THOUSANDS)

                                                     1997      1996     1995
                                                   --------  --------  -------
Cash Flows From Operating Activities:
 Net earnings (loss).............................. $  2,094  $ (2,009) $ 3,231
 Adjustments to reconcile net earnings (loss) to
  net cash provided from operating activities:
  Extraordinary loss on debt extinguishment.......    1,886       --       --
  Depreciation and amortization...................    9,232     5,028    4,857
  Gain on sale of property, plant, and equipment..     (408)      (59)    (436)
  Deferred income taxes...........................     (139)     (251)     (33)
  Changes in assets and liabilities (net of
   effects of the acquisition in 1996):
   Receivables, net...............................    4,254     2,363   (6,140)
   Inventories....................................    5,975    (2,626)      89
   Prepaid expenses...............................   (2,001)    5,987     (877)
   Accounts payable...............................    5,116    (1,425)   1,648
   Accrued expenses...............................   (3,395)    4,249    2,132
   U.S. and foreign income taxes..................       12      (912)    (349)
   Other..........................................   (1,424)   (4,448)    (775)
                                                   --------  --------  -------
 Net cash provided from operating activities......   21,202     5,897    3,347
                                                   --------  --------  -------
Cash Flows From Investing Activities:
 Acquisition of Sofitam, net of cash acquired.....      --    (52,105)     --
 Property, plant, and equipment additions.........  (11,154)   (3,061)  (5,559)
 Proceeds from sale of property, plant and
  equipment.......................................      760     1,087      649
                                                   --------  --------  -------
 Net cash used in investing activities............  (10,394)  (54,079)  (4,910)
                                                   --------  --------  -------
Cash Flows From Financing Activities:
 Proceeds from senior subordinated notes..........      --    100,000      --
 Redemption of senior subordinated notes..........  (10,000)      --       --
 Proceeds from term debt..........................      --        490    2,122
 Payments on term debt and other..................   (3,747)  (32,290)    (819)
 Net increase (decrease) notes payable, banks.....    1,770    (5,044)     559
 Net increase in cash overdraft...................    1,874     7,237      199
 Debt issuance costs..............................      --    (11,506)     --
 Proceeds from issuance of common stock...........    1,706        42      --
 Treasury stock, net..............................     (496)     (370)     273
 Premiums paid on debt extinguishment.............   (1,390)      --       --
 Preferred stock dividends........................   (1,512)   (1,543)  (1,580)
                                                   --------  --------  -------
 Net cash provided from (used in) financing
  activities......................................  (11,795)   57,016      754
                                                   --------  --------  -------
Effect of Translation Adjustments on Cash.........   (2,389)   (4,482)      41
                                                   --------  --------  -------
 Increase (decrease) in cash......................   (3,376)    4,352     (768)
Cash and Cash Equivalents:
 Beginning of year................................    9,814     5,462    6,230
                                                   --------  --------  -------
 End of year...................................... $  6,438  $  9,814  $ 5,462
                                                   ========  ========  =======

    The accompanying notes are an integral part of the financial statements.

                           CONSOLIDATED BALANCE SHEET
                        AS OF NOVEMBER 30, 1997 AND 1996
                             (AMOUNTS IN THOUSANDS)

                                                                1997     1996
                                                              -------- --------
ASSETS
Current assets:
  Cash and cash equivalents.................................. $  6,438 $  9,814
  Accounts receivable, less allowance for doubtful accounts
   of $1,392 and $904, respectively..........................   83,011   94,402
  Inventories:
    Raw materials and supplies...............................   29,427   30,689
    Work in process..........................................   27,514   33,080
    Finished goods...........................................    7,406   11,145
                                                              -------- --------
                                                                64,347   74,914
  Prepaid expenses...........................................    6,705    5,056
                                                              -------- --------
    Total current assets.....................................  160,501  184,186
Property, plant and equipment, at cost:
  Land and land improvements.................................    4,669    4,982
  Buildings and building improvements........................   26,924   29,867
  Machinery and equipment....................................   70,068   64,473
  Construction in progress...................................    4,514    1,285
                                                              -------- --------
                                                               106,175  100,607
    Less accumulated depreciation............................   64,209   59,597
                                                              -------- --------
                                                                41,966   41,010
Assets held for sale.........................................    7,825      --
Other tangible assets........................................    1,359    3,836
Goodwill, net................................................   62,695   62,692
Other non-current assets and deferred charges, net...........   16,273   18,137
                                                              -------- --------
    Total assets............................................. $290,619 $309,861
                                                              ======== ========



    The accompanying notes are an integral part of the financial statements.

                           CONSOLIDATED BALANCE SHEET
                        AS OF NOVEMBER 30, 1997 AND 1996
                (AMOUNTS IN THOUSANDS EXCEPT DOLLARS PER SHARE)

                                                               1997      1996
                                                             --------  --------
LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
  Current maturities of long-term debt.....................  $  2,391  $  4,447
  Notes payable to banks...................................        98     7,168
  Cash overdrafts..........................................    10,575     9,733
  Accounts payable.........................................    54,597    53,593
  Accrued expenses.........................................    51,190    54,889
                                                             --------  --------
    Total current liabilities..............................   118,851   129,830
Senior subordinated notes..................................    90,000   100,000
Long-term debt, less current maturities....................    28,487    22,402
Guaranteed Employees' Stock Ownership Plan (RSP)
 obligation................................................     9,429    11,995
Post-retirement benefit liability..........................    14,378    14,780
Minimum pension liability..................................     2,173     3,248
Other long-term liabilities................................     5,169       342
Deferred income taxes......................................       342       524
Minority Interest..........................................     1,319       925
                                                             --------  --------
                                                              270,148   284,046
                                                             --------  --------
Commitments and contingencies (Note 19)
Redeemable convertible preferred stock, at liquidation
 value of $25 per share, 1,700
 shares authorized, 960 shares issued......................    24,000    24,000
Guaranteed Employees' Stock Ownership Plan (RSP)
 obligation................................................    (9,429)  (11,692)
Treasury stock, at cost, 189 and 167 shares, respectively..    (4,718)   (4,171)
                                                             --------  --------
                                                                9,853     8,137
                                                             --------  --------
Preferred stock, no par value; 3,300 shares authorized and
 unissued..................................................       --        --
Common stock, no par value; 30,000 shares authorized, 8,232
 and 7,954 shares issued, respectively.....................    21,158    19,452
Guaranteed Employers' Stock Ownership Plan (RSP)
 obligation................................................       --       (303)
Minimum pension liability..................................    (2,173)   (3,248)
Foreign currency translation adjustments...................   (18,048)   (7,271)
Retained earnings..........................................     9,821     9,240
                                                             --------  --------
                                                               10,758    17,870
Treasury stock, at cost, 9 and 11 shares, respectively.....      (140)     (192)
                                                             --------  --------
                                                               10,618    17,678
                                                             --------  --------
    Total liabilities and shareholders' equity.............  $290,619  $309,861
                                                             ========  ========


    The accompanying notes are an integral part of the financial statements.

                 CONSOLIDATED STATEMENT OF SHAREHOLDERS' EQUITY
              FOR THE YEARS ENDED NOVEMBER 30, 1997, 1996 AND 1995
                             (AMOUNTS IN THOUSANDS)

                              COMMON STOCK                              FOREIGN
                          --------------------  GUARANTEED  MINIMUM    CURRENCY             TOTAL COMMON
                          OUTSTANDING TREASURY     ESOP     PENSION   TRANSLATION RETAINED  SHAREHOLDERS'
                            AMOUNT     AMOUNT   OBLIGATION OBLIGATION ADJUSTMENTS EARNINGS     EQUITY
                          ----------- --------  ---------- ---------- ----------- --------  -------------
BALANCE AT NOVEMBER 30,
 1994                      $ 19,410   $(1,887)   $(1,242)   $ (1,906)  $  (3,543) $12,024     $ 22,856
 Other..................         (1)       33        --          --          --       --            32
 Redemption of preferred
  stock.................        --      1,057        --          --          --       --         1,057
 Employee termination
  benefits..............        --        427        --          --          --       --           427
 RSP diversification....        --        139        --          --          --       --           139
 Decrease in guaranteed
  ESOP obligation.......        --        --         456         --          --       --           456
 Minimum pension
  liability adjustment..        --        --         --       (1,962)        --       --        (1,962)
 Foreign currency
  translation
  adjustments...........        --        --         --          --            1      --             1
 Net earnings...........        --        --         --          --          --     3,231        3,231
 Treasury stock
  transactions..........        --        --         --          --          --      (860)        (860)
 Preferred stock
  dividends.............        --        --         --          --          --    (1,580)      (1,580)
                           --------   -------    -------    --------   ---------  -------     --------
BALANCE AT NOVEMBER 30,
 1995                      $$19,409   $  (231)   $  (786)   $ (3,868)  $  (3,542) $12,815     $ 23,797
 Stock options
  exercised.............         43       --         --          --          --       --            43
 Employee termination
  benefits..............        --         11        --          --          --       --            11
 Other..................        --         28        --          --          --       --            28
 Decrease in guaranteed
  ESOP obligation.......        --        --         483         --          --       --           483
 Minimum pension
  liability adjustment..        --        --         --          620         --       --           620
 Foreign currency
  translation
  adjustments...........        --        --         --          --       (3,729)     --        (3,729)
 Net loss...............        --        --         --          --          --    (2,009)      (2,009)
 Treasury stock
  transactions..........        --        --         --          --          --       (23)         (23)
 Preferred stock
  dividends.............        --        --         --          --          --    (1,543)      (1,543)
                           --------   -------    -------    --------   ---------  -------     --------
BALANCE AT NOVEMBER 30,
 1996                      $ 19,452   $  (192)   $  (303)   $ (3,248)   $ (7,271) $ 9,240     $ 17,678
 Stock options
  exercised.............      1,706       --         --          --          --       --         1,706
 Other..................        --         52        --          --          --       --            52
 Decrease in guaranteed
  ESOP obligation.......        --        --         303         --          --       --           303
 Minimum pension
  liability adjustment..        --        --         --        1,075         --       --         1,075
 Foreign currency
  translation
  adjustments...........        --        --         --          --      (10,777)     --       (10,777)
 Net earnings...........        --        --         --          --          --     2,094        2,094
 Treasury stock
  transactions..........        --        --         --          --          --        (1)          (1)
 Preferred stock
  dividends.............        --        --         --          --          --    (1,512)      (1,512)
                           --------   -------    -------    --------   ---------  -------     --------
BALANCE AT NOVEMBER 30,
 1997                      $ 21,158   $  (140)              $ (2,173)  $ (18,048) $ 9,821     $ 10,618
                           ========   =======    =======    ========   =========  =======     ========

    The accompanying notes are an integral part of the financial statements

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                (AMOUNTS IN THOUSANDS EXCEPT DOLLARS PER SHARE)

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

  Principles of Consolidation--The Consolidated Financial Statements include the accounts of Tokheim Corporation and its wholly- and majority-owned subsidiaries (the "Company"). The Consolidated Financial Statements include 100% of the assets and liabilities of these subsidiaries, with the ownership interest of minority participants recorded as "Minority interest" in the Consolidated Balance Sheet. All significant intercompany accounts and transactions have been eliminated in consolidation. In September 1996, the Company acquired the petroleum dispenser business ("Sofitam") of Sofitam, S.A., which is included in the Consolidated Financial Statements since that date. (See Note 2).

  Nature of Operations--The Company engages principally in the design, manufacture and servicing of electronic and mechanical petroleum dispensing marketing systems, including service station equipment, point-of-sale control systems, and card- and cash-activated transaction systems for customers around the world. The Company markets its products through subsidiaries located throughout the world and has major facilities in the United States, France, Canada, Germany, Scotland, and South Africa.

  Translation of Foreign Currency--The financial position and results of operations of the Company's foreign subsidiaries are measured using local currency as the functional currency. Revenues and expenses of such subsidiaries have been translated into U.S. dollars at average exchange rates prevailing during the period. Assets and liabilities have been translated at the rates of exchange at the balance sheet date. Translation gains and losses are deferred as a separate component of shareholders' equity, unless there is a sale or complete liquidation of the underlying foreign investments. Aggregate foreign currency transaction gains and losses are included in determining net earnings.

  Risks and Uncertainties--The Company is not dependent on any single customer, group of customers, market, geographic area or supplier of materials, labor or services. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the Consolidated Financial Statements and accompanying notes. The more significant areas requiring the use of management's estimates relate to allowances for obsolete inventory and uncollectible receivables, warranty claims, environmental and product liabilities, postretirement, pension, and other employee benefits, valuation allowances for deferred tax assets, future obligations associated with the Company's restructuring, future cash flows associated with assets, and useful lives for depreciation and amortization. Actual results could differ from these estimates, making it reasonably possible that a change in certain of these estimates could occur in the near term. Financial instruments which potentially subject the Company to concentrations of credit risk consist principally of cash and trade receivables. The Company places its cash with high credit quality financial institutions. At times, cash in United States banks may exceed FDIC insurance limits. Concentration of credit risk with respect to trade receivables is minimal due to the Company's large customer base and ongoing control procedures, which monitor the credit worthiness of customers.

  Fair Value of Financial Instruments--The fair value of cash and cash equivalents, trade receivables, and accounts payable approximates the carrying value because of the short-term maturities of these financial instruments.

  The interest rate on the Company's bank debt and short-term notes payable fluctuates with current market rates. Consequently, the carrying value of the bank debt and short-term notes payable approximates the market prices for the same or similar issues in future periods. The estimated fair value of the Company's senior subordinated notes was $98,316 at November 30, 1997, based on a quoted market price of 109.24%.

  The fair value of the Company's convertible preferred stock, which is held in the Trust of the Company's Retirement Savings Plan ("RSP"), approximates the carrying value, as such stock is not traded in the open market, and the value at conversion is equal to a fixed redemption value in cash or equivalent amounts of common stock.

  In 1997, the Company entered into a foreign currency option contract covering six bi-annual interest payments. During 1997, after selling one contract, the Company sold the benefit side of the remaining five payments and recognized a gain of $0.5, but retained the downside exposure. The floor is set at 5.30 French francs to a U.S. dollar. As of November 30, 1997, the French franc was 5.91 to a U.S. dollar.

  Inventory Valuation--Inventories are valued at the lower of cost or market. Cost is determined using the first-in, first-out (FIFO) method.

  Accounting Change--During 1996, the Company changed its method of valuing domestic inventories from the last-in, first-out (LIFO) method to the first-in, first-out (FIFO) method.

  Property and Depreciation--Depreciation of plant and equipment is determined generally on a straight-line basis over the estimated useful lives of the assets. Upon retirement or sale of assets, the cost of the disposed assets and related accumulated depreciation are removed from the accounts, and any resulting gain or loss is credited or charged to income. These gains and losses are accumulated and shown as a component of other expense, net in the statement of earnings. Buildings are generally depreciated over 40 years. Machinery and equipment are depreciated over periods ranging from five to ten years. Expenditures for normal repairs and maintenance are charged to expense as incurred. Expenditures for improving or rebuilding existing assets which extend the useful life of the assets are capitalized. Costs incurred to address the year 2000 are expensed when incurred except for expenditures for hardware, software and other system-related equipment. The Company is currently holding for sale facilities in Falaise, France, Jasper, Tennessee and Atlanta, Georgia, as well as a 109-acre tract of unimproved land located in Fort Wayne, Indiana. Such assets are recorded at the lower of cost or net realizable value.

  Software, and Research and Development Costs--Amortization of capitalized software development costs is provided over the estimated economic useful life of the software product on a straight-line basis, generally three years. Unamortized software costs included in other non-current assets were $1,089 and $479 at November 30, 1997 and 1996, respectively. The amounts amortized and charged to expense in 1997, 1996 and 1995 were $260, $163 and $109, respectively.

  All other product development expenditures are charged to research and development expense in the period incurred. These expenses amounted to $18,284, $15,909 and $12,746 in 1997, 1996 and 1995, respectively.

  Goodwill and Other Intangible Assets--Goodwill is amortized on a straight-line basis over 40 years. The Company will continue to review facts and circumstances to determine whether the remaining estimated useful life of goodwill warrants revision or whether the carrying amount may not be recoverable, using profitability projections to assess whether future operating income on a non-discounted basis is likely to exceed the amortization over the remaining life of the goodwill. The amounts amortized and charged to expense in 1997 and 1996 were approximately $1,490 and $420, respectively. Accumulated amortization of goodwill at November 30, 1997 and 1996 was $1,910 and $420, respectively.

  Other non-current assets and deferred charges consist primarily of debt issuance costs. These costs are amortized over the terms of the related debt agreements on a straight-line basis with periods ranging from six to ten years. Amortization of these deferred charges included in interest expense at November 30, 1997, 1996 and 1995 was $1,623, $401, and $504, respectively.
During 1997, the Company charged $496 of deferred bond issuance costs to extraordinary loss on debt extinguishment. This amount represents the write-off of a proportionate share of the original unamortized deferred issuance cost in connection with the issuance of the senior subordinated notes for the acquisition of Sofitam. During 1996, the Company wrote-off approximately $233 of deferred debt issuance costs and capitalized approximately $11,506 of costs incurred in connection with the refinancing of the Company's preexisting debt and issuance of senior subordinated notes. Accumulated amortization of other non-current assets and deferred charges at November 30, 1997 and 1996 was $2,520 and $401, respectively.

  Advertising and Promotion--All costs associated with advertising and product promotion are expensed in the period incurred. These expenses amounted to $2,687, $2,268 and $1,579 in 1997, 1996 and 1995, respectively.

  Income Taxes--The Company accounts for income taxes under the liability method in accordance with Statement of Financial Accounting Standards (SFAS) No. 109 "Accounting for Income Taxes." The provision for income taxes includes federal, foreign, state and local income taxes currently payable as well as deferred taxes. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in years in which those temporary differences are expected to be recovered or settled. If it is more likely than not that some portion or all of a deferred tax asset will not be realized, a valuation allowance is recognized. No additional U.S. income taxes or foreign withholding taxes have been provided on accumulated earnings of foreign subsidiaries approximating $21,700 which are expected to be reinvested indefinitely. Additional income and withholding taxes are provided, however, on planned repatriations of foreign earnings. (See Note 13).

  New Accounting Pronouncements--SFAS No. 121 "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of," was adopted in 1997. This statement requires that long-lived assets and certain identifiable intangible assets that are to be held and used by an entity be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be fully recoverable. This statement did not have an impact on the Company's consolidated financial statements as it did not reflect a change in the Company's practices with respect to reviewing assets for impairment and accounting for assets to be disposed of.

  The Company adopted the disclosure-only provisions of SFAS No. 123, "Accounting for Stock-Based Compensation," in 1997. This statement encourages, but does not require, companies to recognize compensation expense for grants of stock, stock options, and other equity instruments based on a fair value method of accounting. The Company has elected not to adopt the new expense recognition provisions of SFAS No. 123 and will continue to apply the existing accounting provisions of Accounting Principles Board Opinion (APBO) No. 25. APBO No. 25 does not require recognition of compensation expense for the stock-based compensation arrangements provided by the Company where the exercise price is equal to the market price at the date of grant. The Company has provided the required pro forma disclosure of the compensation expense determined under the fair value provisions of SFAS No. 123 in Note 9, "Stock Option Plans."

  SFAS No. 128, "Earnings per Share," is effective for the first quarter of 1998. This statement establishes standards for computing and presenting earnings per share ("EPS"). SFAS No. 128 simplifies the standards for computing EPS previously codified in APBO No. 15, "Earnings per Share," and makes them comparable to international EPS standards. This statement requires the replacement of primary EPS with basic EPS and a dual presentation of basic and diluted EPS on the face of the statement of earnings for all entities with a complex capital structure. Restatement of prior-period EPS data presented is required. The Company does not expect basic or diluted EPS as calculated under SFAS No. 128 to differ significantly from primary or fully diluted EPS as calculated pursuant to APBO No. 15. See Note 11 for additional information on EPS, including a pro forma calculation of weighted average shares outstanding and EPS calculated under SFAS No. 128 for the year ended November 30, 1997.

  SFAS No. 129, "Disclosure of Information about Capital Structure," is effective for the year ending November 30, 1998. SFAS No. 131 "Disclosures about Segments of an Enterprise and Related Information," are effective for the year ending November 30, 1999. In the opinion of management, these statements will not have a material impact on the Company's financial position, results of operations or cash flows. SFAS No. 130 "Reporting Comprehensive Income," is effective for the year ending November 30, 1999. Due to the significance of the foreign currency translation adjustments recorded in 1997 and 1996, comprehensive income would have been significantly lower than net income and resulted in a loss for both years.

  American Institute of Certified Public Accountants (AICPA) Statements of Position (SOP) No. 96-1 "Environmental Remediation Liabilities," and No. 97-2 "Software Revenue Recognition," are effective for the year ending November 30, 1998. SOP No. 96-1 provides guidance for recognizing, measuring and disclosing environmental remediation liabilities. SOP 97-2 supersedes SOP 91-1 and provides more specific guidance on revenue recognition related to software products. In the opinion of the Company, the adoption of these statements will not have a material impact on the Company's financial position, results of operations or cash flows.

  Product Warranty Costs--Anticipated costs related to product warranty are expensed in the period of sales.

  Cash Flows--For purposes of the Statement of Cash Flows, the Company considers all highly liquid investments purchased with an initial maturity of 90 days or less to be cash equivalents.

  Supplemental disclosures of cash flow information:

                                                         1997     1996    1995
                                                        ------- -------- ------
  Cash paid during the year for interest............... $15,204 $  4,918 $3,060
  Cash paid during the year for income taxes...........     921    1,013    976
  Noncash transactions primarily related to the
   issuance of treasury stock in settlement of RSP
   distributions.......................................       1       23    976
  Noncash adjustments to certain assets and liabilities
   in connection with the settlement of the corporate
   reorganization......................................     --       --     383
  Liabilities assumed in the acquisition...............     --   113,776    --
  Accrued merger and acquisition costs.................            9,799

  Reclassifications--Certain prior year amounts in these financial statements have been reclassified to conform with the current year presentation.

2. ACQUISITION

  In September 1996, the Company acquired Sofitam for $107.4 million less certain adjustments. Sofitam is the leading designer, manufacturer and servicer of petroleum dispensers in France and northern Africa, and has a strong market position in southern Europe. The transaction was financed by the sale of $100 million in aggregate principal amount of 11 1/2% senior subordinated notes due 2006 (the "Notes") and by the Company's bank credit facility (the "Bank Credit Facility").

  During 1997, the Company adjusted goodwill and related acquisition accrued liabilities originally recorded in connection with the acquisition of Sofitam. These adjustments were recorded in connection with a more precise allocation of the Sofitam purchase price performed during 1997.

  The table below summarizes the acquisition liabilities as they relate to the consolidation plan for Sofitam. The amounts do not include costs associated with consolidation of previously-existing Tokheim subsidiaries, which will be expensed as incurred, nor do they reflect costs expected to provide benefits in future periods. The Company expects the consolidation plan to be completed by 1999. (See Note 3 for additional information regarding the Company's consolidation plan.)

                          NOVEMBER 30, 1996 ADJUSTMENTS
                              ORIGINAL          TO      CHARGED TO
                             ACQUISITION    ACQUISITION ACQUISITION NOVEMBER 30, 1997
ITEM                           ACCRUAL        ACCRUAL     ACCRUAL   REMAINING BALANCE
----                      ----------------- ----------- ----------- -----------------
Employee termination
 benefits (A)...........       $6,651          $(186)     $2,341         $4,124
Asset write-off and
 disposal cost (B)......        2,108            183          59          2,232
Other plant closing cost
 (C)....................        1,040            700         799            941
                               ------          -----      ------         ------
                               $9,799          $ 697      $3,199         $7,297
                               ======          =====      ======         ======

--------
(A) Approximately 300 employees
(B) Up to 10 locations
(C) Leases and other contract terminations

  In 1997 and 1996, the Company charged operations $1,736 and $1,043, respectively, for restructuring expenses associated with the Company's plan for merging the operations of Tokheim and Sofitam. These costs were included in "Merger and acquisition costs and other unusual items" in the Consolidated Statement of Earnings. The Company estimates future non-accruable restructuring charges related to the consolidation plan to be approximately $125 in 1998 and $1,515 in 1999. In addition, normal operating charges associated with the plan will be expensed as incurred.

  The following unaudited pro forma information summarizes consolidated results of operations of Tokheim and Sofitam as if the acquisition had occurred at the beginning of 1996 and 1995. These unaudited pro forma results have been prepared for comparative purposes only and include certain adjustments, such as additional amortization expense as a result of goodwill and other intangible assets, and increased interest expense on acquisition debt. They do not purport to be indicative of the results of operation which actually would have resulted had the combination been in effect on December 1, 1994 or 1995, or the future results of operations of the consolidated entities. The Company is in the process of closing several manufacturing, sales, service and administrative operations in Europe, consolidating these operations into its administrative center in Tremblay, France and into its manufacturing facility in Grentheville, France. Anticipated efficiencies from the merger of Tokheim and Sofitam are not fully determinable and therefore have been excluded from the amounts included in the pro forma summary presented below.

                                                                 UNAUDITED
                                                                YEARS ENDED
                                                               NOVEMBER 30,
                                                             ------------------
                                                               1996      1995
                                                             --------  --------
Revenues.................................................... $406,173  $399,023
Merger and acquisition costs and other unusual items........    6,459     4,294
Net loss....................................................   (5,242)   (5,208)
Net loss per common share...................................    (0.85)    (0.86)

3. MERGER AND ACQUISITION COSTS AND OTHER UNUSUAL ITEMS

  For the years ended November 30, 1997, 1996 and 1995, the Company identified expenses brought about by the acquisition of Sofitam, costs associated with the restructuring of the Company, pending and settled litigation, and warranty policy adjustments above and beyond normal recurring amounts. These costs are shown in aggregate as a single operating line item, "Merger and acquisition costs and other unusual items," on the Consolidated Statement of Earnings.

  Merger and acquisition costs/Restructuring--During 1997 and 1996 the Company implemented several corporate realignment initiatives, including work force reductions and reorganization of its domestic and international operations, related to the consolidation of Sofitam. In addition, during 1995, the Company reorganized its European operations to improve manufacturing and service efficiencies and to reduce cost. Amounts charged to operations for the matters described above for the years ended November 30, 1997, 1996 and 1995 approximated $1,736, $2,035 and $842, respectively.

  Litigation/Other--During 1997, the Company settled a claim brought against it directly associated with the purchase of Sofitam related to a personnel matter that resulted in an adverse outcome against the Company. The Company also favorably settled a claim that involved a former supplier, which resulted in the reversal of an accrued liability which had been charged to "Merger and acquisition costs and other unusual items" in 1996. In addition, during 1997 the Company recorded a charge for an impaired asset related to license technology (see also Note 18). In 1996 the Company settled claims related to a prior distributor, and a foreign distributor to extinguish an exclusive sales representative agreement. The Company also accrued and charged to operations for the potential adverse outcome in a Pension Benefit Guarantee Corporation inquiry with respect to a terminated benefit plan payout dated back to 1991. In 1995 the Company settled an environmental related matter in the amount of $300. In addition, the Company incurred charges in 1996 and 1995 related to customer satisfaction programs relating to dispensers sold in prior years. Amounts charged to operations relating to litigation/other for 1997, 1996, and 1995, were $1,757, $4,424, and $1,838, respectively.

  The above costs, although not uncommon to the Company's industry, are considered by the Company to be attributable to the purchase and consolidation of Sofitam or otherwise significant enough in size and nature to warrant separate disclosure.

4. ACCRUED EXPENSES

  Accrued expenses consisted of the following at November 30, 1997 and 1996:

                                                                 1997    1996
                                                                ------- -------
Sofitam integration............................................ $ 7,297 $ 9,799
Compensated absences...........................................   7,087   6,833
Salaries, wages, and commissions...............................   6,076   9,240
Retirement benefits and profit sharing.........................   5,921   5,930
Interest.......................................................   3,755   3,294
Warranty.......................................................   3,742   5,193
Legal and professional.........................................   3,102   2,393
Employee payroll taxes.........................................   2,708   3,091
Deferred revenue...............................................   2,453   1,989
Taxes (sales, VAT, and other)..................................   2,434   2,924
Other..........................................................   6,615   4,203
                                                                ------- -------
                                                                $51,190 $54,889
                                                                ======= =======

5. NOTES PAYABLE TO BANKS

  On September 3, 1996 the parent Company (the "Parent") and certain of its French subsidiaries (the "French Borrowing Subsidiaries") entered into the six-year $80,000 Bank Credit Facility. The facility consists of a working capital/letter of credit facility in the amount of $67,768 (the "Credit Agreement") and an Employee Stock Ownership Plan assignment facility in the amount of $12,232 (the "ESOP Credit Agreement").

  Notes payable to banks represent short-term borrowings under domestic and foreign lines of credit. At November 30, 1997, the aggregate amount outstanding under these lines was $24,188, of this amount, $24,090 has been classified as long-term debt because the Company has the ability (under the terms of the facility) and the intent to finance these obligations beyond one year. Domestic and foreign lines of credit totaled approximately $85,371, of which $61,182 was unused at November 30, 1997. The weighted average annual interest rate for these lines of credit was 7.6% for 1997. The range of domestic and foreign rates at November 30, 1997 was 6.9% to 9.0% and 4.8% to 7.5%, respectively.

  At November 30, 1996, the aggregate amount outstanding under these lines of credit was $23,300, of which $16,144 has been classified as long-term debt (for reasons described above). Domestic and foreign credit lines totaled approximately $75,311, of which $52,011 was unused at November 30, 1996. The weighted average annual interest rate for these lines of credit was 8.8% for 1996. The range of domestic and foreign rates at November 30, 1996 was 8.2% to 10.0% and 4.4% to 6.7%, respectively.

  At November 30, 1995, the aggregate amount outstanding under revolving credit agreements was $19,064, of which $16,700 was classified as long-term debt (for reasons described above). The weighted average annual interest rate was 8.6% for fiscal 1995. The range of domestic and foreign rates at November 30, 1995 was 7.1% to 9.8%.

  The Credit Agreement can be drawn down by the Parent and/or the French Borrowing Subsidiaries if they are in compliance with a borrowing base limitation. The borrowing base is calculated on specified percentages of eligible receivables and inventories and is determined independently for the Parent and the French Borrowing Subsidiaries. The unused portion of this commitment is subject to a commitment fee ranging from 0.375% to 0.5%, depending on the aggregate leverage ratio of the Parent and the French Borrowing Subsidiaries. The Credit Agreement permits borrowings in U.S. dollars, French francs, British pounds sterling, German deutsche marks and other currencies which are freely available and convertible into U.S. dollars. The Credit Agreement expires on September 3, 2002.

  The ESOP Credit Agreement was used to assign existing indebtedness of the Parent and the Tokheim Employee Stock Ownership Plan (the "ESOP"). The unused portion of the ESOP Credit Agreement cannot be reclaimed as part of the Credit Agreement, nor can any amounts be re-borrowed by the Parent or the French Borrowing Subsidiaries. Principal amounts outstanding at November 30, 1997 and 1996 were $9,429 and $11,692, respectively, and are amortized over the remaining life of the pre-existing agreement. See Note 7, captioned "Term Debt and Guaranteed Employees' Stock Ownership Plan (RSP) Obligation".

  Indebtedness of the Parent and domestic borrowing subsidiaries under the Bank Credit Facility is collateralized by (i) a first perfected security interest in and lien on certain of the real and personal assets of the Parent (including claims against Subsidiaries to which the Parent has made an intercompany loan) and each of the Parent's direct and indirect wholly-owned United States Subsidiaries and, (ii) a pledge of 100% of the stock of the Parent's direct and indirect wholly-owned United States Subsidiaries and,
(iii) a pledge of 65% of the stock of the French holding Company and (iv) a guarantee by all of the Parent's direct and indirect wholly-owned United States Subsidiaries. Indebtedness of the French Borrowing Subsidiaries under the Bank Credit Facility is collateralized by (i) a first perfected security interest in certain of the real and personal assets of the French Borrowing Subsidiaries, the Parent and all of the Parent's direct and indirect wholly-owned United States Subsidiaries and, (ii) a pledge of 100% of the stock of the French Borrowing Subsidiaries, and (iii) a guarantee by the Parent, the French holding Company and all of the Parent's direct and indirect wholly-owned United States Subsidiaries. Any lien on the real property in France will be limited to the fair market value of such property.

  Indebtedness under the Bank Credit Facility will bear interest based (at the applicable borrower's option) upon (i) the Base Rate in the case of U.S. dollar denominated loans (defined as the higher of the applicable prime rate and the federal funds rate plus 0.5%) plus an applicable margin based upon the Company's leverage ratio (with a range of 0.5% to 1.75%) or (ii) the applicable Eurocurrency rate for one, two, three, or six months, plus an applicable margin based upon the Company's leverage ratio (with a range of 1.50% to 2.75%). The Bank Credit Facility contains customary provisions relating to yield protection, availability and capital adequacy. In the event of an occurrence and the continuation of a default, the Agent or the Bank, may increase the interest rate payable to the otherwise applicable rate plus 2%.

  The Bank Credit Facility requires the Company to meet certain consolidated financial tests, including minimum leverage of consolidated net worth, minimum level of consolidated EBITDA as defined, minimum consolidated interest coverage, maximum consolidated leverage ratio and minimum consolidated fixed charge coverage ratio. The Bank Credit Facility also contains certain covenants common to such agreements, which among other things, prohibit the payments of dividends, limits the incurrence of additional indebtedness and guarantees, transactions with affiliates, significant asset sales, investments and acquisitions, mergers and consolidations, prepayments and amendments to other indebtedness, liens and encumbrances and other matters customarily restricted in such agreements.

  The Bank Credit Facility contains events of default, including payment defaults, breach of representation and warranties, covenant defaults, cross default to certain other indebtedness, certain events of bankruptcy and insolvency, ERISA defaults, a change in control default, judgment defaults and failure of any guaranty or security agreement supporting the Bank Credit Facility to be in full force and effect.

  Based on the Company's monthly borrowing base calculations, it had $33.1 million available under the Bank Credit Facility as of November 30, 1997. An additional $9.0 million is available to the Company under the facility if it meets the borrowing base requirements. Subsequent to year end the Company borrowed an additional $12.0 million to fund the acquisition of Management Solutions Inc.

  The Company's French subsidiaries participate, as needed, in a customary practice of selling traits (selling accounts receivable without recourse) to financial institutions. Under this arrangement, the subsidiaries present traits to financial institutions and receive 95% of the face value in the form of short-term loans. These loans bear interest at a variable rate, which was 3.8% at November 30, 1997. When the subsidiaries receive payment from the customers, they remit 95% of the amount received back to the financial institutions plus the accrued interest. The amount outstanding at November 30, 1997 was approximately $3.6 million. The Company did not sell traits prior to 1997.

6. SENIOR SUBORDINATED NOTES

  In August 1996 the Company issued Notes with an aggregate principal amount of $100,000, maturing on August 1, 2006, to finance the acquisition of Sofitam. Interest on the Notes accrues at the rate of 11 1/2% per annum and is payable semi-annually in cash on each February 1 and August 1 to the registered holders at the close of business on January 15 and July 15 immediately preceding the applicable interest payment date.

  During the fourth quarter of 1997, the Company used proceeds from its Bank Credit Facility to purchase $10,000 face value of Notes. The Company purchased these Notes on the open market at an aggregate price of $11,390 plus accrued interest and recorded an extraordinary loss of $1,886. This amount includes $1,390 of premiums paid to repurchase the Notes and $496 representing the write-off of a proportionate share of the original unamortized deferred issuance costs.

  The Notes are general unsecured obligations of the Company, subordinate in right of payment to all existing and future senior debt of the Company, including the Company's obligations under the Bank Credit Facility, and to all indebtedness and other obligations of the Company's subsidiaries. Evidence of default under the Bank Credit Agreement could prevent payment of principal and interest on the Notes.

  The Notes are redeemable, at the Company's option, in whole at any time or in part from time to time, on and after August 1, 2001, upon not less than 30 nor more than 60 days' notice, at the following redemption prices (expressed as percentages of the principal amount thereof), if redeemed during the twelve-month period commencing on August 1 of the year set forth below, plus, in each case, accrued and unpaid interest thereon, if any, to the date of redemption.

      YEAR                                                            PERCENTAGE
      ----                                                            ----------
      2001...........................................................  105.750%
      2002...........................................................  103.833%
      2003...........................................................  101.917%
      2004 and thereafter............................................  100.000%

On or prior to August 1, 1999, the Company may, at its option, use the net cash proceeds of one or more public equity offerings to redeem up to an aggregate of 35% of the principal amount of the Notes originally issued at the following redemption prices (expressed as percentages of the principal amount thereof), if redeemed during the twelve-month period ending on August 1 of the year set forth below, plus, in each case, accrued and unpaid interest thereon, if any, to the date of redemption:

      YEAR                                                            PERCENTAGE
      ----                                                            ----------
      1997...........................................................  111.500%
      1998...........................................................  109.857%
      1999...........................................................  108.214%

  To effect the foregoing redemption with the proceeds of any public equity offering, the Company must make such redemption not more than 120 days after the consummation of any such public equity offering.

  The indenture under which the Notes are issued provides that, upon the occurrence of a "Change of Control," each Note holder will have the right to require that the Company purchase all or a portion of the holder's Notes at a purchase price equal to 101% of the principal amount thereof plus accrued and unpaid interest to the date of purchase.

  The indenture also contains restrictions common to such agreements, including among others: limitation on incurrence of additional indebtedness; limitation on restricted payments; limitation on asset sales; limitation on dividend and other payment restrictions affecting subsidiaries; limitation on preferred stock of subsidiaries; limitation on liens, merger, consolidation and sale of assets; and limitations on transactions with affiliates.

7. TERM DEBT AND GUARANTEED EMPLOYEES' STOCK OWNERSHIP PLAN (RSP) OBLIGATION

  Term debt at November 30, 1997 and 1996 consisted of the following:

                                                                  1997    1996
                                                                 ------- -------
0.0% Belgian government note, maturing $16, due in quarterly installments switching to $19, due in annual installments
 through 1999 (a)..............................................  $    93 $   129
3.5% German bonds, maturing $40, due in semiannual installments
 through 1998 (a)..............................................       80     184
8.1% notes payable, maturing $8 to $18, due in semiannual
 installments through
 2001 (a)......................................................      160      85
11.5% notes payable, maturing $41 to $73, due in quarterly
 installments through
 1998 (a)......................................................      405     346
15.0% notes payable, maturing $15 to $19, due in quarterly
 installments through 2002 (a).................................      372     879
14.3% notes payable, maturing $4 to $7, due in monthly
 installments through
 2000 (a)......................................................      149     223
20.25% note payable, maturing $4 to $6, due in monthly
 installments through 1999 (a).................................       94     153
6.0% to 20.25% capital lease obligations, maturing $7 to $84,
 in annual installments through 2000 (a).......................    2,564   3,300
9.15% capital lease obligation, maturing $271 to $475, in
 annual installments through 2004 (a)..........................    2,559   3,230
Credit Agreement, variable rate, due 2002, rates ranging from
 5.0% to 7.2% at November 30, 1997 (b).........................   24,090  16,144
Other..........................................................      312     296
5.0% to 9.6% notes payable, maturing $561 to $992, due in
 annual installments through 1997 (a)..........................      --    1,553
11.0% notes payable, maturing $1 to $27, due in quarterly
 installments through
 2006 (a)......................................................      --      327
                                                                 ------- -------
                                                                  30,878  26,849
Less: Current maturities.......................................    2,391   4,447
                                                                 ------- -------
                                                                 $28,487 $22,402
                                                                 ======= =======

  Guaranteed Employees' Stock Ownership Plan (RSP) obligation at November 30, 1997 and 1996 consisted of the following:

                                                                1997   1996
                                                               ------ -------
Guaranteed Employees' Stock Ownership Plan (RSP) obligation, variable rate, maturing $593 to $760 quarterly through 2001, rate of 6.27% at November 30, 1997 (b)....................... $9,429 $11,692
Guaranteed Employees' Stock Ownership Plan (RSP) obligation, variable rate maturing $303 annually through 1997, rate of
 8.075% at November 30, 1996 (b)..............................    --      303
                                                               ------ -------
                                                               $9,429 $11,995
                                                               ====== =======

--------
(a) Aggregate cost of plant and equipment pledged as collateral under revenue bonds and lease obligations is $11,133.
(b) Per the Bank Credit Facility as described in Note 5, the term obligation matures on September 3, 2002.

  Aggregate scheduled maturities of the above term debt, excluding Guaranteed ESOP Obligation which is funded through preferred stock dividends, during the ensuing five years approximate $2,391, $1,663, $742, $535, and $543 respectively.

8. OPERATING LEASES

  The Company leases certain manufacturing and office equipment, vehicles, and office and warehousing space under operating leases. These leases generally expire in periods ranging from one to eight years.

  During 1997, the Company entered into a thirty-six month operating lease agreement for computer hardware and software to replace existing financial and manufacturing applications for one of its domestic subsidiaries. The lease has current monthly lease payments of $27 that are expected to increase to $61 per month at completion of the project. In 1996 the Company executed various operating leases for manufacturing equipment effective for a term of eight years and monthly rentals ranging from $3 to $72.

  Amounts charged to expense for operating leases in 1997, 1996 and 1995 were $4,853, $2,835, and $1,986, respectively. Future minimum rental payments under noncancelable operating leases during the ensuing five years aggregate $3,352, $3,208, $2,906, $1,551, $1,408 and $22 thereafter.

9. STOCK OPTION PLANS

  The Company has three separate Stock Option Plans, as outlined below:

 1992 Stock Incentive Plan (SIP)

  The Plan contains both incentive stock options (ISOs) and non-qualified stock options (NSOs). The price of each share under this Plan for an ISO or NSO shall not be less than the fair market value of Tokheim Corporation Common Stock on the date the option is granted.

  Options granted under the SIP become exercisable at the rate of approximately 25% of the total options granted per year, beginning one year after the grant date. All options expire within ten years from the date on which they were granted.

  In addition, the SIP provides for the granting of Stock Appreciation Rights
(SARs) and Restricted Stock Awards (RSAs). At November 30, 1997, there were no SARs and 42,500 RSAs granted.

 1982 Incentive Stock Option Plan (ISOP) and 1982 Unqualified Stock Option Plan (USOP)

  Effective January 21, 1992, no additional shares could be granted under these plans. All options expire within ten years from the date on which they were granted.

  The price of each share under the ISOP was not less than fair market value of Tokheim Corporation Common Stock on the date the option was granted, and under the USOP was not less than 85% of the fair market value of the stock on the date the option was granted.

  Options granted under the respective plans during 1997, 1996, and 1995, are as follows:

                                                      1992 STOCK INCENTIVE PLAN
                                                     ---------------------------
      YEAR OF GRANT                                     ISO      NSO      RSA
      -------------                                  ---------- ----------------
       1997........................................     468,000    --     42,500
       1996........................................      45,000    --        --
       1995........................................      35,000    --        --

  The following table sets forth the status of all outstanding options at November 30, 1997:

                                                   EXERCISABLE IN TOTAL OPTIONS
      OPTION PRICE                       OPTIONS    THE NEXT ONE  AUTHORIZED AND
      PER SHARE                        EXERCISABLE TO FOUR YEARS   OUTSTANDING
      ------------                     ----------- -------------- --------------
      $20.0000.......................     16,575          --          16,575
      $18.1250.......................        --        20,000         20,000
      $12.2500.......................        500          --             500
      $11.9375.......................      6,750        2,250          9,000
      $ 9.3750.......................      6,500          --           6,500
      $ 9.0000.......................        500        1,500          2,000
      $ 8.8800.......................     57,820          --          57,820
      $ 8.6880.......................        --       380,000        380,000
      $ 8.5000.......................      7,500        7,500         15,000
      $ 7.9380.......................        --        28,000         28,000
      $ 7.8750.......................     15,000          --          15,000
      $ 7.1250.......................      8,250       32,250         40,500
      $ 6.8750.......................     15,000          --          15,000
      $ 6.8125.......................     20,587                      20,587
                                         -------      -------        -------
                                         154,982      471,500        626,482
                                         =======      =======        =======

  335,388 and 310,140 options were exercisable as of November 30, 1996 and 1995 respectively.

  The weighted average exercise price was $9.10 and the weighted average remaining contractual life was 7.15 years for all outstanding options as of November 30, 1997.

  Transactions in stock options under these plans are summarized as follows:

                                                         SHARES
                                                         UNDER
                                                         OPTION    PRICE RANGE
                                                        --------  -------------
      Outstanding, November 30, 1994...................  542,528  $6.81- $20.00
      Granted..........................................   35,000  $8.50
      Exercised........................................      --
      Canceled or expired..............................  (95,187) $6.81- $20.00
                                                        --------
      Outstanding, November 30, 1995...................  482,341  $6.81- $20.00
      Granted..........................................   45,000  $7.13- $ 9.00
      Exercised........................................   (5,000) $8.75
      Canceled or expired..............................  (70,087) $6.81- $20.00
                                                        --------
      Outstanding, November 30, 1996...................  452,254  $6.81- $20.00
      Granted..........................................  468,000  $7.94- $ 8.69
      Exercised........................................ (235,547) $6.81- $ 9.38
      Canceled or expired..............................  (58,225) $6.81- $20.00
                                                        --------
      Outstanding, November 30, 1997...................  626,482  $6.81- $20.00
                                                        ========
                                                         SHARES
                                                        --------
      Reserved for the granting of new options:
      November 30, 1995................................   95,462
      November 30, 1996................................   98,774
      November 30, 1997................................  133,274

  Effective December 1, 1996, the Company adopted the disclosure-only provisions of SFAS No. 123. Accordingly, no compensation cost has been recognized for the existing stock option plans under the provisions of this statement. The Company continues to account for stock options at their intrinsic value under the provisions of APBO No. 25, which is allowed under SFAS No. 123. Under APBO No. 25, because the option terms are fixed and the exercise price of employee stock options equals the market price on the date of grant, no compensation expense is recorded. Had compensation cost for the Company's stock option plan been determined based on the fair value at the grant date, consistent with the provisions of SFAS No. 123, the Company's net earnings would have been reduced to the pro forma amounts indicated below:

                                             (IN THOUSANDS EXCEPT PER SHARE
                                                          DATA)
                                                  1997               1996
                                            -----------------  -----------------
                                               AS       PRO       AS       PRO
                                            REPORTED   FORMA   REPORTED   FORMA
                                            --------  -------  --------  -------
   Earnings (loss) before extraordinary
    loss and estimated fair value of the
    year's option grants................... $ 3,980   $ 3,980  $(2,009)  $(2,009)
   Estimated fair value of the year's
    option grants..........................     --       (308)     --        (30)
                                            -------   -------  -------   -------
   Earnings (loss) before extraordinary
    loss...................................   3,980     3,672   (2,009)   (2,039)
   Extraordinary loss on debt
    extinguishment.........................  (1,886)   (1,886)     --        --
                                            -------   -------  -------   -------
   Net earnings (loss)..................... $ 2,094   $ 1,786  $(2,009)  $(2,039)
                                            =======   =======  =======   =======
   Preferred stock dividends ($1.94 per
    share)................................. $(1,512)  $(1,512) $(1,543)  $(1,543)
   Earnings (loss) applicable to common
    stock.................................. $   582   $   274  $(3,552)  $(3,582)
   Earnings (loss) per common share:
     Primary
       Before extraordinary loss........... $  0.31   $  0.26  $ (0.45)  $ (0.45)
       Extraordinary loss on debt
        extinguishment.....................   (0.23)    (0.23)     --        --
                                            -------   -------  -------   -------
       Net earnings (loss)................. $  0.07   $  0.03  $ (0.45)  $ (0.45)
                                            =======   =======  =======   =======
       Weighted average number of shares
        outstanding........................   8,083     8,083    7,981     7,981
                                            =======   =======  =======   =======
     Fully diluted
       Before extraordinary loss........... $  0.27   $  0.24  $ (0.45)  $ (0.45)
       Extraordinary loss on debt
        extinguishment.....................   (0.21)    (0.21)     --        --
                                            -------   -------  -------   -------
       Net earnings (loss)................. $  0.06   $  0.03  $ (0.45)  $ (0.45)
                                            =======   =======  =======   =======
       Weighed average number of shares
        outstanding........................   9,067     9,067    7,981     7,981
                                            =======   =======  =======   =======

For purposes of pro forma disclosures, the estimated fair value of the options (stock-based compensation) is amortized to expense on a straight-line basis over the options' vesting period. The pro forma information above only includes the effects of 1997 and 1996 grants. As such, the impacts are not necessarily indicative of the effects on reported net income of future years.

The fair value of each option grant is estimated on the date of grant using the Black-Scholes option pricing model with the following weighted-average assumptions for 1997 and 1996:

                            ASSUMPTIONS                         1997     1996
                            -----------                        -------  -------
      Dividend yield..........................................     --       --
      Risk free interest rate.................................    6.38%    5.29%
      Expected life of options................................ 5 years  5 years
      Expected volatility.....................................   38.76%   39.91%
      Estimated fair value of options granted per share.......   $8.61    $7.21

10. COMMON AND PREFERRED STOCK

  Changes in common stock and common treasury stock are shown below:

                                                                    COMMON
                                               COMMON STOCK     TREASURY STOCK
                                             -----------------  ---------------
                                              SHARES   AMOUNT   SHARES   AMOUNT
                                             --------- -------  -------  ------
   Balance, November 30, 1994............... 7,949,000 $19,410  106,000  $1,887
   Redemption of preferred stock............       --      --   (59,000) (1,057)
   Employee termination benefits............       --      --   (24,000)   (427)
   RSP Diversification......................       --      --    (8,000)   (139)
   Other....................................       --       (1)  (2,000)    (33)
                                             --------- -------  -------  ------
   Balance, November 30, 1995............... 7,949,000  19,409   13,000     231
   Stock options exercised..................     5,000      43      --      --
   Employee termination benefits............       --      --    (1,000)    (11)
   Other....................................       --      --    (1,000)    (28)
                                             --------- -------  -------  ------
   Balance, November 30, 1996............... 7,954,000  19,452   11,000     192
   Stock options exercised..................   278,000   1,706      --      --
   Shares purchased.........................       --      --     8,000     105
   Other....................................       --      --   (10,000)   (157)
                                             --------- -------  -------  ------
   Balance, November 30, 1997............... 8,232,000 $21,158    9,000  $  140
                                             ========= =======  =======  ======

  Changes in redeemable convertible preferred stock and related treasury stock are shown below:

                                                                  PREFERRED
                                                PREFERRED STOCK TREASURY STOCK
                                                --------------- ---------------
                                                SHARES  AMOUNT  SHARES   AMOUNT
                                                ------- ------- -------  ------
   Balance, November 30, 1994.................. 960,000 $24,000 130,000  $3,262
   Shares redeemed.............................     --      --   29,000     720
   RSP Contributions...........................     --      --   (8,000)   (198)
                                                ------- ------- -------  ------
   Balance, November 30, 1995.................. 960,000  24,000 151,000   3,784
   Shares redeemed.............................     --      --   31,000     771
   RSP Contributions...........................     --      --  (15,000)   (384)
                                                ------- ------- -------  ------
   Balance, November 30, 1996.................. 960,000  24,000 167,000   4,171
   Shares redeemed.............................     --      --   48,000   1,197
   RSP Contributions...........................     --      --  (26,000)   (650)
                                                ------- ------- -------  ------
   Balance, November 30, 1997.................. 960,000 $24,000 189,000  $4,718
                                                ======= ======= =======  ======

  On July 10, 1989, the Company sold 960,000 shares of redeemable convertible preferred stock (the "Preferred Stock") to the Trust of the Company's RSP at the liquidation value of $25 per share or $24,000. The Preferred Stock has a dividend rate of 7.75%. The Trustees who hold the Preferred Stock may elect to convert each preferred share to one common share in the event of redemption by Tokheim, certain consolidations or mergers of Tokheim, or a redemption by the Trustees which is necessary to provide for distributions under the RSP. A participant may elect to receive a distribution from the RSP in cash or common stock. If redeemed by the Trustees, the Company is responsible for purchasing the Preferred Stock at the $25 floor value. The Company may elect to pay the redemption price in cash or an equivalent amount of common stock. Due to the redemption characteristics of the stock, the aggregate amount of future redemptions for the next five years cannot be determined. See Note 16 for further discussions on the Company's Preferred Stock.

11. EARNINGS PER SHARE

  Primary earnings (loss) per share is based on the weighted average number of shares outstanding during each year and the assumed exercise of dilutive employees' stock options, less the number of treasury shares assumed to be purchased from the proceeds using the average market price of the Company's common stock.

  In addition to the primary earnings per share computation, the fully diluted earnings per share computation assumes conversion of the Company's Preferred Stock into common stock and further adjusts net earnings for the additional ESOP compensation expense resulting from the absence of the Preferred Stock dividends available to fund the ESOP.

  The following table presents the share information necessary to calculate earnings (loss) per share for fiscal years ended November 30, 1997, 1996, and 1995:

                                                                    PRIMARY
                                                               -----------------
                                                               1997  1996  1995
                                                               ----- ----- -----
Shares outstanding:
  Weighted average outstanding................................ 8,044 7,939 7,893
  Share equivalents...........................................    39    42    18
                                                               ----- ----- -----
  Adjusted outstanding........................................ 8,083 7,981 7,911
                                                               ===== ===== =====
                                                                 FULLY DILUTED
                                                               -----------------
                                                               1997  1996  1995
                                                               ----- ----- -----
Shares outstanding:
  Weighted average outstanding................................ 8,044 7,939 7,893
  Share equivalents...........................................    77    42    18
  Weighted conversion of preferred stock......................   946   --  1,589
                                                               ----- ----- -----
  Adjusted outstanding........................................ 9,067 7,981 9,500
                                                               ===== ===== =====


  The AICPA issued SOP 93-6, Employers' Accounting for Employee Stock Ownership Plans, in November 1993. As allowed by that statement, the Company has elected to continue its current accounting practices for the ESOP which are based on SOP 76-3 and subject to consensuses of the Emerging Issues Task Force of the Financial Accounting Standards Board. Dividends paid on Preferred Stock are deducted for EPS computations and Preferred Stock that has not been allocated to participants' accounts is assumed to be outstanding based on the stated conversion ratio of one-for-one. Preferred Stock that has been allocated to participants' accounts is included in the computation of EPS based on the period-end closing price or the weighted average market value of the Company's common stock relative to the $25 liquidation value of the Preferred Stock. The number of unallocated shares of Preferred Stock at November 30, 1997 and 1995 were 282,316 and 442,777, respectively. The number of allocated shares of Preferred Stock at November 30, 1997 and 1995 were 488,947 and 365,843, respectively. The allocated shares of Preferred Stock were converted using $18.813 at November 30, 1997 and $8.047 at November 30, 1995.

  For 1996, fully diluted earnings per share is considered to be the same as primary earnings per share, since the effect of common stock equivalents and certain potentially dilutive securities would be antidilutive.

  As stated in Note 1, the Company will be required to retroactively adopt the provisions of SFAS No. 128 when it reports its operating results for the quarter ended February 28, 1998. In addition, during 1998, the Company will convert its preferred shares at a one-to-one ratio instead of the pro rated approach described above. This change is due to the Company having the ability and intent to make ESOP distributions in cash instead of in the Company's common stock which has been the historical practice as described above. The weighted average number of common shares outstanding for 1997 calculated under the provisions of SFAS No. 128 are 8,042 for basic and 9,005 for diluted. EPS for 1997 calculated pursuant to SFAS No. 128 is $0.07 for basic and $0.06 for diluted.

12. QUARTERLY FINANCIAL INFORMATION (UNAUDITED)

  Quarterly financial information for 1997 and 1996 is as follows:

                                           1997
                         -------------------------------------------------------
                           1ST        2ND        3RD         4TH
                         QUARTER    QUARTER    QUARTER     QUARTER       TOTAL
                         -------    -------    -------     --------     --------
Net sales............... $92,024    $95,857    $91,781     $105,807     $385,469
Cost of products sold
 (A)....................  70,391     70,379     68,667       74,495      283,932
Earnings before
 extraordinary item.....     126      1,210        152        2,493        3,980
Extraordinary loss on
 debt extinguishment....     --         --         --        (1,886)      (1,886)
Net earnings............     126(B)   1,210(C)     152 (D)      607 (E)    2,094
Earnings (loss) per
 share:
 Primary:
  Before extraordinary
   item.................   (0.03)      0.10      (0.03)        0.26         0.31
  Extraordinary loss on
   debt extinguishment..     --         --         --         (0.23)       (0.23)
  Net earnings (loss)...   (0.03)      0.10      (0.03)        0.03         0.07
 Fully dilutive:
  Before extraordinary
   item.................   (0.03)      0.08      (0.03)        0.23         0.27
  Extraordinary loss on
   debt extinguishment..     --         --         --         (0.20)       (0.21)
  Net earnings (loss)...   (0.03)      0.08      (0.03)        0.03         0.06

--------
(A) Includes product development expenses and excludes depreciation and amortization.
(B) Includes $500 of interest income recorded on specified loss liability tax claims.
(C) Increase attributable to (i) high sales levels and reduced manufacturing costs due to the consolidation of manufacturing facilities in France and
    (ii) a reduction of Company personnel in the U.S., which translated into a reduction of the postretirement benefit liability.
(D) Includes a $530 gain on the sale of foreign currency option agreements.
(E) Includes an income adjustment in the amount of $955, increasing goodwill for a materials supply contract between Sofitam and a previously affiliated company. This amount was offset by a $894 charge recorded for licensed technology that was determined to have minimal value.

                                               1996
                            ---------------------------------------------------
                              1ST      2ND     3RD          4TH
                            QUARTER  QUARTER QUARTER     QUARTER(A)     TOTAL
                            -------  ------- -------     ----------    --------
Net sales.................  $49,548  $57,620 $59,044      $113,521     $279,733
Cost of products sold (B).   37,805   43,546  45,222        83,650      210,223
Net earnings (loss).......     (613)     486     (37)(C)    (1,845)(D)   (2,009)
Earnings (loss) per share:
 Primary:
  Net earnings (loss).....    (0.13)    0.01   (0.05)        (0.28)       (0.45)
 Fully dilutive:
  Net earnings (loss).....    (0.13)    0.01   (0.05)        (0.28)       (0.45)

--------
(A) Includes the results of operations, for the three-month period ended November 30, 1996, of Sofitam.
(B) Includes product development expenses and excludes depreciation and amortization.
(C) Includes approximately $254 charged to operations for employee termination benefits related to corporate restructuring resulting from the acquisition of Sofitam and $669 related to a litigation settlement.
(D) Includes approximately $387 charged to operations for employee termination benefits related to corporate restructuring resulting from the acquisition of Sofitam, $455 for various other acquisition charges, $780 for product/service exit costs and $866 for a legal settlement and a possible adverse outcome related to Pension Benefit Guaranty Corporation inquiries.

13. INCOME TAXES

  Earnings (loss) before income taxes and extraordinary loss consists of the following:

                                                         1997   1996     1995
                                                        ------ -------  -------
      Domestic......................................... $4,209 $  (542) $ 8,946
      Foreign..........................................    988    (687)  (5,676)
                                                        ------ -------  -------
                                                        $5,197 $(1,229) $ 3,270
                                                        ====== =======  =======

  Income tax provision (benefit) consists of the following:

                                                             1997  1996   1995
                                                            ------ -----  -----
      Current:
        Federal............................................ $  240 $(460) $(272)
        State..............................................    311   277    249
        Foreign............................................    652   906    132
      Deferred:
        Foreign............................................     14    57    (70)
                                                            ------ -----  -----
          Total tax provision.............................. $1,217 $ 780  $  39
                                                            ====== =====  =====

  A reconciliation of the reported tax expense (benefit) and the amount computed by applying the statutory U.S. federal income tax rate of 35% to earnings (loss) before income taxes and extraordinary loss is as stated below.

                                                         1997    1996    1995
                                                        ------  ------  -------
      Computed "expected" tax expense (benefit).......  $1,819  $ (430) $ 1,144
      Increase (decrease) in taxes resulting from:
        State income taxes net of federal tax benefit.     202     180      162
        Tax effect of dividends paid on stock held in
         the RSP......................................    (529)   (540)    (553)
        Adjustments to prior year accruals and
         refunds......................................    (600)   (111)    (572)
        Difference in foreign and U.S. tax rates......     (99)    (78)      (6)
        Increase (decrease) in valuation allowance
         before effect of stock options and
         Extraordinary loss...........................    (525)    316   (2,250)
        Foreign losses with no current tax benefit:      1,016   1,201    1,985
        Repatriation of foreign earnings..............     --      125       41
        Miscellaneous items, net......................     (67)    117       88
                                                        ------  ------  -------
      Provision at effective tax rate.................  $1,217  $  780  $    39
                                                        ======  ======  =======

  The components of the deferred tax assets and liabilities as of November 30, 1997 and 1996 are as stated below. The tax benefit of $660 related to the extraordinary loss on the debt extinguishment has been fully offset by an increase in the valuation allowance.

                                                               1997      1996
                                                             --------  --------
   Gross deferred tax assets:
     Accounts receivable.................................... $    346  $    215
     Employee compensation and benefit accruals.............    6,733     7,107
     Workers' compensation and other claims.................      603       242
     Other..................................................       24        14
     Warranty accrual.......................................      978     1,032
     Environmental liability................................      232       322
     Net operating loss carryforwards.......................    8,634     7,137
     Alternative minimum tax credit.........................      378       331
     Valuation allowance....................................  (14,907)  (14,885)
                                                             --------  --------
       Total deferred tax asset............................. $  3,021  $  1,515
                                                             ========  ========

                                                              1997      1996
                                                            --------  --------
   Gross deferred tax liabilities:
     Property, plant and equipment......................... $  1,322  $  1,158
     Pension assets........................................      700       524
     Inventory.............................................      476      (707)
     Investment in property................................      207       214
     Foreign earnings not permanently invested.............      327       327
     Foreign exchange......................................       28       235
     Export sales provision................................      303       288
                                                            --------  --------
       Total deferred tax liability........................    3,363     2,039
                                                            --------  --------
   Net deferred tax liability.............................. $   (342) $   (524)
                                                            ========  ========

  For U.S. federal income tax purposes, the net operating loss ("NOL") carryover amounts to $24,669 which will expire from 2006 to 2008. For purposes of the Alternative Minimum Tax ("AMT"), the NOL carryover is $10,561 and the credit carryforwards total $378. During 1997, $1,500 of the NOL was used.

  At November 30, 1997, the Company recorded a net deferred tax asset of $14.9 million, which was offset in full by a valuation allowance due largely to uncertainties associated with the Company's ability to fully use these tax benefits. The Company is continuing to evaluate the likelihood that all or part of the deferred tax asset will be realized through the generation of future taxable earnings. If, in the future, the Company is able to generate sufficient levels of taxable income, the valuation allowance will be adjusted accordingly.

14. GEOGRAPHICAL SEGMENTS

  Domestic and foreign operations information for 1997, 1996, and 1995 is as follows:

                                                   1997       1996       1995
                                                 ---------  ---------  --------
      Net sales--unaffiliated customers:
        North America........................... $ 139,928  $ 147,763  $137,470
        Export..................................    46,529     38,541    36,238
        Europe..................................   176,402     80,370    37,068
        Africa..................................    22,610     13,059    10,797
                                                 ---------  ---------  --------
                                                 $ 385,469  $ 279,733  $221,573
                                                 =========  =========  ========
      Inter-area sales eliminations:
        North America........................... $   8,432  $   9,471  $ 10,778
                                                 =========  =========  ========
        Europe.................................. $   3,660  $   1,100  $     47
                                                 =========  =========  ========
        Africa.................................. $     286  $     510       --
                                                 =========  =========  ========
      Operating income (loss):
        North America........................... $   5,557  $     494  $  8,812
        Europe..................................    10,259      2,649    (4,232)
        Africa..................................     1,444        633       165
        Adjustments and eliminations............     3,385      2,580     1,066
                                                 ---------  ---------  --------
                                                 $  20,645  $   6,356  $  5,811
                                                 =========  =========  ========
      Identifiable assets:
        North America........................... $ 207,209  $ 216,989  $121,044
        Europe..................................   169,110    186,372    22,914
        Africa..................................    14,448     14,955     7,025
        Adjustments and eliminations............  (100,148)  (108,455)  (26,651)
                                                 ---------  ---------  --------
                                                 $ 290,619  $ 309,861  $124,332
                                                 =========  =========  ========

  The Company's foreign operations are located in: Canada; Belgium; France; Germany; Italy; Spain; Switzerland; the Netherlands; United Kingdom; Cameroon; Ivory Coast; Morocco; Senegal; South Africa; and Tunisia. Transfers between geographical areas are at cost plus an incremental amount intended to provide a reasonable profit margin to the selling enterprises.

15. ALLOWANCE FOR DOUBTFUL ACCOUNTS

  Changes in the allowance for doubtful accounts are as follows:

                                                         1997    1996    1995
                                                        ------  ------  ------
      Balance, beginning of year....................... $  904  $1,150  $1,295
      Sofitam acquisition adjustments..................    350     --      --
      Charged to operations............................    192     667     367
      Uncollectible accounts written off, less
       recoveries......................................    (34)   (900)   (519)
      Foreign currency translation adjustments.........    (20)    (13)      7
                                                        ------  ------  ------
        Balance, end of year........................... $1,392  $  904  $1,150
                                                        ======  ======  ======

16. RETIREMENT PLAN COST

  The Company has several retirement plans covering most employees, including certain employees in foreign countries. Charges to operations for the cost of the Company's retirement plans, including the RSP, were $2,625, $3,052 and $3,054 in 1997, 1996 and 1995, respectively.

  Defined Benefit Plans (U.S.)--The Company maintains two noncontributory defined benefit pension plans which cover certain union employees. The Company's funding to the plans is equal to the minimum contribution required by the Internal Revenue Code. The benefits are based upon a fixed benefit rate and years of service. Future benefits under these plans were frozen as of December 31, 1990, at which time the plans' participants became eligible to participate in the RSP.

  The following table sets forth the aggregate defined benefit plans' funded status and amounts reflected in the accompanying consolidated balance sheets as of November 30, 1997 and 1996:

                                             ASSETS EXCEED     ACCUMULATED
                                              ACCUMULATED       BENEFITS
                                               BENEFITS       EXCEED ASSETS
                                             --------------  ----------------
                                              1997    1996    1997     1996
                                             ------  ------  -------  -------
   Actuarial present value of accumulated
    plan benefits:
     Vested................................. $1,470  $1,592  $ 9,624  $10,046
     Non-vested.............................     80      89      662      703
                                             ------  ------  -------  -------
     Accumulated benefit obligations........ $1,550  $1,681  $10,286  $10,749
                                             ======  ======  =======  =======
   Projected benefit obligations............ $1,550  $1,681  $10,286  $10,749
   Plan assets at fair value, principally
    common stocks, bonds, and guaranteed
    investment contracts, including $1,160
    and $555 for 1997 and 1996,
    respectively, of the Company's common
    stock...................................  2,149   1,968    9,477    8,424
                                             ------  ------  -------  -------
   Plan assets in excess of (less than)
    projected benefit obligations...........    599     287     (809)  (2,325)
   Unrecognized net loss....................    238     520    2,262    3,360
   Unrecognized net assets at December 1,
    1991 and 1990 being recognized over 15
    years...................................   (202)   (231)     (89)    (112)
   Adjustment required to recognize minimum
    liability...............................    --      --    (2,173)  (3,248)
                                             ------  ------  -------  -------
   Prepaid pension cost (pension liability)
    recognized in the consolidated balance
    sheet................................... $  635  $  576  $  (809) $(2,325)
                                             ======  ======  =======  =======

  The net periodic pension expense amounts were based on the following actuarial assumptions:

                                             ASSETS EXCEED     ACCUMULATED
                                              ACCUMULATED       BENEFITS
                                               BENEFITS       EXCEED ASSETS
                                             --------------  ----------------
                                              1997    1996    1997     1996
                                             ------  ------  -------  -------
   Discount rate on plan liabilities........  7.25%   7.00%    7.25%    7.00%
   Rate of return on plan assets............  8.00%   8.00%    8.00%    8.00%

  The Company has recorded an additional minimum pension liability for the underfunded plan of $2,173 and $3,248 at November 30, 1997 and 1996, respectively, representing the excess of unfunded accumulated benefit obligations over previously recorded pension cost liabilities.

  The net periodic pension cost of U.S. defined benefit plans for 1997, 1996, and 1995 includes the following components:

                                                      1997     1996     1995
                                                     -------  -------  -------
   Interest cost on projected benefit obligations... $   844  $   842  $   857
   Return on plan assets............................  (1,739)  (1,204)  (1,138)
   Net amortization and deferral....................   1,056      619      558
                                                     -------  -------  -------
   Net periodic pension expense..................... $   161  $   257  $   277
                                                     =======  =======  =======

  Defined Benefit Plans (Foreign)--Certain French Sofitam subsidiaries offer unfunded defined benefit plans that cover all employees and provide lump-sum benefit payments upon retirement unless employment is terminated prior to retirement age. The following table sets forth the actuarial valuation information required to be presented under U.S. GAAP for 1997 and 1996:

                                                               1997     1996
                                                              -------  -------
   Actuarial present value of accumulated plan benefits
     Vested.................................................      --       --
     Non-vested.............................................  $ 2,178  $ 2,115
                                                              -------  -------
     Accumulated benefit obligations........................    2,178    2,115
     Effect of future salary increases......................    1,086    1,187
                                                              =======  =======
     Projected benefit obligation...........................  $ 3,264  $ 3,302
   Plan assets at fair value                                      --       --
                                                              -------  -------
     Funded status..........................................   (3,264)  (3,302)
     Amortization of unrecognized net transition obligation.      692      909
     Unrecognized net (gain) loss...........................      324      136
                                                              -------  -------
     Prepaid pension cost (pension liability)...............  $(2,248) $(2,257)
                                                              =======  =======
   The net periodic pension expense amounts were based on
    the following actuarial assumptions:
   *Discount rate...........................................     6.00%    6.58%
   *Salary growth percentage................................     3.50%    4.00%
   The net periodic pension cost of the foreign defined
    benefit plans includes the following components:
   Service cost.............................................  $   222  $   207
   Interest cost on projected benefit obligation............      201      219
   Amortization.............................................      114      120
                                                              -------  -------
     Net periodic pension cost..............................  $   537  $   546
                                                              =======  =======


   Pension liability recognized in the balance sheet:
     Accrued pension........................................  $(2,257)
     Allowances paid during the year........................      285
     1997 net periodic pension cost.........................     (537)
                                                              -------
     Accrued pension........................................  $(2,509)
                                                              =======

--------
*  In France

  The information presented above was calculated based on actuarial valuations of the plans as of August 31, 1997 and 1996, which approximates that as of November 30, 1997 and 1996, respectively. The Company's other foreign retirement plans represent an insignificant portion of the Company's total retirement plans.

  Defined Contribution Plan (U.S.)--The RSP covers substantially all U.S. employees of Tokheim and includes a common and preferred stock ESOP, which provide a retirement contribution of 2% (of salary) for factory and office employees, and 1.5% for all other participants in the plan and a matching contribution of at least two-thirds of the first 6% of employee contributions. The matching contribution can increase to 150% of the first 6% of contributions, depending on the performance of the Company. See Note 11 for a discussion of the Company's accounting for the ESOP pursuant to SOP 76-3.

  The number of shares of Preferred Stock in the RSP at November 30, 1997 and 1996 was 771,263 and 793,160 respectively, at a cost of $25 per share. The number of common shares in the RSP at November 30, 1997 and 1996 was 137,645 and 25,305, respectively, at an average cost of $18.22 and $17.14 per share. The dividend yield on the Preferred Stock is 7.75%, and the conversion rate is one share of Preferred Stock to one share of common stock. Each year, approximately 8% of the Preferred Stock held by the plan is allocated to participants' accounts. The Company has guaranteed the RSP loans as described in Note 7. A like amount entitled "Guaranteed Employees'

Stock Ownership Plan (RSP) obligation" is recorded as a reduction of shareholders' equity. As the Company makes contributions to the RSP, these contributions, plus the dividends paid on the Company's preferred and common stock held by the RSP, are used to repay the loans. As the principal amounts of the loans are repaid, the "Guaranteed Employees' Stock Ownership Plan (RSP) obligation" in the equity and liability sections of the balance sheet is reduced accordingly. Company contributions in excess of dividends are allocated to interest and compensation expense on a basis proportional to the required debt service on RSP loans. Amounts allocated to interest expense were $631, $715, and $832 for 1997, 1996 and 1995 respectively.

                                                            1997   1996   1995
                                                           ------ ------ ------
      Interest expense incurred by the Plan Trust(s) on
       RSP debt........................................... $  710 $1,075 $1,265
      Company contributions to the RSP....................  2,464  2,541  2,300
      Dividends on preferred stock used for debt service
       by the RSP.........................................  1,512  1,543  1,580

17. POSTRETIREMENT BENEFITS OTHER THAN PENSIONS

  The Company provides defined benefit postretirement health and life insurance benefits to most of its U.S. employees. Covered employees become eligible for these benefits at retirement, after meeting minimum age and service requirements. The Company continues to fund benefits on a pay-as-you-go basis, with some retirees paying a portion of the costs.

  The accumulated postretirement benefit obligation as of November 30, 1997 and 1996 consisted of unfunded obligations as follows:

                                                                 1997     1996
                                                                -------  -------
      Retirees and dependents.................................. $ 6,890  $ 8,220
      Fully eligible active plan participants..................     708    1,088
      Other active plan participants...........................   4,588    7,742
                                                                -------  -------
        Total accumulated postretirement benefit obligation....  12,186   17,050
      Unrecognized net gain (loss).............................   3,092   (1,531)
                                                                -------  -------
      Accrued postretirement benefit cost......................  15,278   15,519
      Less current portion.....................................    (900)    (739)
                                                                -------  -------
                                                                $14,378  $14,780
                                                                =======  =======

  Net postretirement benefit cost for 1997, 1996 and 1995 includes the following components:

                                                            1997   1996   1995
                                                           ------ ------ ------
      Service cost........................................ $  323 $  603 $  422
      Interest cost on accumulated postretirement benefit
       obligation.........................................    860  1,108  1,034
      Amortization (gain) loss............................    --     --      25
                                                           ------ ------ ------
      Net postretirement benefit cost..................... $1,183 $1,711 $1,431
                                                           ====== ====== ======

  The assumptions used to develop the net postretirement benefit expense and the present value of benefit obligations are as follows:

                                                                     1997  1996
                                                                     ----- -----
      Discount rate................................................. 7.25% 7.00%
      Health care cost trend rate for the next year................. 6.50% 9.00%

  The health care cost trend rate used to value the accumulated postretirement benefit obligation is assumed to decrease gradually to an ultimate rate of 4.5% in 2005. A 1% increase in this annual trend rate would increase the accumulated postretirement benefit obligation as of November 30, 1997 by approximately $1,500 and the combined service and interest components of the annual net post-retirement health care cost by approximately $180.

18. CONTINGENT LIABILITIES

  The Company is defending various claims and legal actions which are common to its operations. These legal actions primarily involve claims for damages arising out of the Company's manufacturing operations, including environmental actions, patent infringement, product liability matters and various contract and employment matters.

  Environmental Matters--The Company's operations and properties are subject to a variety of complex and stringent federal, state, and local laws and regulations, including those governing the use, storage, handling, generation, treatment, emission, release, discharge and disposal of certain materials, substances and wastes, the remediation of contaminated soil and groundwater, and the health and safety of employees. As such, the nature of the Company's operations exposes it to the risk of claims with respect to such matters. There can be no assurance that material costs or liabilities will not be incurred in connection with such claims. Based upon its experience to date, the Company believes that the future cost of compliance with existing environmental laws and regulations, and liability for known environmental claims pursuant to such laws and regulations, will not have a material adverse effect on the Company's business, financial condition or results of operations. However, future events, such as new information, changes in existing laws and regulations or their interpretation, and more vigorous enforcement policies of regulatory agencies, may give rise to additional expenditures or liabilities that could be material.

  The U.S. Comprehensive Environmental Response, Compensation and Liability Act ("CERCLA"), also known as the "Superfund" law, imposes liability, without regard to fault or the legality of the original conduct, on certain classes of persons with respect to the release of a "hazardous substance" into the environment. These persons include the owner or operator of the disposal site or sites where the release occurred and companies that disposed of or arranged for the disposal of the hazardous substances found at the site. Persons who are or were responsible for releases of hazardous substances under CERCLA may be subject to joint and several liability for the costs of cleaning up the releases and for damages to natural resources. It is not uncommon for neighboring landowners and other third parties to file claims for personal injury or property damages allegedly caused by the hazardous substances released into the environment. In addition, where the Company has sold properties used in its prior manufacturing operations, it may have contractual obligations to the new owner to remediate environmental contamination on the site arising from prior operations.

  The Company also generates or has in the past generated waste, including hazardous waste, that is subject to the federal Reserve Conservation and Recovery Act ("RCRA") and comparable state statutes. The U.S. Environmental Protection Agency ("EPA") and various state agencies have promulgated regulations that limit the disposal options for certain hazardous and nonhazardous waste. Such regulations may also require corrective action with respect to contamination of facilities caused by the past handling of industrial waste.

  The Company has been named as a potentially responsible party ("PRP") under CERCLA or similar state Superfund laws at three sites: the Fort Wayne Reduction Site in Fort Wayne, Indiana; the Moyer Landfill Site in Collegeville, Pennsylvania; and the I. Jones Recycling Site in Fort Wayne, Indiana. The Company believes that the clean ups at these three sites are largely complete and that the Company has paid, or has currently accrued on its balance sheet sufficient funds to pay, any liabilities it may have associated with the clean up of these sites. The Company also owns or leases, and has in the past owned or leased, numerous properties that for many years have been used in industrial and manufacturing operations. Although the Company has in the past utilized operating and disposal practices that were standard for the industry at the time, hazardous substances may have been disposed of or released on or under the properties owned or leased by the Company, or on or under other locations where such wastes have been taken for disposal. The Company currently owns a facility near Atlanta, Georgia that was previously used to refurbish gasoline dispensers. As part of this operation, chlorinated solvents were inadvertently released to the soil and groundwater through the facility septic system. Migration of these releases has caused solvent concentrations above background levels in the groundwater under an adjacent residential property. The Company has completed the cleanup of this release under the oversight of the Georgia Environmental Protection Division of the Georgia Department of Natural Resources, and is currently monitoring the property to ensure that additional cleanup work is not necessary.

  The Company is also involved in one lawsuit with respect to environmental liabilities under an indemnity provision of a sale agreement concerning the sale of the die casting facility of a former subsidiary to a third party. Negotiations with the other party to settle this matter to avoid litigation expenses ceased when the other party could not show its expenses were a direct result of environmental matters related to the indemnity agreement. Discovery is now being conducted in this matter.

  Total amounts included in accrued expenses related to environmental matters were $990 and $878 at November 30, 1997 and 1996, respectively. During 1995, the Company settled two actions with the Environmental Protection Agency ("EPA"). One matter the Company settled for $627 as part of a global settlement with other PRPs, and the Company recorded the liability in full at November 30, 1994. The government approved this settlement in late 1997, and the Company paid one-half of the settlement amount in December 1997. The remaining half is due in 12 months. The Company is pursuing recovery of these amounts from its insurance carriers. In the other action, the Company settled as a participating generator as part of a global settlement. The Company provided a letter of credit in the amount of $148 to cover its projected future costs. In 1996, this letter of credit was reduced to $43. This action is still pending with respect to EPA oversight costs and potential natural resource damages owed to the state of Indiana. Settlement negotiations are ongoing with respect to the natural resource damages. The matter regarding EPA oversight costs is on appeal to the U.S. Court of Appeals for the 7th Circuit. Management believes that the letter of credit of $43 is adequate to cover any future cost to the Company relating to this matter.

  Product Liability and Other Matters--The Company is subject to various other legal actions arising out of the conduct of its business, including actions relating to product liability, and claims for damages alleging violations of federal, state, or local statutes or ordinances dealing with civil rights, equal pay, and sex discrimination. Total amounts included in accrued expenses related to these actions were $1,330 and $382 at November 30, 1997 and 1996, respectively. The Company is also seeking to recover in excess of $1.0 million from its former outside legal firm for malpractice in handling a litigation matter for the Company. In addition the Company appealed a jury verdict of $350 with respect to an equal pay act and sexual discrimination claim to the 7th U.S. Court of Appeals. The Company is awaiting a decision in this matter. In addition, during 1997, the Company settled various product liabilities, patent infringement and other matters with aggregate settlement charges of approximately $150.

  The Company was a defendant in litigation filed by Gilbarco, Inc. ("Gilbarco"), which alleged infringement of patents on its vapor recovery system and certain vapor recovery improvements, blender, printed receipt severing and filter housing. Gilbarco also alleged violation of the North Carolina Fair Practice Claims Act. Gilbarco sought injunctions and treble unspecified damages. The Company, in addition to asserting other defenses, counterclaimed with an antitrust claim. The lawsuit was filed on August 3, 1995 and took place in federal court in the Middle District of North Carolina. The parties have signed a settlement agreement to license the disputed technology (the "Licensing Agreement"), effective as of December 1, 1997. The Licensing Agreement settles all outstanding issues related to the litigation, and on February 13, 1998, the court entered a consent judgment regarding the settlement. Under the License Agreement, the Company will pay a $3 million fixed royalty fee, payable in 12 quarterly installments, plus earned royalties for the use of the licensed technology. These royalties are estimated to total approximately $1.1 million annually.

  In the opinion of the Company, amounts accrued for awards or assessments in connection with these matters at this time are adequate, and the ultimate resolution of environmental, product liability, and other legal matters will not have a material effect on the Company's consolidated financial position, results of operations, or cash flows. The Company is not able to estimate accurately the additional loss or range of loss that is reasonably possible, in addition to the amounts accrued. The Company reassesses these matters as new facts and cases are brought to management's attention.

19. RECENT EVENTS

  In December 1997, the Company acquired MSI, a Colorado corporation. MSI develops and distributes retail automation systems (including POS software), primarily for the convenience store stations, petroleum dispensing and fast food service industries. The Company paid the MSI shareholders an initial amount of $12.0 million. The

Company is also obligated to make contingent payments of up to $13.2 million over the next 3 years based upon MSI's performance. The $13.2 million consists of $8.0 million of additional purchase price, $2.6 million related to a non-compete agreement, and $2.6 million of additional employee compensation. The $12.0 million amount was funded through the Company's existing Bank Credit Facility. The Company is in the process of valuing MSI's assets, which consist principally of in-process research and development, software and other intangibles. The Company estimates that it will incur a charge of approximately $5.9 million in the first quarter of 1998 for the write off of in-process research and development costs.

20. SHAREHOLDER RIGHTS PLAN

  On January 22, 1997, the Board of Directors of the Company approved the extension of the benefits afforded by the Company's then-existing rights plan by adopting a new shareholder rights plan. Pursuant to the new Rights Agreement, dated as of January 22, 1997, by and between the Company and Harris Bank and Trust Company, as Rights Agent, one Right was issued for each outstanding share of Common Stock upon the expiration of the Company's then-existing rights (February 9, 1997). Each of the new Rights entitle the registered holder to purchase from the Company one one-thousandth of a share of Series A Junior Preferred Stock at a price of $44.00 per one-thousandth of a share. The Rights will not become exercisable, however, unless and until, among other things, any person acquires 15% or more of the outstanding Common Stock or the Board of Directors of the Company determines that a person is an Adverse Person.

  A person who beneficially owns 10% or more of the outstanding Common Stock will be declared an Adverse Person if the Board of Directors determines (a) that such beneficial ownership is intended to cause the Company to repurchase the Common Stock beneficially owned by such person or to pressure the Company to take action or enter into transactions intended to provide such person with short-term financial gain that are not in the best long-term interests of the Company and its shareholders or (b) such beneficial ownership is causing or reasonably likely to cause a material adverse impact on the Company to the detriment of the Company's shareholders, employees, suppliers, customers or community. If a person acquires 15% or more of the outstanding Common Stock or is declared an Adverse Person (subject to certain conditions and exceptions more fully described in the Rights Agreement), each Right will entitle the holder (other than the person who acquired 15% or more of the outstanding Common Stock or is declared an Adverse Person) to purchase Common Stock having a market value equal to twice the exercise price of a Right. The new Rights are redeemable under certain circumstances at $0.01 per Right and will expire, unless earlier redeemed, on February 9, 2007.

                        INDEPENDENT ACCOUNTANTS' REPORT

To the Shareholders and Directors, Tokheim Corporation:

  We have audited the accompanying consolidated balance sheet of Tokheim Corporation and Subsidiaries as of November 30, 1997 and 1996, and the related consolidated statements of earnings, shareholders' equity, and cash flows for each of the three years in the period ended November 30, 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

  We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

  In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Tokheim Corporation and Subsidiaries as of November 30, 1997 and 1996, and the consolidated results of their operations and their cash flows for each of the three years in the period ended November 30, 1997, in conformity with generally accepted accounting principles.

                                          Coopers & Lybrand L.L.P.

Fort Wayne, Indiana
January 23, 1998

                        INDEPENDENT ACCOUNTANTS' REPORT

To the Boards of Directors of
Management Solutions, Inc. and
Tokheim Corporation:

  We have audited the accompanying balance sheets of Management Solutions, Inc. as of November 30, 1997 and December 31, 1996, and the related statements of operations, stockholders' equity and cash flows for the eleven months ended November 30, 1997 and the year ended December 31, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

  We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

  In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Management Solutions, Inc. as of November 30, 1997 and December 31, 1996, and the results of its operations and its cash flows for the eleven months ended November 30, 1997 and the year ended December 31, 1996, in conformity with generally accepted accounting principles.

                                          Coopers & Lybrand L.L.P.

Denver, Colorado
December 31, 1997

                           MANAGEMENT SOLUTIONS, INC.

                                 BALANCE SHEETS

                 AS OF NOVEMBER 30, 1997 AND DECEMBER 31, 1996

ASSETS                                                       1997       1996
------                                                    ---------- ----------
Current assets:
  Cash and cash equivalents.............................. $1,020,285 $   32,237
  Trade accounts receivable, net of allowance of $110,403
   and $64,603 at November 30, 1997 and December 31,
   1996, respectively....................................  1,061,527  1,098,540
  Notes receivable from related party....................    850,000    313,000
  Inventory, net of reserve of $8,386 at November 30,
   1997..................................................    160,859    154,781
  Interest receivable....................................     90,591     68,892
  Other..................................................      6,776     37,281
                                                          ---------- ----------
    Total current assets.................................  3,190,038  1,704,731
Property and equipment, net of accumulated depreciation
 of $247,875 and $194,576 at November 30, 1997 and
 December 31, 1996, respectively.........................    255,027    107,320
Capitalized software, net of accumulated amortization of
 $10,000 at November 30, 1997............................     42,000        --
Other long-term assets...................................      6,950      6,000
                                                          ---------- ----------
    Total assets......................................... $3,494,015 $1,818,051
                                                          ========== ==========
LIABILITIES AND STOCKHOLDERS' EQUITY
------------------------------------
Current liabilities:
  Accounts payable....................................... $  170,349 $  108,584
  Bonuses payable........................................    958,411        --
  Deferred revenue.......................................    171,749    191,870
  Customer deposits......................................     26,428     36,421
  Other..................................................     45,876      8,445
                                                          ---------- ----------
    Total current liabilities............................  1,372,813    345,320
                                                          ========== ==========
Commitments (Note 4)
Stockholders' equity:
  Common stock, no par value, 1,000,000 shares
   authorized; 500,000 shares issued and outstanding.....    300,200    300,200
  Retained earnings......................................  1,821,002  1,172,531
                                                          ---------- ----------
    Total stockholders' equity...........................  2,121,202  1,472,731
                                                          ---------- ----------
    Total liabilities and stockholders' equity........... $3,494,015 $1,818,051
                                                          ========== ==========

   The accompanying notes are an integral part of these financial statements.

                           MANAGEMENT SOLUTIONS, INC.

                            STATEMENTS OF OPERATIONS

 FOR THE ELEVEN MONTHS ENDED NOVEMBER 30, 1997 AND THE YEAR ENDED DECEMBER 31,
                                      1996

                                                             1997       1996
                                                          ---------- ----------
Revenues:
  Licenses............................................... $3,580,394 $  963,911
  Hardware...............................................  2,063,433  2,346,438
  Services...............................................  2,159,514  1,280,573
                                                          ---------- ----------
    Total revenues.......................................  7,803,341  4,590,922
Costs and expenses:
  Direct hardware and software costs.....................  3,820,270  2,750,351
  Selling, general and administrative and other..........  3,161,254  1,132,420
                                                          ---------- ----------
    Operating income.....................................    821,817    708,151
Interest and other income, net...........................     63,567     30,164
                                                          ---------- ----------
    Net income........................................... $  885,384 $  738,315
                                                          ========== ==========
Pro forma net income..................................... $  555,136 $  462,924
                                                          ========== ==========
Pro forma net income per share........................... $     1.11 $      .93
                                                          ========== ==========
Weighted average common shares outstanding...............    500,000    500,000
                                                          ========== ==========



   The accompanying notes are an integral part of these financial statements.

                           MANAGEMENT SOLUTIONS, INC.

                            STATEMENTS OF CASH FLOWS

 FOR THE ELEVEN MONTHS ENDED NOVEMBER 30, 1997 AND THE YEAR ENDED DECEMBER 31,
                                      1996

                                                            1997       1996
                                                         ----------  ---------
Cash flows from operating activities:
  Net income............................................ $  885,384  $ 738,315
  Adjustments to reconcile net income to net cash
   provided by operating activities:
    Depreciation and amortization.......................     63,299     50,676
    Provision for bad debts and inventory...............     54,186     64,603
    Change in operating assets and liabilities:
      Trade accounts receivable.........................     (8,787)  (671,967)
      Inventory.........................................    (14,464)  (135,334)
      Interest receivable...............................    (21,699)   (29,009)
      Other current assets..............................     30,505    (19,165)
      Other long-term assets............................       (950)       --
      Accounts payable..................................     61,765     53,827
      Bonuses payable...................................    958,411        --
      Deferred revenue..................................    (20,121)   191,870
      Customer deposits.................................     (9,993)    18,408
      Other current liabilities.........................     37,431    (29,734)
                                                         ----------  ---------
        Net cash provided by operating activities.......  2,014,967    232,490
                                                         ----------  ---------
Cash flows from investing activities:
  Purchase of property and equipment....................   (201,006)   (12,150)
  Capitalized software..................................    (52,000)       --
  Notes receivable from related party...................   (537,000)   250,798
                                                         ----------  ---------
        Net cash (used in) provided by investing
         activities.....................................   (790,006)   238,648
                                                         ----------  ---------
Cash flows from financing activities:
  Distributions.........................................   (236,913)  (495,889)
                                                         ----------  ---------
        Net cash used in financing activities...........   (236,913)  (495,889)
                                                         ----------  ---------
        Net increase (decrease) in cash and cash
         equivalents....................................    988,048    (24,751)
Cash and cash equivalents, beginning of year............     32,237     56,988
                                                         ----------  ---------
Cash and cash equivalents, end of year.................. $1,020,285  $  32,237
                                                         ==========  =========


   The accompanying notes are an integral part of these financial statements.

                           MANAGEMENT SOLUTIONS, INC.

                       STATEMENTS OF STOCKHOLDERS' EQUITY

 FOR THE ELEVEN MONTHS ENDED NOVEMBER 30, 1997 AND THE YEAR ENDED DECEMBER 31,
                                      1996

                                        COMMON STOCK                   TOTAL
                                      ----------------  RETAINED   STOCKHOLDERS'
                                      SHARES   AMOUNT   EARNINGS      EQUITY
                                      ------- -------- ----------  -------------
Balance, January 1, 1996............. 500,000 $300,200 $  930,105   $1,230,305
  Net income.........................     --       --     738,315      738,315
  Distributions ($.99 per share).....     --       --    (495,889)    (495,889)
                                      ------- -------- ----------   ----------
Balance, December 31, 1996........... 500,000  300,200  1,172,531    1,472,731
  Net income.........................     --       --     885,384      885,384
  Distributions ($.47 per share).....     --       --    (236,913)    (236,913)
                                      ------- -------- ----------   ----------
Balance, November 30, 1997........... 500,000 $300,200 $1,821,002   $2,121,002
                                      ======= ======== ==========   ==========




   The accompanying notes are an integral part of these financial statements.

                          MANAGEMENT SOLUTIONS, INC.

                         NOTES TO FINANCIAL STATEMENTS

1. NATURE OF BUSINESS:

  Management Solutions, Inc. (the "Company") was founded in 1985 and develops point of sale software for companies involved in the convenience store industry. The Company also offers hardware and software installation, software support and consulting services.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

 Revenue Recognition:

  The Company's revenue consists of sales of software products, hardware, and fees for maintenance and services. Revenue from licenses and hardware is recognized upon delivery and completion of significant vendor obligations. Prepaid amounts for post-contract customer support are deferred at the time of receipt and are recognized as revenue over the term of the contract on a straight-line basis.

 Cash and Cash Equivalents:

  The Company considers all highly liquid instruments with an original maturity of three months or less to be cash equivalents.

 Inventory:

  Inventory consists of computer hardware that is held for resale to customers. Inventories are carried at cost on a first-in, first-out basis and are periodically assessed for obsolescence.

 Use of Estimates:

  The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

 Concentration of Credit Risk:

  Financial instruments which potentially subject the Company to concentrations of credit risk consist principally of cash maintained at financial institutions in amounts which at times may exceed federally insured limits. The Company has not experienced any losses in such accounts and believes it is not exposed to any significant credit risk in this area.

  The Company sells its products to various end users in different geographic locations located within the United States. Approximately 52% and 74% of the November 30, 1997 and the December 31, 1996 accounts receivable balances, respectively, are comprised of three customers.

 Property and Equipment:

  Property and equipment are stated at cost. Depreciation of property and equipment are computed using the straight-line method over the estimated useful lives of the assets as follows:

             Furniture and fixtures........... 7 years
             Equipment and automobiles........ 5 years
             Computer equipment............... 3 years

                          MANAGEMENT SOLUTIONS, INC.

  Maintenance and repairs are charged to expense as incurred. Upon retirement or sale, the costs of assets disposed of and the related accumulated depreciation are eliminated and the related gain or loss is reflected in income.

 Income Taxes:

  The Company has elected to be taxed under the provisions of Subchapter S of the Internal Revenue Code, effective in 1985. Taxable income or loss for federal tax reporting is reported by the stockholders. Accordingly, no provision for federal income taxes has been provided for in the financial statements.

 Software Capitalization:

  The cost of establishing the technological feasibility of new products or product enhancements are expensed as incurred as research and development costs ($405,000 in 1997 and 1996). The costs incurred subsequent to the establishment of the technological feasibility of the product and prior to its general release are capitalized. Capitalized costs are amortized on a product-by-product basis using the greater of (a) the ratio that current revenues for a product bear to the total current and anticipated future revenues or (b) the straight-line method over the estimated useful life of three years. Amortization expense related to capitalized software development costs is included in direct hardware and software costs in the accompanying statement of operations and was $10,000 in 1997. There were no software development costs capitalized in 1996 and prior years.

 Pro forma Net Income Per Share:

  Pro forma net income per share is computed using the weighted average number of common shares outstanding divided by pro forma net income. The Company did not have any common stock equivalents outstanding in 1997 or 1996.

 New Accounting Pronouncement:

  Effective December 15, 1997, the Company will adopt Statement of Financial Accounting Standards Statement No. 128, ("SFAS 128") Earnings per Share. SFAS 128 simplifies the standards for computing earnings per share found in Accounting Principles Board Opinion No. 15, Earnings per Share, and makes them comparable to international earnings per share standards. Had SFAS 128 been effective during the eleven months ended November 30, 1997 and December 31, 1996, "Basic earnings per share" and "Dilutive earnings per share" under SFAS 128 would have been identical to pro forma net income per share as presented on the statements of operations.

3. PROPERTY AND EQUIPMENT

  Fixed assets consist of the following:

                                                       NOVEMBER 30, DECEMBER 31,
                                                           1997         1996
                                                       ------------ ------------
      Furniture and fixtures..........................  $  90,071    $  19,687
      Equipment and automobiles.......................    130,079       86,121
      Computer equipment..............................    257,411      189,588
      Other...........................................     25,341        6,500
                                                        ---------    ---------
                                                          502,902      301,896
      Accumulated depreciation........................   (247,875)    (194,576)
                                                        ---------    ---------
      Property and equipment, net.....................  $ 255,027    $ 107,320
                                                        =========    =========

  Depreciation expense was approximately $53,000 for the eleven months ended November 30, 1997 and $51,000 for the year ended December 31, 1996.

                          MANAGEMENT SOLUTIONS, INC.

4. TRANSACTIONS WITH RELATED PARTIES:

 Operating Lease:

  As of November 30, 1997 and December 31, 1996, the Company leased its office and development facilities on a month-to-month basis with an officer and employee, who is the majority stockholder of the Company. Rental expense was approximately $110,400 for the eleven months ended November 30, 1997 and $87,900 for the year ended December 31, 1996. On December 1, 1997, the Company entered into a ten-year operating lease for its research and development facilities with the majority stockholder of the Company. Per the lease agreement, the Company is responsible for all tax, insurance, utility and maintenance costs associated with the facility. The yearly rent is subject to a CPI escalation starting December 2002. At the end of the initial ten-year term, the Company has two renewal options of five years each.

  Future minimum lease payments are as follows:

             1998.........................  $  320,544
             1999.........................     320,544
             2000.........................     320,544
             2001.........................     320,544
             Thereafter...................   1,896,564
                                           -----------
                                            $3,178,740
                                           ===========

 Notes Receivable:

  As of November 30, 1997 and December 31, 1996, the Company had a note receivable of $850,000 and $263,000, respectively, bearing interest of 7.0%, from a minority stockholder of the Company. The note is due on demand and was subsequently repaid in December 1997. Interest earned during 1997 and 1996 was $28,000 and $26,600, respectively.

  As of December 31, 1996, the Company had a note receivable of $50,000 from an officer and employee, who is the majority stockholder of the Company. The full amount was repaid in November 1997.

5. SIGNIFICANT CUSTOMERS:

  Customers which had greater than 10% of total revenues are as follows:

                                                                      1997  1996
                                                                      ----  ----
      Customer A.....................................................  18%   46%
      Customer B..................................................... --     11
      Customer C.....................................................  58   --
      Customer D.....................................................  11   --
      Customer E..................................................... --     19

6. PRO FORMA NET INCOME:

  The pro forma net income and pro forma net income per share reflects the tax adjustment as if the Company had filed C corporation tax returns for all periods presented. The effect is as follows:

                                                                1997     1996
                                                              -------- --------
      Net income before pro forma adjustments................ $885,384 $738,315
      Pro forma provision for income taxes...................  330,248  275,391
                                                              -------- --------
      Pro forma net income................................... $555,136 $462,924
                                                              ======== ========

7. SUBSEQUENT EVENTS:

  On December 29, 1997, Tokheim Corporation ("Tokheim") paid $12 million to acquire all of the Company's common stock. In December 1997, prior to the acquisition by Tokheim, the Company distributed $850,000 ($1.70 per share) to the Company's shareholders.

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

  NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRE-SENTATIONS IN CONNECTION WITH THIS OFFERING OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS, AND IF GIVEN OR MADE, SUCH OTHER INFORMATION AND REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR THE UNDER-WRITERS. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF, OR THAT THE INFOR-MATION CONTAINED HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO ITS DATE. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY SECURITIES OTHER THAN THE REGISTERED SECURITIES TO WHICH IT RE-LATES. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY SUCH SECURITIES IN ANY CIRCUMSTANCES IN WHICH SUCH OFFER OR SOLICITATION IS UNLAWFUL.

                               ----------------

                               TABLE OF CONTENTS

                                                                            PAGE
                                                                            ----
Available Information.....................................................    3
Incorporation of Certain Documents by Reference...........................    3
Special Note Regarding Forward-Looking Statements.........................    4
Summary...................................................................    5
Risk Factors..............................................................   11
Recent Developments.......................................................   15
Use of Proceeds...........................................................   16
Price Range of Common Stock...............................................   17
Dividend Policy...........................................................   17
Capitalization............................................................   18
Unaudited Pro Forma Financial Statements..................................   19
Selected Consolidated Financial Data......................................   23
Management's Discussion and Analysis of Financial Condition and Results of
 Operations...............................................................   24
The Company...............................................................   29
Management................................................................   40
Principal Shareholders....................................................   42
Description of Capital Stock..............................................   44
Underwriting..............................................................   47
Legal Matters.............................................................   48
Experts...................................................................   48
Index to Financial Statements.............................................  F-1

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                               3,800,000 SHARES

                                     LOGO

                                 COMMON STOCK

                               ----------------

                                  PROSPECTUS

                               ----------------

                           PAINEWEBBER INCORPORATED

                                BT ALEX. BROWN

                              SCHRODER & CO. INC.

                               ----------------

                                MARCH 18, 1998

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